As confidentially submitted to the U.S. Securities and Exchange Commission on November 28, 2023. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________________

Wing Yip Food Holdings Group Limited
(Exact name of registrant as specified in its charter)

_________________________

Hong Kong	2013	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No.9, Guanxian North Rd,
Huangpu Town, Zhongshan City,
Guangdong, China 528429
86-760-23215457
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_________________________

[__]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________

With a Copy to:
Ying Li, Esq. Lisa Forcht, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 212-530-2206	Andrew M. Tucker, Esq. Cas Olson, Esq. Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue, NW. Suite 900 Washington, D.C. 20001 (202) 689-2800

_________________________

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED [•], 2023

[•] American Depositary Shares

Wing Yip Food Holdings Group Limited

Representing [•] Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing ordinary shares of Wing Yip Food Holdings Group Limited, a holding company incorporated in Hong Kong. We are offering a total of [•] ADSs. Each ADS represents [•] of our ordinary shares with no par value (“Ordinary Shares”), on a firm commitment basis. Our Ordinary Shares are listed on the Korean Securities Dealers Automated Quotations (“KOSDAQ”) of the Korea Exchange (“KRX”). On [•] 2023, the last reported sale price of our Ordinary Shares on KOSDAQ was [•] Korean won (“KRW”), approximately US$[•], per Ordinary Share. Prior to the completion of this offering, there has been no public market for our Ordinary Shares or ADSs in the U.S. We expect the initial public offering price to be in the range of US$[•] to US$[•] per ADS. We plan to reserve the symbol “[•]” for purposes of listing the ADSs on the Nasdaq Capital Market (“Nasdaq”) and plan to apply to list the ADSs on Nasdaq. It is a condition to the closing of this offering that the ADSs qualify for listing on Nasdaq. If Nasdaq does not approve our listing application, this initial public offering will be terminated.

Investing in the ADSs involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 14 to read about factors you should consider before buying the ADSs.

Unless otherwise stated, as used in this prospectus, the terms “we,” “us,” “our,” “Wing Yip” and the “Company” refer to Wing Yip Food Holdings Group Limited, a holding company incorporated in Hong Kong; the term “our operating subsidiaries” refer to our wholly-owned subsidiaries organized in mainland China, including Guangdong Wing Yip Food Co., Ltd. (“Wing Yip GD”), Hainan Wing Yip Food Technology Co., Ltd. (“Wing Yip HN”), and Huaiji Wing Yip Food Technology Co., Ltd. (“Wing Yip HJ”); and the term “Wing Yip Group” or “our Group” refers to Wing Yip and our subsidiaries, collectively.

Investors are cautioned that you are purchasing equity interests in a Hong Kong holding company with operations conducted in mainland China by its subsidiaries.

We are a holding company incorporated in Hong Kong and not an operating company. As a holding company, we conduct our operations through our subsidiaries located in mainland China. The ADSs offered in this offering are equity interests of the holding company and are not equity interests of our operating subsidiaries located in mainland China. Therefore, you will not directly hold any equity interests in our mainland China-based operating subsidiaries.

We are subject to certain legal and operational risks associated with having all of our operations in mainland China. The local government has significant authority to exert influence on the current business operations of our operating subsidiaries. Therefore, investors of the Company face potential uncertainty from the local regulatory authority of our operating subsidiaries. Changes in China’s economic, political, or social conditions or government policies may result in material changes in the operations of our subsidiaries, significant depreciation of the value of the ADSs, or a complete hindrance to our ability to offer, or continue to offer, our securities to investors. Recently, the regulatory authorities adopted a series of regulatory actions and issued statements to regulate business operations in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using variable interest entity, or VIE, structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. We directly or indirectly hold 100% of the equity interests in the operating subsidiaries in mainland China, and we do not currently use a VIE structure. As of the date of this prospectus, neither we nor our operating subsidiaries have been involved in any investigations on cybersecurity review initiated by any regulatory authority in mainland China, nor has any of them received any inquiry, notice, or sanction. The Cybersecurity Review Measures became effective on February 15, 2022. As confirmed by our mainland China counsel, Jincheng Tongda & Neal Law Firm, we are not subject to cybersecurity review with the Cyberspace Administration of China, or “CAC”, since we currently do not have over one million users’ personal information and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. We also do not expect to be subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Data Security Administration Draft”) are enacted as proposed for the aforementioned reasons. See “Risk Factors — Risks Relating to Doing Business in mainland China — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

Recent statements by the regulatory authorities in mainland China have indicated an intent to impose more oversight and supervision over offerings conducted overseas and/or foreign investment in mainland China-based issuers. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”), promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which came into force on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5 of, the Trial Administrative Measures (the “Guidance Rules”) on CSRC’s official website. The Trial Administrative Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. The Trial Administrative Measures, together with the Guidance Rules, impose requirements for the overseas securities offering and listing by domestic enterprises, and clarified and emphasized several aspects, which include, but are not limited to: (i) comprehensive determination of the “indirect overseas offering and listing by domestic companies of mainland China” in compliance with the principle of “substance over form” and, particularly, an issuer will be required to undertake the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year, is accounted for by domestic companies of mainland China, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (ii) a negative list of types of issuers banned from listing or offering overseas, such as issuers under investigation for crimes or major violations of the law, or whose overseas offering and listing may endanger national security, or whose controlling shareholders have been recently convicted of bribery and corruption; (iii) issuers’ compliance with foreign investment, network security, data security, and other national security laws, regulations and relevant provisions; (iv) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to competent overseas regulators, and report the offering upon the closing of its IPO, and obligation to file with the CSRC after it completes subsequent offerings in the same overseas market and to report to the CSRC on material events including change of control or voluntary or mandatory delisting of the issuer; and (v) the CSRC’s authority to fine both issuers and their relevant shareholders for failure to comply with the Trial Administrative Measures, including failure to comply with the filing procedures or filing with materials on false, misleading statements or material omissions. Specifically, pursuant to the Trial Administrative Measures, we are required to file with the CSRC within three business days after submitting the application documents for offering and listing in the U.S., and this offering is contingent upon the completion of our filing with the CSRC. As the Trial Administrative Measures are newly-issued, there remains uncertainty regarding their interpretation and implementation on its enforcement. Therefore, we cannot assure you that we will be able to complete the filings for this offering and any future offerings and fully comply with the relevant new rules on a timely basis, if at all. The closing of this offering is contingent on receiving CSRC approval under the Trial Administrative Measures. See “Risk Factors — Risks Relating to Doing Business in mainland China — We are required to fulfill the Trial Administrative Measures filing procedures and report relevant information to the CSRC; and, since further interpretation and implementation of the new regulations are still required, we cannot assure you that we will be able to complete the filings for this offering, and any future offerings and fully comply with the relevant new rules on a timely basis, if at all.”

As of the date of this prospectus, we and our operating subsidiaries have not received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the CSRC or any other regulatory authority of mainland China. Since these statements and regulatory actions are newly published, it is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or regulatory authorities of mainland China may in the future promulgate new laws, regulations, or implementing new rules that require us, or our subsidiaries to obtain regulatory approval from authorities of mainland China before listing in the U.S., apart from the filing with the CSRC per the requirements of the Trial Administrative Measures. If we do not receive or maintain the approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, apart from the filing with the CSRC per the requirements of the Trial Administrative Measures, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of the ADSs, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value.

In addition, the ADSs may be delisted from a national exchange or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for two consecutive years. Our auditor, Audit Alliance LLP, headquartered in Singapore, is an independent registered public accounting firm with the PCAOB and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. As of the date of this prospectus, the PCAOB has not yet issued an inspection report for Audit Alliance LLP. The PCAOB currently has access to inspect the working papers of our auditor and it is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022. If trading in the ADSs is prohibited under the Holding Foreign Companies Accountable Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist the ADSs. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and reduced the period of time for foreign companies to comply with PCAOB audits to two consecutive years, instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and Ministry of Finance of the People’s Republic of China (the “PRC” or “China”). The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward. Should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the Holding Foreign Companies Accountable Act. See “Risk Factors — Risks Relating to Doing Business in mainland China — Recent joint statement by the SEC and the PCAOB proposed rule changes submitted by Nasdaq, and the recently enacted Consolidated Appropriations Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.”

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 10 of this prospectus for more information.

Our Ordinary Shares have been listed on KOSDAQ since 2018, and Wing Yip distributed dividends to its shareholders or investors for each fiscal year between 2019 and 2021. For the fiscal year ended December 31, 2022 and the six months ended June 30, 2023, we have not received any dividends or distributions from our subsidiaries, nor have we paid any dividends or distributions to our shareholders or U.S. investors. We might pay certain amount of cash dividends in the foreseeable future, depending on our financial performance for a specific fiscal year. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company with no material operations of our own, we will be dependent upon the receipt of funds mainly from our PRC operating subsidiary, Wing Yip GD. Regulations in Mainland China currently permit payment of dividends of a mainland China company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in mainland China. In addition, dividends distributed from our PRC subsidiaries to us are subject to mainland China taxes, such as withholding tax. Wing Yip is permitted under the laws of Hong Kong to provide funding to the operating subsidiaries through loans or capital contributions as our board of directors may determine from time to time. There were no cash transfers and transfers of other assets between our holding company and our subsidiaries during the fiscal year ended December 31, 2022 and the six months ended June 30, 2023. See “Prospectus Summary — Transfers of Cash to and from Our Subsidiaries.”

	Per ADS	Total Without Over- Allotment Option	Total With Over- Allotment Option
Initial public offering price	US$	US$	US$
Underwriters’ discounts(1)	US$	US$	US$
Proceeds to our Company before expenses(2)	US$	US$	US$

____________

(1)      The Company has agreed to pay the underwriter a fee equal to seven percent (7.0%) of the gross proceeds of the offering. See “Underwriting” in this prospectus for more information regarding our arrangements with the underwriters.

(2)      In addition to the underwriting discounts listed above, we have agreed to: (i) reimburse the underwriters for certain expenses; (ii) provide a non-accountable expense allowance equal to one percent (1.0%) of the gross proceeds of this offering payable to the Representative; and (iii) issue, upon closing of this offering, warrants to the Representative, exercisable during the five year period after the date of commencement of sales of ADSs in this offering, entitling the Representative to purchase 5.0% of the total number of ADSs sold in this offering (including any ADSs sold as a result of the exercise of the Representative’s over-allotment option) at a per ADS price equal to 100% of the initial public offering price (the “Representative’s Warrants”). The registration statement of which this prospectus is a part also covers the Representative’s Warrants, the ADSs issuable upon the exercise thereof and the underlying Ordinary Shares. See “Underwriting” for additional information regarding total underwriter compensation.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the ADSs if any such ADSs are taken. We have granted the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of the ADSs to be offered by us pursuant to this offering (excluding ADSs subject to this option), solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts. If the underwriters exercise the option in full, the total underwriting discounts payable will be US$[•] based on an assumed offering price of US$[•] per ADS, and the total gross proceeds to us, before underwriting discounts and expenses, will be US$[•].

The underwriters expect to deliver the ADSs against payment as set forth under “Underwriting,” on or about [•], 2023.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

EF Hutton
division of Benchmark Investments, LLC

Prospectus dated [•], 2023.

i

About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Ordinary Shares is made to the public in Hong Kong. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

This prospectus includes statistical and other industry and market data that the Company obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While Wing Yip believes these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “ADRs” are to the American depositary receipts that may evidence the ADSs (defined below);

•        “ADSs” are to the American depositary shares, each of which represents [•] Ordinary Shares (defined below);

•        “China” or the “PRC” are to the People’s Republic of China;

•        “mainland China” are to the geographic areas of the PRC, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan;

•        “HK$” or “HKD” are to the legal currency of Hong Kong;

•        “PRC subsidiaries” or “our operating subsidiaries” are to our subsidiaries formed in mainland China, including Wing Yip GD, Wing Yip HN, and Wing Yip HJ;

•        “shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of Wing Yip, with no par value;

•        “U.S. dollars,” “USD,” and “US$,” are to the legal currency of the United States;

•        “we,” “us,” “our,” “Wing Yip”, or the “Company”, are to Wing Yip Food Holdings Group Limited, previously known as Wing Yip Food (China) Holdings Group Limited, a company with limited liability incorporated in Hong Kong;

•        “Wing Yip GD” are to Guangdong Wing Yip Food Co. Ltd., previously known as Zhongshan Wing Yip Food Co. Ltd., a wholly foreign owned entity with limited liability organized in mainland China;

•        “Wing Yip HN” are to Hainan Wing Yip Food Technology Co. Ltd., a company with limited liability organized in the mainland China; and

•        “Wing Yip HJ” are to Huaiji Wing Yip Food Technology Co. Ltd., a company with limited liability organized in mainland China.

Our business is conducted by our operating subsidiaries in mainland China using Renminbi (“RMB”). Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of RMB to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will

ii

affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars). With respect to amounts not recorded in our consolidated financial statements included elsewhere in this prospectus, the conversion of RMB to U.S. dollars is based on 7.2513.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

iii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs, discussed under “Risk Factors,” before deciding whether to buy the ADSs.

Overview

Through the operating subsidiaries in mainland China, we are one of the notable meat product processing companies in mainland China. According to the industry report produced by Frost & Sullivan, whom we commissioned in October 2023, in fiscal year 2022, based on retail sales of cured meat products in mainland China, we ranked second with a market share of 9.2%. As of the date of this prospectus, our products are primarily marketed and sold across 18 provinces in mainland China through 7 self-operated stores, 72 distributors, including major retail outlets and supermarkets and 7 e-commerce platforms, including one platform owned by us.

The operating subsidiaries are primarily engaged in the processing, sales and distribution of i) cured meat products, including cured pork sausages, cured pork meat and other cured meat products, such as cured chicken, cured duck and cured fish; ii) snack products, including ready-to-eat sausages, jerky, duck necks, duck feet and claypot rice; and iii) frozen meat products, including frozen sausages, frozen beef patties and frozen chicken breast fillets.

We, through the operating subsidiaries, sell and market our products under our flagship brand “Wing Yip” (“荣业”), which can trace its history back to 1915, when our predecessor business began processing and selling cured sausages under the name “Wing Yip” (“荣业”). Since the commencement of operations through our subsidiary, Wing Yip GD in 2010, we have continuously developed our business and built our brand. In addition to “Wing Yip” (“荣业”), we have also developed the snack product brands “Jiangwang” (“匠王”) and “Kuangke” (“狂客”).

We, through the operating subsidiaries, focus on product development and are committed to improving product quality and expanding our product offerings to cater to evolving consumer preferences. As of the date of this prospectus, our research and development department is composed of 51 employees and it closely collaborates with the sales and marketing department, and the production department to periodically introduce new products and enhance the ingredients and packaging of existing products. We also enter into strategic cooperation agreements with external research institutions for the development of new products and product formulas. Leveraging our expertise in new product development, we developed and introduced 50, 62 and 11 new products to the market, during fiscal years 2021 and 2022, and during the six months ended June 30, 2023, respectively.

We also pride ourselves in upholding high standards for food safety, product quality and sustainability. The operating subsidiaries have stringent quality control systems in place at every stage of our value chain, from processing to sales and distribution. The operating subsidiaries have obtained internationally recognized quality assurance certifications, including (i) the ISO 22000:2018 Food Safety Management System Certificate, and (ii) the Hazard Analysis and Critical Control Point (HACCP) System Certificate.

We generate revenue primarily from sales of cured meat products, snack products and frozen meat products. For the six months ended June 30, 2023, we had total revenue of approximately $65,956,754 and net income of approximately $6,221,216. Revenue derived from sales of cured meat products, snack products and frozen meat products accounted for approximately 67.28%, 27.63% and 5.09% of our total revenue, respectively.

For the fiscal years ended December 31, 2021 and 2022, we had total revenue of approximately US$134,034,331 and US$130,789,405, representing a decrease by approximately 2.42%. Revenue derived from sales of cured meat products accounted for approximately 71.26% and approximately 67.58% of the total revenue for those fiscal years, respectively. Revenue derived from sales of snack products accounted for approximately 25.69% and approximately 27.45% of the total revenue for those fiscal years, respectively. Revenue derived from sales of frozen meat products accounted for approximately 3.06% and approximately 4.96% of the total revenue for those fiscal years, respectively.

Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

•        excellent track records and reputation;

•        focus on quality control and maintaining high standards for food safety;

•        strong product development capabilities and a diverse range of innovative products;

•        extensive sales and distribution network; and

•        an experienced and capable management team.

Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

•        providing customized Chinese-style pre-cooked meat products for various businesses, specifically offline dining chain brands and fast-food brands;

•        increasing investment in developing snack products;

•        continuing to expand our product range of healthy foods;

•        developing a new line of pre-made meal products;

•        establishing chain claypot rice restaurants; and

•        strengthening product quality and food safety controls.

Summary of Risk Factors

Investing in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Relating to Doing Business in Mainland China (for a more detailed discussion, see “Risk Factors — Risks Relating to Doing Business in Mainland China” beginning on page 14 of this prospectus)

Our business is conducted in mainland China through our operating subsidiaries, and therefore, we face risks and uncertainties relating to doing business in mainland China in general, including, but not limited to, the following:

•        recent joint statement by the SEC and the PCAOB proposed rule changes submitted by Nasdaq, and the recently enacted Consolidated Appropriations Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering (see “Risk Factors — Risks Relating to Doing Business in Mainland China — Recent joint statement by the SEC and the PCAOB proposed rule changes submitted by Nasdaq, and the recently enacted Consolidated Appropriations Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 14 of this prospectus);

•        U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of the operations of our operating subsidiaries in mainland China (see “Risk Factors — Risks Relating to Doing Business in Mainland China — U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of the operations of our operating subsidiaries in Mainland China” on page 15 of this prospectus);

•        changes, application and interpretation with respect to the applicable legal laws/regulations, and economic policies for our PRC subsidiaries, could result in a material change in our operations and/or the value of the securities we are registering for sale (see “Risk Factors — Risks Relating to Doing Business in Mainland China — Changes, application and interpretation with respect to the applicable legal laws/regulations, and economic policies for our PRC subsidiaries, could result in a material change in our operations and/or the value of the securities we are registering for sale” on page 15 of this prospectus);

•        recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering (see “Risk Factors — Risks Relating to Doing Business in Mainland China — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering” on page 16 of this prospectus);

•        regulations in mainland China relating to offshore investment activities by mainland China residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise expose us or our shareholders who are mainland China residents to liabilities or penalties (see “Risk Factors — Risks Relating to Doing Business in Mainland China — Regulations in mainland China relating to offshore investment activities by mainland China residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise expose us or our shareholders who are mainland China residents to liabilities or penalties” on page 18 of this prospectus); and

•        we are required to fulfill the Trial Administrative Measures filing procedures and report relevant information to the CSRC; and, since further interpretation and implementation of the new regulations are still required, we cannot assure you that we will be able to complete the filings for this offering, and any future offerings and fully comply with the relevant new rules on a timely basis, if at all (see “Risk Factors — Risks Relating to Doing Business in Mainland China — We are required to fulfill the Trial Administrative Measures filing procedures and report relevant information to the CSRC; and, since further interpretation and implementation of the new regulations are still required, we cannot assure you that we will be able to complete the filings for this offering and any future offerings and fully comply with the relevant new rules on a timely basis, if at all” on page 24 of this prospectus).

Risks Relating to Our Business (for a more detailed discussion, see “Risk Factors — Risks Relating to Our Business” beginning on page 26 of this prospectus)

Risks and uncertainties relating to our business include, but are not limited to, the following:

•        we generally do not enter into long-term contracts with our distributor customers (see “Risk Factors — Risks Relating to Our Business — We generally do not enter into long-term contracts with our distributor customers” on page 27 of this prospectus);

•        our results of operations may be adversely affected by fluctuations in market prices for raw meat materials (see “Risk Factors — Risks Relating to Our Business — Our results of operations may be adversely affected by fluctuations in market prices for raw meat materials” on page 27 of this prospectus);

•        failure to continually innovate and successfully launch new products and maintain our brand image through marketing investment could adversely impact our operating results (see “Risk Factors — Risks Relating to Our Business — Failure to continually innovate and successfully launch new products and maintain our brand image through marketing investment could adversely impact our operating results” on page 27 of this prospectus);

•        our business depends significantly on the market recognition of our “Wing Yip” (“荣业”) brand (see “Risk Factors — Risks Relating to Our Business — Our business depends significantly on the market recognition of our “Wing Yip” (“荣业”) brand” on page 29 of this prospectus);

•        our operating subsidiaries’ operations may be adversely affected by the disruption of logistics services or poor handling of products by third-party logistics service providers (see “Risk Factors — Risks Relating to Our Business — Our operating subsidiaries’ operations may be adversely affected by the disruption of logistics services or poor handling of products by third-party logistics service providers” on page 29 of this prospectus); and

•        outbreaks of disease among livestock and poultry flocks could harm the Company’s revenues and operating margins (see “Risk Factors — Risks Relating to Our Business — Outbreaks of disease among livestock and poultry flocks could harm the Company’s revenues and operating margins” on page 31 of this prospectus).

Risks Relating to this Offering and the Trading Market (for a more detailed discussion, see “Risk Factors — Risks Relating to this Offering and the Trading Market” beginning on page 33 of this prospectus)

In addition to the risks described above, we are subject to general risks and uncertainties relating to this offering and the trading market, including, but not limited to, the following:

•        the voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Ordinary Shares which are represented by your ADSs are voted (see “Risk Factors — Risks Relating to this Offering and the Trading Market — The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Ordinary Shares which are represented by your ADSs are voted” on page 34 of this prospectus);

•        you will experience immediate and substantial dilution in the net tangible book value of ADSs purchased (see “Risk Factors — Relating to this Offering and the Trading Market — You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased” on page 37 of this prospectus);

•        we will incur substantial increased costs as a result of being a public company in the U.S. (see “Risk Factors — Relating to this Offering and the Trading Market — We will incur substantial increased costs as a result of being a public company in the U.S.” on page 40 of this prospectus); and

•        the price of the ADSs could be subject to rapid and substantial volatility (see “Risk Factors — Relating to this Offering and the Trading Market — The price of the ADSs could be subject to rapid and substantial volatility” on page 44 of this prospectus).

Permission Required from Mainland China Authorities

According to the Circular of the General Office of the State Council on the Full Implementation of the List of Administrative Licensing Items (No. 2 [2022] of the General Office of the State Council) and its attachment, the List of Administrative Licensing Items Set by Laws, Administrative Regulations, and Decisions of the State Council (2022 Edition), as of the date of this prospectus, our operating subsidiaries have obtained and currently maintain the approvals, permits, licenses, registrations or filings from competent authorities needed to engage in the businesses currently conducted in mainland China. Such permits, licenses, registrations and permissions (collectively, the “Governmental Permits”) include, but are not limited to, the following:

1.      Business License, which is a permit issued by Market Supervision and Administration that allows companies to conduct specific businesses within the government’s geographical jurisdiction;

2.      Food Production License, which is issued by Market Supervision and Administration that allows companies to conduct food production activities, including meet product processing;

3.      Receipt of Pollution Discharge Registration for Fixed Pollution Sources, which is a receipt issued by the National Pollution Discharge Permit Management Information Platform that allows companies with little production and little impact on the environment to discharge small amounts of pollutants but not yet required to apply for a Pollutant Discharge Permit in accordance with regulations;

4.      Food Distribution License, or previously, Food and Drug Distribution License, which is issued by Food and Drug Administration that allows companies to conduct food operation activities, such as sale of food and catering; and

5.      Registration for Operators Solely Selling Pre-Packaged Food, which is completed with the Market Supervision and Administration, which allows companies that sell pre-packaged food solely, instead of acquiring a Food Distribution License, to undergo a more convenient record filing procedure.

Please refer to “Business — Licenses, Awards and Certificates” for a detailed discussion of the licenses that our operating subsidiaries have obtained as of the date of this prospectus. We cannot assure you that our operating subsidiaries will always be able to successfully update or renew the Governmental Permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of the operating subsidiaries’ present or future business. The operating subsidiaries’ operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered; and the value of our securities might significantly decline, by existing or future laws and regulations relating to the business of the operating subsidiaries or our industry, or by legal restriction by mainland China regulatory authority, if we or the operating subsidiaries (i) do not receive or maintain such Governmental Permits, (ii) inadvertently conclude that such Governmental Permits are not required, (iii) applicable laws, regulations, or interpretations change and the PRC subsidiaries are required to obtain such Governmental Permits in the future.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”), promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which came into force on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5 of the Trial Administrative Measures (the “Guidance Rules”) on CSRC’s official website. The Trial Administrative Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. The Trial Administrative Measures, together with the Guidance Rules and Notice impose requirements for the overseas securities offering and listing by domestic enterprises, and clarified and emphasized several aspects, which include, but are not limited to: (i) comprehensive determination of the “indirect overseas offering and listing by domestic companies of mainland China” in compliance with the principle of “substance over form” and particularly, an issuer will be required to undertake the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies of mainland China, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (ii) a negative list of types of issuers banned from listing or offering overseas, such as issuers under investigation for crimes or major violations of the law, or whose overseas offering and listing may endanger national security, or whose controlling shareholders have been recently convicted of bribery and corruption; (iii) issuers’ compliance with foreign investment, network security, data security, and other national security laws, regulations and relevant provisions; (iv) issuers’ filing and reporting obligations, such as the obligation to file with the CSRC after it submits an application for initial public offering to competent overseas regulators, and the obligation to file with the CSRC after it completes subsequent offerings in the same overseas market and to report to the CSRC on material events including change of control or voluntary or mandatory delisting of the issuer; and (v) the CSRC’s authority to fine both issuers and their relevant shareholders for failure to comply with the Trial Administrative Measures, including failure to comply with the filing procedures or filing with materials on false, misleading statements or material omissions. Specifically, pursuant to the Trial Administrative Measures, we are required to file with the CSRC within three business days after submitting the application documents for offering and listing in the U.S., and this offering is contingent upon the completion of the filing with the CSRC. As the Trial Administrative Measures are newly-issued, the interpretation and implementation on its enforcement will be released or adjusted from time to time. Therefore, we cannot assure you that we will be able to complete the filings for this offering and any future offerings and fully comply with the relevant new rules on a timely basis, if at all. The closing of this offering is contingent on receiving CSRC approval under the Trial Administrative Measures. See “Risk Factors — Risks Relating to Doing Business in Mainland China — We are required to fulfill the Trial Administrative Measures filing procedures and report relevant information to the CSRC; and, since further interpretation and implementation of the new regulations are still required, we cannot assure you that we will be able to complete the filings for this offering, and any future offerings and fully comply with the relevant new rules on a timely basis, if at all.”

Transfers of Cash to and from Our Subsidiaries

We currently have not maintained any cash management policies that dictate the purposes, amounts and procedures for cash transfers among the Company, our subsidiaries, or investors. Rather, as of the date of this prospectus, funds can be transferred in accordance with the applicable mainland China laws and regulations. To the extent cash or assets in the business is in mainland China or Hong Kong or an entity incorporated in mainland China or Hong Kong, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to the imposition of restrictions and limitations on the ability of us or our subsidiaries by the mainland China regulatory authority to transfer cash or assets.

Under existing mainland China foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our operating subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of mainland China complies with certain procedures under mainland China foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are mainland China residents. See “Risk Factors — Risks Relating to Doing Business in Mainland China — Regulations in mainland China relating to offshore investment activities by mainland China residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise expose us or our shareholders who are mainland China residents to liabilities or penalties.” Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The regulatory authority of mainland China may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current regulations of mainland China permit our operating subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with the accounting standards and regulations of mainland China. As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except for transfer of funds involving money laundering and criminal activities. See “Risk Factors — Risks Related to Doing Business in Mainland China — Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business,” “Risk Factors — Risks Related to Doing Business in Mainland China — To the extent cash or assets in the business is in the mainland China or Hong Kong or an entity incorporated in mainland China or Hong Kong, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to the imposition of restrictions and limitations on the ability of us or our subsidiaries by the mainland China regulatory authority to transfer cash or assets,” and “Risk Factors — Risks Related to Doing Business in Mainland China — We rely on dividends and other distributions on equity paid by our operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in mainland China, for our cash and financing requirements. If any of our operating subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. Wing Yip is permitted under the laws of Hong Kong to provide funding to the operating subsidiaries through loans or capital contributions as our board of directors may determine from time to time. Our subsidiaries are permitted under mainland China laws to provide funding to Wing Yip through dividend distributions without restrictions on the amount of the funds.

Mainland China has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (U.S. Dollars) to its operating subsidiaries through an investment (by increasing the Company’s registered capital in an operating subsidiary). The Company’s subsidiaries within mainland China can transfer funds to each other when necessary through current lending. The transfer of funds among companies is subject to the Provisions on Private Lending Cases, the latest revision of which was implemented on January 1, 2021, which regulates the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our mainland China counsel, Jincheng Tongda & Neal Law Firm, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries. The Company’s business is primarily conducted through its subsidiaries. The Company is a holding company and its material assets consist solely of the ownership interests held in its PRC subsidiaries. The Company relies on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. As a result of laws and regulations of mainland China (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, the Company’s PRC subsidiaries are restricted in that respect, as well as in others respects noted below, in their ability to transfer a portion of their net assets to the Company as a dividend.

With respect to transferring cash from the Company to its subsidiaries, increasing the Company’s registered capital in a PRC subsidiary requires the filing with the local administration for market regulation, while a shareholder loan requires a filing with the SAFE or its local bureau. Aside from the declaration to the SAFE, there is no restriction or limitation on such cash transfer or earnings distribution.

With respect to the payment of dividends, we note the following:

1.      Regulations of mainland China currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and regulations of mainland China (an in-depth description of the mainland China regulations is set forth below);

2.      Our PRC subsidiaries are required to set aside, at a minimum, 10% of their net income after taxes, based on mainland China accounting standards, each year as statutory surplus reserves until the cumulative amount of such reserves reaches 50% of their registered capital;

3.      Such reserves may not be distributed as cash dividends;

4.      The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay shareholder dividends or make other cash distributions; and

5.      When the bank handles the repatriation of profits worth more than US$50,000 for a domestic institution, it shall check board resolutions regarding profit distributions, the original version of tax filing records and audited financial statements in accordance with the principle of genuine transactions, and before remittance of profits, domestic entities should first hold income to account for previous years’ losses.

If, for the reasons noted above, our subsidiaries are unable to pay shareholder dividends and/or make other cash payments to the Company when needed, the Company’s ability to conduct operations, make investments, engage in acquisitions, or undertake other activities requiring working capital may be materially and adversely affected. However, our operations and business, including investment and/or acquisitions by our subsidiaries within mainland China, will not be affected as long as the capital is not transferred in or out of mainland China. The regulatory authority of mainland China may continue to strengthen its capital supervisions and our PRC subsidiaries’ dividends and other distributions may be subject to adjustment in the future.

Our Ordinary Shares have been listed on KOSDAQ since 2018, and Wing Yip distributed dividends to its shareholders or investors for each fiscal year between 2019 and 2021. For the fiscal year ended December 31, 2022 and the six months ended June 30, 2023, we have not received any dividends or distributions from our subsidiaries, nor have we paid any dividends or distributions to our shareholders or U.S. investors. We might pay a certain amount of cash dividends in the foreseeable future, depending on our financial performance for a specific fiscal year. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on the receipt of funds from our operating subsidiaries in mainland China. If we declare dividends on our Ordinary Shares, the depositary will pay to ADS holders the dividends it receives on our Ordinary Shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement. There were no cash transfers and transfers of other assets among our holding company and our subsidiaries during the fiscal year ended December 31, 2022 and the six months ended June 30, 2023. We do not anticipate any difficulties or limitations on our ability to transfer cash among our subsidiaries.

Corporate Information

Our Ordinary Shares have been listed on KOSDAQ since 2018. Our principal executive office is located at No. 9, Guanxian North Rd, Huangpu Town, Zhongshan, Guangdong, China, and our phone number is 86-760-23215457. Our registered office in HK is at Unit B, 17/F, United Centre, 95 Queensway, admiralty, HK. We maintain a corporate website at wingyip-food.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. Our agent for service of process in the United States is [•], located at [•].

Corporate Structure

We are a holding company incorporated in Hong Kong. As a holding company with no material operations of our own, we conduct our operations through our operating subsidiaries in mainland China. The ADSs offered in this offering are equity interests in our offshore holding company incorporated in Hong Kong and not equity interests in our operating subsidiaries in mainland China. Therefore, you will not directly hold any equity interests in our operating subsidiaries, which are all located in mainland China.

The following diagram illustrates our corporate structure upon completion of our initial public offering (“IPO”) based on 47,973,428 Ordinary Shares issued and outstanding as of the date of this prospectus and [•] ADSs to be offered in this IPO, assuming no exercise of the underwriters’ over-allotment option. For more details on our corporate history, please refer to “Corporate History and Structure.”

For details of each shareholder’s ownership, please refer to the beneficial ownership table in the section captioned “Principal Shareholders.”

Risks Related to Our Corporate Structure

We are subject to certain legal and operational risks. The laws and regulations governing the current business operations of our PRC subsidiaries may change from time to time, and we may make changes, sometimes material, in the operations of our operating subsidiaries to adopt to such new laws and regulations, if any. If we cannot do so in time, significant depreciation of the value of the ADSs, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. Recently, the regulatory authority of mainland China adopted a series of regulatory actions and issued statements to regulate business operations in mainland China, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this prospectus, we and our operating subsidiaries in mainland China have not been involved in any investigations on cybersecurity review initiated by any regulatory authority, nor has any of them received any inquiry, notice, or sanction. As confirmed by our mainland China counsel, Jincheng Tongda & Neal Law Firm, we are not subject to cybersecurity review with the CAC under the Cybersecurity Review Measures, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. See “Risk Factors — Risks Relating to Doing Business in Mainland China — Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.” According to our mainland China counsel, Jincheng Tongda & Neal Law Firm, apart from the filing with the CSRC per the requirements of the Trial Administrative Measures, no other relevant laws or regulations in mainland China explicitly require us to seek approval from the CSRC for our overseas listing plan. As of the date of this prospectus, we and our operating subsidiaries in mainland China have not received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the CSRC or any other regulatory authorities of mainland China. Since these statements and regulatory actions are newly-published, it is uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our operating subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange. The SCNPC or other regulatory authorities of mainland China may in the future promulgate new laws, regulations, or implementing new rules that require us, or our subsidiaries to obtain regulatory approval from mainland China authorities before listing in the U.S., apart from the filing with the CSRC per the requirements of the Trial Administrative Measures. If we do not receive or maintain the approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operating subsidiaries’ operations and the value of the ADSs, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value.

In addition, the ADSs may be delisted from a national exchange or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years. Our auditor, Audit Alliance LLP, headquartered in Singapore, is an independent registered public accounting firm with the PCAOB and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. As of the date of this prospectus, the PCAOB has not yet issued an inspection report for Audit Alliance LLP. The PCAOB currently has access to inspect the working papers of our auditor and it is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in the ADSs is prohibited under the Holding Foreign Companies Accountable Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist the ADSs. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and reduced the period of time for foreign companies to comply with PCAOB audits to two consecutive years, instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the Holding Foreign Companies Accountable Act. See “Risk Factors — Risks Relating to Doing Business in Mainland China — Recent joint statement by the SEC and the PCAOB proposed rule changes submitted by Nasdaq, and the recently enacted Consolidated Appropriations Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.”

Impact of COVID-19 on Our Operating Subsidiaries’ Operations and Our Financial Performance

As of the date of this prospectus, the impact of COVID-19 on our business has been limited, but prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this prospectus. However, as a whole, our business and operations have not been affected by the pandemic-related lockdowns in mainland China during COVID-19 pandemic. As food is a key staple commodity, and our products have a relatively long shelf life and are easily stored because of vacuum packaging, demands for our products, including cured meat products, snack products and frozen meat products, remained strong in mainland China during COVID-19 pandemic, and we have not experienced a decline in consumer demand for our products in mainland China. In addition, our operating subsidiaries employ multiple sales channels, with the channels of supermarkets and online sales experiencing growth during the COVID-19 pandemic.

The impact of COVID-19 pandemic on our business going forward will depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, a repeat of the spike in the number of COVID-19 cases, the geographic regions impacted, the impact of the pandemic on economic activity and the nature and severity of measures adopted by governments, including restrictions on travel, mandates to avoid large gatherings and orders to self-quarantine or shelter in place. The COVID-19 pandemic could also limit the ability of customers, suppliers and business partners to perform. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of the COVID-19 pandemic’s global economic impact, including any economic recession that has occurred or may occur in the future that will have an impact in the growth of the food industry.

See “Risk Factors — Risks Relating to Our Business — The COVID-19 pandemic has affected, and could continue to affect, the global economy as a whole and the markets in which we operate” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Impact of the COVID-19 Pandemic”.

Implications of Our Being an “Emerging Growth Company”

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A;”

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), occurred. However, we will lose that status sooner, if we have more than US$1.235 billion in annual revenues in a fiscal year, have more than US$700 million in market value of the ADSs held by non-affiliates, or issue more than US$1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

THE OFFERING

ADSs offered by us	[•] ADSs
Price per ADS	We currently estimate that the initial public offering price will be in the range of US$[•] to US$[•] per ADS.
Ordinary Shares issued and outstanding prior to completion of this offering	47,973,428 Ordinary Shares
ADSs outstanding immediately after this offering

[•] ADSs, assuming no exercise of the underwriters’ over-allotment option and excluding [•] ADSs underlying the Representative’s Warrants

[•] ADSs, assuming full exercise of the underwriters’ over-allotment option and excluding [•] ADSs underlying the Representative’s Warrants

Ordinary Shares issued and outstanding immediately after this offering

[•] Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option and excluding [•] ADSs underlying the Representative’s Warrants

[•] Ordinary Shares, assuming full exercise of the underwriters’ over-allotment option and excluding [•] ADSs underlying the Representative’s Warrants

Option to Purchase Additional ADSs	The Company has granted to the underwriter an option, exercisable within 45 days after the closing of this offering, to purchase up to an additional [•] ADSs.
Representative’s Warrants

The registration statement of which this prospectus forms a part also registers the Representative’s Warrants to purchase up to an aggregate of [•] ADSs representing 5% of the total number of the ADSs sold in this offering, including ADSs sold to cover over-allotments, if any (based on an assumed initial public offering price of $[•] per ADS), as a portion of the underwriting compensation payable to the Representative in connection with this offering, as well as the Ordinary Shares underlying the ADSs issuable upon exercise of such Representative Warrants.

The Representative’s Warrants will be exercisable at any time, and from time to time, in whole or in part, during the four and a half-year period commencing six (6) months from the effective date of the offering, at an exercise price of $[•] per ADS (100% of the assumed initial public offering price per ADS in this offering). See “Underwriting — Representative’s Warrants” for more information.

Listing

We will apply to have the ADSs listed on the Nasdaq Capital Market. The closing of this offering is conditioned upon Nasdaq’s approval of the listing of the ADSs on Nasdaq, and there is no guarantee or assurance that the ADSs will be approved for listing on Nasdaq.

Proposed Nasdaq Capital Market symbol	“[ ]”

The ADSs

Each ADS represents [•] Ordinary Shares.

The depositary or its nominee will be the holder of the Ordinary Shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary, and all holders and beneficial owners of ADSs issued thereunder.

We intend to pay dividends in the foreseeable future. If we declare dividends on our Ordinary Shares, the depositary will distribute the cash dividends and other distributions it receives on our Ordinary Shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary to withdraw the Ordinary Shares underlying your ADSs. The depositary will charge you a fee for such exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Depositary	Deutsche Bank Trust Company Americas
Use of proceeds

We intend to use the proceeds from this offering for i) upgrading existing production lines and establishing new production lines, ii) marketing and promotion of our products, iii) new product research and development and iv) working capital and general corporate purpose. See “Use of Proceeds” on page 47 for more information.

Lock-up

We, our officers, directors and the holders of 5% or greater of our Ordinary Shares have agreed, for a period of 180 days after the closing of this offering, without the prior written consent of the representative of the underwriters, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of the ADSs, our Ordinary Shares, or securities convertible into or exercisable or exchangeable for the ADSs or our Ordinary Shares. See “Underwriting” for more information.

Risk factors	The ADSs offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 14 for a discussion of factors to consider before deciding to invest in the ADSs.
Payment and settlement	The underwriters expect to deliver the ADSs against payment therefore through the facilities of The Depository Trust Company on [•], 2023.

RISK FACTORS

An investment in the ADSs involves a high degree of risk. Before deciding whether to invest in the ADSs, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of the ADSs to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in the ADSs if you can bear the risk of loss of your entire investment.

Risks Relating to Doing Business in Mainland China

Recent joint statement by the SEC and the PCAOB proposed rule changes submitted by Nasdaq, and the recently enacted Consolidated Appropriations Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or that have substantial operations in emerging markets, including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the Holding Foreign Companies Accountable Act. In the announcement, the SEC clarifies that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also states that the SEC staff is actively assessing how best to implement the other requirements of the Holding Foreign Companies Accountable Act, including the identification process and the trading prohibition requirements.

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, instead of three.

Our auditor, Audit Alliance LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Singapore, and is currently subject to inspection by the PCAOB on a regular basis. As of the date of this prospectus, the PCAOB has not yet issued an inspection report for Audit Alliance LLP. On August 26, 2022, the PCAOB signed SOP Agreements with the CSRC and the Ministry of Finance of the PRC. The SOP Agreements established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the Holding Foreign Companies Accountable Act if needed. If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act. However, the recent developments would add uncertainties to our offering and we cannot assure you whether the national securities exchange we apply to for listing or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. Furthermore, the Accelerating Holding Foreign Companies Accountable Act, which requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of the operations of our operating subsidiaries in mainland China.

The SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in mainland China. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in mainland China. Mainland China has recently adopted a revised securities law that became effective on March 1, 2020, Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China. Accordingly, without governmental approval in China, no entity or individual in mainland China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of mainland China.

Changes, application and interpretation with respect to the applicable legal laws/regulations, and economic policies for our PRC subsidiaries, could result in a material change in our operations and/or the value of the securities we are registering for sale.

The legal system of mainland China is based on written statutes and their legal interpretations by the SCNPC. Previous court decisions may be cited for reference but have limited precedential value. Since 1979, the regulatory authority of mainland China has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, as these laws and regulations are relatively new, and due to their non-binding nature, as mainland China is not a common law country, interpretation and application of these laws and regulations are subject to change, which could result in a material change in our operations and/or the value of our ADRs.

While the economy of mainland China has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in mainland China, in the policies of the regulatory authority, or in the laws and regulations in mainland China could have a material adverse effect on the overall economic growth of mainland China. Such developments could adversely affect our business and operating results, reduce demand for our products, and weaken our competitive position. The regulatory authority of mainland China has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall economy of mainland China, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government supervision over capital investments or changes in tax regulations. In addition, in the past the regulatory authority of mainland China has implemented certain measures, including interest rate adjustments, to adjust the pace of economic growth. These measures may affect economic activities in mainland China, which impact our business and operating results.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On November 14, 2021, the CAC published the Data Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the CAC. According to the Data Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the CAC. The deadline for public comments on the Data Security Administration Draft was December 13, 2021.

On December 28, 2021, the CAC and other relevant regulatory authority jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

As of the date of this prospectus, neither we nor our operating subsidiaries have been involved in any investigations on cybersecurity review initiated by any regulatory authority, nor has any of them received any inquiry, notice, or sanction. If the Data Security Administration Draft is enacted as proposed in the future, we believe that our operations and listing will not be affected by both the Cybersecurity Review Measures or the Data Security Administration Draft, and that we will not be subject to cybersecurity review by the CAC for this offering, given that: (i) as a company that mainly manufactures and sells processed meat and protein products, our operating subsidiaries in mainland China are unlikely to be classified as CIIOs by the regulatory agencies; (ii) while we operate an online shopping platform (shop.wingyip-food.com), our customers are enterprises and we do not have individual customers on our shopping platform; as a result, we possess personal data of far fewer than one million individual clients in our business operations as of the date of this prospectus and do not anticipate that we will be collecting over one million users’ personal information in the near future, which we understand might otherwise subject us to the Cybersecurity Review Measures; and (iii) since we are in the meat processing industry, data processed in our business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. However, the relevant regulatory authorities of mainland China may take a view that is contrary to or otherwise different from the opinion stated above. The enforcement as to how the Cybersecurity Review Measures and the Data Security Administration Draft will be interpreted or implemented will still require further clarification, and whether the regulatory agencies of mainland China, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Data Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect and may have an adverse effect on us, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review in the future. During such review, we may be required to suspend our operating subsidiaries’ operation or experience other disruptions to their operations. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial condition, and results of operations.

Due to the differences in the legal systems of different countries, you may find it difficult in effecting service of legal process, enforcing foreign judgments, or bringing actions in mainland China against us or our management named in the prospectus based on foreign laws, compared to doing so in your home country against a domestic company.

As a holding company incorporated under the laws of Hong Kong, we conduct substantially all our operations in mainland China and a majority of our assets are located in mainland China. In addition, all of our officers and directors reside outside the U.S. As a result, it may be time-consuming and costly for you to effect service of process upon those persons outside the U.S. It may be difficult for you to enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. In addition, there is uncertainty as to whether the judicial branch outside the U.S. would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts of mainland may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the mainland China courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of mainland China laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a mainland China court would enforce a judgment rendered by a court in the United States. See “Enforceability of Civil Liabilities.”

Increases in labor costs in mainland China may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. The overall economy and the average wage in mainland China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the “Labor Contract Law,” that became effective in January 2008 and its amendments that became effective in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements for labor protection in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in mainland China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Our operating subsidiaries in mainland China have not made adequate social insurance and housing provident fund contributions for all employees as required by the mainland China regulations, which may subject us to penalties.

According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in mainland China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing provident funds plans, and the employers must pay all or a portion of the social insurance premiums and housing provident funds for their employees. For more details, see “Regulations — Laws and Regulations on Labor and Work Safety — Regulations on Social Insurance and Housing Provident Fund.” The requirement of social insurance and housing provident fund has not been implemented consistently by the local governments in mainland China given the different levels of economic development in different locations. As of the date of this prospectus, our operating subsidiaries in mainland China have not made adequate social insurance and housing provident fund contributions for all employees. Our operating subsidiaries in mainland China may be required to make up the social insurance contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. If they fail to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities will impose a fine of one to three times the outstanding amount upon our PRC subsidiaries. With respect to housing provident fund plans, our operating subsidiaries in mainland China may be required to pay and deposit housing provident funds in full and on time within the prescribed time limit. If our operating subsidiaries in mainland China fail to do so, relevant authorities could file applications to competent courts for compulsory enforcement of payment and deposit. As of the date of this prospectus, our operating subsidiaries in mainland China have not received any notice from local authorities or any claim or request from the employees in this regard. However, if the relevant mainland China authorities determine that our operating subsidiaries in mainland China shall make supplemental social insurance and housing fund contributions or that our operating subsidiaries in mainland China are subject to fines and legal sanctions in relation to their failure to make social insurance and housing fund contributions in full for their employees, their business, financial condition, and results of operations may be adversely affected.

Failure to adapt to changes in laws and regulations governing the meat processing industry on a timely basis may result in fines, create limitations or uncertainties with respect to our operating subsidiaries’ business activities, make it difficult for them to obtain or maintain the necessary approvals, permits or licenses or render their operations non-compliant, any of which could materially and adversely affect our operating subsidiaries’ business.

The meat processing industry is a fragmented and evolving industry in mainland China, and the laws and regulations governing the industry are still developing. There are substantial uncertainties as to the legal system and the interpretation and implementation of the laws and regulations of mainland China applicable to the industry.

Any significant changes to the laws, regulations and government policies governing the meat processing industry could impose substantial costs on us, create limitations or uncertainties regarding the way our operating subsidiaries conduct or expand their business, or affect our rights or obligations under our existing agreements with investors, target companies or other parties as well as the extent to which we can engage in, or charge fees for our business.

We will continue to monitor any new rules in this area to ensure that we remain in compliance with relevant laws and regulations. Any failure to adapt to and other changes in applicable laws, regulations and other government policies on a timely basis may result in fines, restrictions on our operating subsidiaries’ business activities or revocations of approvals, permits or licenses, or render our operating subsidiaries’ operations to be non-compliant, any of which would have a material adverse effect on our business, financial condition and results of operations.

Regulations in Mainland China relating to offshore investment activities by mainland China residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise expose us or our shareholders who are mainland China residents to liabilities or penalties.

On July 4, 2014, SAFE issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents (including mainland China individuals and mainland China corporate entities as well as foreign individuals that are deemed to be mainland China residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are mainland China residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Notice 13,” effective in June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition to SAFE Circular 37 and SAFE Notice 13, our ability to conduct foreign exchange activities in mainland China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any mainland China individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such mainland China individual to warnings, fines, or other liabilities.

As of the date of this prospectus, our majority shareholder and shareholders who are directors and/or executives of our Company and known to us as mainland China residents have completed the registrations under the SAFE Circular 37 and SAFE Notice 13. However, we may not be informed of the identities of all the mainland China residents holding direct or indirect interest in our Company, however, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future mainland China resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our mainland China residents beneficial owners to comply with these SAFE regulations may subject us or our mainland China resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign-exchange-dominated loans from us, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

Mainland China regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC subsidiaries may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our operating subsidiaries in mainland China, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in mainland China. According to the relevant regulations on foreign-invested enterprises, or “FIEs,” in mainland China, trans-border shareholder loans to our PRC subsidiary, Wing Yip GD, which is a FIE, are subject to registration with SAFE or its local branches in advance. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our operating subsidiaries in mainland China. The reason is that there is no statutory limit on the amount of registered capital for our operating subsidiaries in mainland China, and we are allowed to make capital contributions to our operating subsidiaries in mainland China by subscribing to their initial registered capital and increased registered capital, provided that the operating subsidiaries in mainland China complete the relevant filing and registration procedures.

On the other hand, any foreign loan provided by us to our operating subsidiaries in mainland China is required to be registered with SAFE or its local branches or filed with SAFE in its information system, and our operating subsidiaries in mainland China may not procure foreign loans which exceed the difference between its total investment amount and registered capital (the “Current Foreign Debt Mechanism”) or, as an alternative, only procure loans subject to the calculation approach and limitations as provided in the Circular on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing of the People’s Bank of China (“PBOC”), or “PBOC Notice No. 9” (the “PBOC Notice No. 9 Mechanism”), which shall not exceed 200% of the net asset of the relevant PRC subsidiaries. According to PBOC Notice No. 9, after a transition period of one year since its promulgation, PBOC and SAFE will determine the cross-border financing administration mechanism for the FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this prospectus, neither PBOC nor SAFE has promulgated and made public any material changes to PBOC Notice No. 9. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our operating subsidiaries in mainland China. Currently, our operating subsidiaries in mainland China have the flexibility to choose between the Current Foreign Debt Mechanism and the PBOC Notice No. 9 Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our operating subsidiaries in mainland China may be significantly limited, which may adversely affect our business, financial condition, and results of operations.

If we seek to make capital contributions to our operating subsidiaries in mainland China or provide any loan to our operating subsidiaries in mainland China in the future, we may not be able to obtain the required government approvals or complete the required registrations on a timely basis, if at all. If we fail to receive such approvals or complete such registrations, our ability to use the proceeds of this offering and to capitalize our operating subsidiaries in mainland China may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or “SAFE Circular 19,” effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account, or “SAFE Circular 16,” effective on June 9, 2016. SAFE Circular 19 and SAFE Circular 16 allow FIEs to settle their foreign exchange capital at their discretion, but prohibit FIEs from using the RMB fund converted from their foreign exchange capitals for (i) expenditures beyond the enterprise’s business scope or expenditures prohibited by laws and regulations; (ii) investments in securities or other investments than principal-secured products issued by banks; (iii) granting loans to non-affiliated enterprises, except where it is expressly permitted in the business license providing entrusted loans, or repaying loans between non-financial enterprises; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or “SAFE Circular 28,” which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. As a result, we are required to apply RMB funds converted from the net proceeds we received from this offering within the business scopes of our PRC subsidiaries. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 could potentially limit our ability to use RMB converted from the net proceeds of this offering to fund the establishment of new entities in mainland China by our operating subsidiaries in mainland China or to invest in or acquire any other mainland China companies through our operating subsidiaries in mainland China, which may adversely affect our business, financial condition, and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in economic conditions in mainland China and by mainland China’s foreign exchange policies. On July 21, 2005, the mainland China regulatory authority changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or mainland China or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. Since we sell a majority of the products of our brand partners in the U.S., the fluctuations in exchange rates would have a negative effect on our business and results of operations and financial condition.

Our business is conducted in mainland China, and our books and records are maintained in RMB, which is the currency of mainland China. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of our assets and the results of our operations, when presented in U.S. dollars. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, the ADSs offered by this prospectus are offered in U.S. dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for our business.

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by mainland China exchange administration regulations that affect our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Under the PRC Enterprise Income Tax Law, we may be classified as a mainland China “resident enterprise” for mainland China enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-Chinese-mainlander shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the “EIT Law,” that became effective in January 2008, an enterprise established outside the mainland China with “de facto management bodies” within the mainland China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the “SAT,” specifies that certain offshore incorporated enterprises controlled by mainland China enterprises or mainland China enterprise groups will be classified as mainland China resident enterprises if the following are located or resident in mainland China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by mainland China enterprises, mainland China enterprise groups, or by mainland China or foreign individuals.

If the mainland China tax authorities determine that the actual management organ of Wing Yip is within the territory of China, Wing Yip may be deemed to be a mainland China resident enterprise for mainland China enterprise income tax purposes and a number of unfavorable mainland China tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our worldwide income, which could materially reduce our net income. In addition, we will also be subject to mainland China enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of the ADSs may become subject to mainland China withholding tax, at a rate of 10% in the case of non-Chinese-mainlander enterprises or 20% in the case of non-mainland individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from sources of mainland China. It is unclear whether non-mainland shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the mainland China in the event that we are treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in the ADSs. Although up to the date of this prospectus, Wing Yip has not been notified or informed by the mainland China tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future.

We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-Chinese-mainlander holding companies.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or “SAT Circular 7.” SAT Circular 7 provides comprehensive guidelines relating to indirect transfers of mainland China taxable assets (including equity interests and real properties of a mainland China resident enterprise) by a non-resident enterprise. In addition, in October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or “SAT Circular 37,” effective in December 2017, which, among others, amended certain provisions in SAT Circular 7 and further clarify the tax payable declaration obligation by non-resident enterprise. The indirect transfer of an equity interest and/or real properties in a mainland China resident enterprise by an overseas holding company will be deemed a direct transfer of mainland China taxable assets and subject to enterprise income taxes, unless such transactions are for a reasonable commercial purpose.

SAT Circular 7 provides clear criteria for an assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. As stipulated in SAT Circular 7, indirect transfers of mainland China taxable assets are considered as reasonable commercial purposes if the shareholding structure of both transaction parties falls within the following situations: i) the transferor directly or indirectly owns 80% or above equity interest of the transferee, or vice versa; ii) the transferor and the transferee are both 80% or above directly or indirectly owned by the same party; iii) the percentage in bullet point i) and ii) shall be 100% if over 50% the share value of a foreign enterprise is directly or indirectly derived from real properties in mainland China. Furthermore, SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers mainland China taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the mainland China entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority and the mainland China tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring mainland China tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise.

According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. If the non-resident enterprise, however, voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and assessment of reasonable commercial purposes and future transactions where mainland China taxable assets are involved, such as offshore restructuring and investments. In the event of being assessed as having no reasonable commercial purposes in an indirect transfer transaction, we may be subject to filing obligations or taxed if we are a transferor in such transactions, and may be subject to withholding obligations (to be specific, a 10% withholding tax for the transfer of equity interests) if we are a transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares by investors who are non-mainland resident enterprises, our operating subsidiaries in China may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in Hong Kong. We may need dividends and other distributions on equity from our operating subsidiaries in mainland China to satisfy our liquidity requirements. Current mainland China regulations permit our operating subsidiaries in mainland China to pay dividends to us only out of its accumulated profits, if any, determined in accordance with mainland China accounting standards and regulations. In addition, our operating subsidiaries in mainland China are required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our operating subsidiaries in mainland China may also allocate a portion of their respective after-tax profits based on mainland China accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitations on the ability of our operating subsidiaries in mainland China to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In response to the persistent capital outflow and Renminbi’s depreciation against U.S. dollar in the fourth quarter of 2016, the PBOC and SAFE implemented a series of capital administration measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or “PBOC Circular 306,” on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity. PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The Circular of the State Administration of Foreign Exchange on Further Advancing Foreign Exchange Administration Reform to Enhance Authenticity and Compliance Reviews, promulgated by SAFE in January 2017, provides for several capital administration measures with respect to outbound remittances of profits from domestic entities to offshore entities, including the following: when a bank handles the remittances of profits of an amount exceeding the equivalent of US$50,000 for a domestic entity, the resolutions of the board of directors on profit distributions, the original tax filing forms and the audited financial statements should be verified in accordance with the principle of genuine transaction, and the domestic entity should hold income to account for previous years’ losses before remittances of profits. In addition, the domestic entity is required to make a detailed description of sources and use arrangements of capital, as well as proof of board resolutions, contracts, etc., when completing the registration procedures in connection with an outbound investment. The mainland China regulatory authority may continue to strengthen its capital administration, and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Under the PRC Enterprise Income Tax Law, we may be classified as a mainland China ‘resident enterprise’ for mainland China enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-mainland shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Restrictions on currency conversion may affect the value of your investment and our payment of dividends.

The mainland China government regulates and imposes certain restrictions on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our revenue in the RMB. Under our current corporate structure, Wing Yip may rely on dividend payments from our operating subsidiaries in mainland China to fund any cash and financing requirements we may have. Under existing mainland China foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our operating subsidiaries in mainland China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the mainland China complies with certain procedures under mainland China foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are mainland China residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange administration system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders.

There are uncertainties under the EIT Law relating to the withholding tax liabilities of our operating subsidiaries in mainland China, and dividends payable by our operating subsidiaries in mainland China to us may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside mainland China, will be subject to a withholding tax rate of 10%. Pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the “Double Tax Avoidance Arrangement,” a withholding tax rate of 10% may be lowered to 5% if the mainland China enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant mainland China tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable mainland China laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant mainland China tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such mainland China tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Wing Yip GD is wholly owned by us, a Hong Kong holding company. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant mainland China tax authority or we will be able to complete the necessary filings with the relevant mainland China tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiaries to us, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our operating subsidiaries’ business operations, the ADS price, and our reputation.

U.S. public companies that have substantially all of their operations in mainland China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of the ADSs. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time-consuming and distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of the ADSs.

We are required to fulfill the Trial Administrative Measures filing procedures and report relevant information to the CSRC; and, since further interpretation and implementation of the new regulations are still required, we cannot assure you that we will be able to complete the filings for this offering and any future offerings, and fully comply with the relevant new rules on a timely basis, if at all.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly and Lawfully Cracking Down Illegal Securities Activities to crack down on illegal activities in the securities market and promote the high-quality development of the capital market (the “Opinions”), which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the securities laws of mainland China.

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (the “Draft Administrative Provisions”) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (the “Draft Filing Measures”). The Draft Administrative Provisions and the Draft Filing Measures lay out requirements for filing and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures, which came into force on March 31, 2023. On the same date, the CSRC circulated the Guidance Rules on CSRC’s official website. The Trial Administrative Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. The Trial Administrative Measures, together with the Guidance Rules reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises, and clarified and emphasized several aspects, which include, but are not limited to: (i) comprehensive determination of the “indirect overseas offering and listing by domestic companies of mainland China” in compliance with the principle of “substance over form” and particularly, an issuer will be required to undertake the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets, as documented in its audited consolidated financial statements for the most recent accounting year, is accounted for by mainland China companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (ii) a negative list of types of issuers banned from listing or offering overseas, such as issuers under investigation for crimes or major violations of the law, or whose overseas offering and listing may endanger national security, or whose controlling shareholders have been recently convicted of bribery and corruption; (iii) issuers’ compliance with foreign investment, network security, data security, and other national security laws, regulations and relevant provisions; (iv) issuers’ filing and reporting obligations, such as the obligation to file with the CSRC after it submits an application for initial public offering to competent overseas regulators, and the obligation to file with the CSRC after it completes subsequent offerings in the same overseas market and to report to the CSRC on material events including change of control or voluntary or mandatory delisting of the issuer; and (v) the CSRC’s authority to fine both issuers and their relevant shareholders for failure to comply with the Trial Administrative Measures, including failure to comply with the filing procedures or filing with materials on false, misleading statements or material omissions. Specifically, pursuant to the Trial Administrative Measures, we are required to file with the CSRC within three business days after submitting the application documents for offering and listing in the U.S., and this offering is contingent upon the completion of the filing with the CSRC. As the Trial Administrative Measures are newly-issued, there remains uncertainty regarding their interpretation and implementation. Therefore, we cannot assure you that we will be able to complete the filings for this offering and any future offerings and fully comply with the relevant new rules on a timely basis, if at all. The closing of this offering is contingent on receiving CSRC approval under the Trial Administrative Measures.

The M&A Rules and certain other mainland China regulations establish complex procedures for some acquisitions of mainland China companies by foreign investors, which could create certain obstacles for us to pursue growth through acquisitions in mainland China.

The M&A Rules discussed in the preceding risk factor and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or Chinese time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. We do not believe our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. The Ministry of Commerce or other government agencies, however, may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in mainland China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

To the extent cash or assets in the business is in the mainland China or Hong Kong or an entity incorporated in mainland China or Hong Kong, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to the imposition of restrictions and limitations on the ability of us or our subsidiaries by the mainland China regulatory authority to transfer cash or assets.

The transfer of funds and assets among Wing Yip and its subsidiaries in mainland China is subject to restrictions. The mainland China regulatory authority imposes certain regulations and restrictions on the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China. See “Risk Factors — Restrictions on currency conversion may affect the value of your investment and our payment of dividends.” In addition, the PRC EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-mainland resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-mainland resident enterprises are tax residents. See “Risk Factors — Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to the imposition of restrictions and limitations on the ability of us or our subsidiaries by the mainland China regulatory authority to transfer cash or assets.

We rely on dividends and other distributions on equity paid by our operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the mainland China tax authorities may require our mainland China subsidiaries to adjust their taxable income in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under laws and regulations of mainland China, our PRC subsidiaries may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with accounting standards and regulations of mainland China. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory common reserves, and may stop setting aside such after-tax profits after the aggregate amount of such funds reaches 50% of its registered capital. And for the purpose of avoiding misunderstanding, this portion of such operating subsidiaries’ respective statutory common reserves are prohibited from being distributed to their shareholders as dividends except in the event of liquidation. If the shareholders’ meeting or the board of directors distributes the profits to the shareholders by violating the above-mentioned provisions before the losses are made up and the statutory common reserves are drawn, the profits distributed shall be refunded to the company.

Risks Relating to Our Business

We face increasing competition in our business, which may adversely affect our market share and profitability.

The meat processing industry is highly competitive in mainland China. Competition exists both in the purchase of raw meat and processing techniques and in the sale of processed meat products. We face competition from a number of meat processing companies in mainland China.

The principal competitive factors in the meat processing industry are operating efficiency, availability, quality and cost of raw materials, cost of labor, product price and quality, food safety, product distribution, technological innovations, and brand loyalty. Our ability to be an effective competitor depends on our ability to compete on the basis of these characteristics. In addition, some of our competitors may have greater financial and other resources than us. We may be unable to compete effectively with these companies, and if we are unable to remain competitive with these meat processing companies in the future, our market share and profitability may be adversely affected.

We generally do not enter into long-term contracts with our distributor customers.

We, through the operating subsidiaries, typically do not enter into long-term agreements with our major customers. Instead, we have annual distribution agreements with our distributors. The distribution agreement usually specifies that we deliver the ordered products to the distributor customers at our costs and we usually grant distributors a credit term of one-to three months after products delivery, after which time, payment in full is required. We also set an annual minimum sales target with the distributor customer, based on the distributor’s sales performance in the previous period. We incentivize distributors to achieve progressive sales targets through incentive programs, often in the form of rebates calculated based on sales amounts exceeding the sales targets. See “Business — Distribution — Distributors.” As such, our Group may not experience a continuous and steady source of revenue generated from our business.

There is no guarantee that our distributor customers will continue to give us their orders or that the level of their orders with us will be maintained. If our distributor customers decide to source similar products from other suppliers or reduce their orders with us and we are unable to secure sufficient additional orders to replace these lost and/or replaced orders, our revenue and financial performance will be adversely affected.

Our results of operations may be adversely affected by fluctuations in market prices for raw meat materials.

Our operating margins depend on, among other factors, the purchase price of raw materials, primarily raw meat materials, such as pork, beef, and poultry. These prices may vary significantly during short periods of time, due to raw meat materials supply and demand. The supply and market for raw materials depend on a number of factors that we have little or no control over, including the cost of animal feed ingredients, such as grain, corn, and soybeans, outbreaks of livestock diseases, and economic and weather conditions. Raw materials accounted for 90.93%, 90.17%, and 90.21% of the total cost of products sold during the fiscal years ended December 31, 2021 and 2022, and the six-month period ended June 30, 2023, respectively. Market prices for raw meat materials remain volatile. High prices for raw meat materials may have a material adverse effect on our operating results.

We may be unable to pass on all or part of any increased costs we experience from time to time to consumers of our products directly, in a timely manner, or at all. Additionally, if we do not attract and maintain contracts or business relationships with raw meat materials suppliers on favorable terms, our production operations could be disrupted, adversely affecting us.

Market demand for our products may fluctuate.

Our Group faces competition from producers of alternative meats and protein sources, including pork, beef, chicken, fish, and plant-based proteins. The factors on which the Company competes include:

•        price;

•        product quality and attributes;

•        brand identification;

•        breadth of product line; and

•        customer service.

Demand for our products is also affected by competitors’ promotional spending, the effectiveness of the Group’s advertising and marketing programs, and consumer perceptions. Failure to identify and react to changes in food attitudes and trends, such as concerns regarding sustainability of product sources and animal welfare, could lead to, among other things, reduced demand for the Group’s brands and products. The Company may be unable to compete successfully on any or all of these factors in the future.

Failure to continually innovate and successfully launch new products and maintain our brand image through marketing investment could adversely impact our operating results.

Our financial success is dependent on anticipating changes in consumer preferences, purchasing behaviors and dietary habits and successfully developing and launching new products and product extensions that consumers want in the channels where they shop. We devote significant resources to new product development and product extensions. However, we may not be successful in developing innovative new products or our new products may not be commercially successful. To the extent we are not able to effectively gauge the direction of our key markets and successfully identify, develop, manufacture and market new or improved products in these changing markets, such as adapting to emerging e-commerce channels, our financial results and our competitive position will suffer. In addition, our introduction of new products or product extensions may generate litigation or other legal proceedings against us by competitors claiming infringement of their intellectual property or other rights, which could negatively impact our results of operations.

We also seek to maintain and extend the image of our brands through marketing investments, including advertising, consumer promotions and trade spend. Due to inherent risks in the marketplace associated with advertising, promotions and new product introductions, including uncertainties about trade and consumer acceptance, our marketing investments may not prove successful in maintaining or increasing our market share and could result in lower sales and profits. Continuing global focus on health and wellness, including weight management, and increasing media attention to the role of food marketing could adversely affect our brand image or lead to stricter regulations and greater scrutiny of food marketing practices.

Our success in maintaining, extending and expanding our brand image also depends on our ability to adapt to a rapidly changing media environment, including our increasing reliance on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media could seriously damage our reputation and brand image.

We are subject to a variety of legal and regulatory restrictions on how and to whom we market our products, which may limit our ability to maintain or extend our brand image. If we do not maintain or extend our brand image, then our product sales, financial condition and results of operations could be materially and adversely affected.

Any perceived or real health risks related to the food industry could adversely affect our ability to sell our products. If our products become contaminated, we may be subject to product liability claims and product recalls.

We are subject to general risks of the food industry, including risks posed by the following:

•        food spoilage or food contamination;

•        consumer product liability claims;

•        product tampering;

•        the possible unavailability and expense of product liability insurance; and

•        the potential cost and disruption of a product recall.

Our products may in the future be exposed to contamination by organisms that may produce food-borne illnesses, such as E. coli, listeria monocytogenes, and salmonella. These organisms are generally found in the environment and, as a result, there is a risk that they could be present in our products. These pathogens can also be introduced to our products through tampering or as a result of improper handling at the further processing, food service, or consumer level. Once contaminated products have been shipped for distribution, illness or death may result if the products are not properly prepared prior to consumption or if the pathogens are not eliminated in further processing.

Our systems designed to monitor food safety risks throughout all stages of our processes may not eliminate the risks related to food safety. As a result, we may voluntarily recall, or be required to recall, our products if they are or may be contaminated, spoiled, or inappropriately labeled.

We may be subject to significant liability in the jurisdictions in which our products are sold if the consumption of any of our products causes injury, illness, or death. Such liability may result from proceedings filed by the distributor customers, consumer agencies, and individual consumers. We may have to pay significant damages and such liability may be in excess of applicable liability insurance policy limits. Adverse publicity concerning any perceived or real health risk associated with our products could also cause customers to lose confidence in the safety and quality of our food products, which could adversely affect our ability to sell our products. We could also be adversely affected by perceived or real health risks associated with similar products produced by others to the extent that such risks cause customers to lose confidence in the safety and quality of such products generally.

Changes in consumer preferences could adversely affect our business.

The food industry, in general, is subject to changing consumer trends, demands, and preferences. We may fail to anticipate, identify, or respond to changes in consumer preferences and needs on a timely basis, and as a result, may be unable to continue to gain market receptiveness and market share for our products. Consumer preferences and demands for products and brands change from time to time for various reasons, such as the emergence of competitive products and brands that our competitors may be able to introduce that are more appealing to consumers, or a general decrease in demand for certain products sold by us. Any change in consumer preferences could require us to change our pricing, marketing, or promotional strategies. Any change in our strategy or any failure to respond effectively to changes in consumer preferences and needs could adversely affect our business and the results of operations.

Our business depends significantly on the market recognition of our “Wing Yip” (“荣业”) brand.

We believe that our business growth depends significantly on our flagship brand name “Wing Yip” (“荣业”) and the reputation for trustworthy and quality products associated with our brand. We believe that the market recognition of our brand plays a vital role in influencing consumer decisions in purchasing our products, and our continued growth will depend largely on our ability to protect and enhance the value of our brand. We have invested significant effort and resources to establish brand recognition through various channels and have received various awards and recognitions for our brand. As we continue to expand our sales network, our ability to market, protect, and enhance our brand will remain critical to the success of our business. Any incident that erodes consumer trust in our brand could significantly reduce our brand value and, hence, affect our business, results of operations, and prospects.

We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for our products, adversely affect our revenues and harm our competitive position.

As of the date of this prospectus, we have registered various intellectual property rights in the PRC, which includes trademarks, invention patents, utility model patents, software copyrights and certain domain names. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property or prevent piracy will prove to be sufficient. Current or potential competitors may use our intellectual property without our authorization in the development of products that are substantially equivalent or superior to it, which could reduce demand for our products, adversely affect our revenues and harm its competitive position. Even if we were to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or could require us to pursue litigation against the infringing parties, which could involve substantial costs and diversion of management’s attention from the operation of our business and have an adverse effect on our financial performance. Please refer to “Business — Intellectual Property” of this prospectus for further details of our intellectual property rights.

We may face intellectual property infringement claims against us, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business even if the claim is without merit. We cannot assure you that such infringement claims will not be asserted against us in the future. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from, third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our client relationships and harm our reputation.

Our operating subsidiaries’ operations may be adversely affected by the disruption of logistics services or poor handling of products by third-party logistics service providers.

Our operating subsidiaries rely on third-party logistics service providers to provide a range of transportation and logistics services for the delivery of products to our physical stores, warehouses, and/or our customers. The shelf life of our processed meat and protein products is generally between 90 to 270 days. Any failure to provide on-time delivery or failure to maintain our operating subsidiaries’ products in good condition during delivery may have a material adverse impact on our operating subsidiaries’ business operations and our reputation. In such event, our operating subsidiaries may be unable to seek full recourse against the logistics service providers in default under the terms of the service contracts or enforce in full any judgments obtained.

We depend on our founding members and other key personnel, and the loss of their services could have a material adverse effect on our business, results of operations, and financial condition.

The success of our Company is attributable to the contribution and experience of our key management team, headed by our director and chairman of the board of directors, Mr. Xiantao Wang. He is responsible for implementing overall business strategies and identifying business opportunities. The key management team also includes our executive director, CEO Ms. Tingfeng Wang and CFO Mr. Haobo Ye. Please refer to “Management” of this prospectus for further details of our directors and executive officers. As such, our continued success is dependent on our ability to retain the services of our key management team, which has collectively amassed over 47 years of experience in the meat processing industry and contributed to the financial and operational aspects of our business. We do not maintain key person life insurance. Our management team currently has no immediate plans to cease providing services to our Company, but our founders and other key personnel are not obligated to remain employed with us. In addition, our other key personnel may leave us in the future, and we cannot predict the impact that the departure of any key personnel will have on our ability to achieve our investment objectives. The loss of the services of any of them could have a material adverse effect on our revenues, net income, and cash flow.

In order to recruit and retain existing and future senior professionals and other key personnel, we may need to increase the level of compensation that we pay to them. Accordingly, as we promote or hire new senior professionals and other key personnel over time or attempt to retain the services of certain of our key personnel, we may increase compensation we pay to these individuals, which could cause our total employee compensation and benefits expense as a percentage of our total revenue to increase and adversely affect our profitability.

We are dependent on the mainland China market.

We are dependent on the mainland China market, as substantially all of our customers are located in mainland China. We anticipate that the mainland China market will continue to be a significant sales and production base for our Group in the near future and we are therefore susceptible to the market conditions in mainland China. Any adverse changes in the economic conditions in mainland China will affect consumers’ spending patterns and purchasing power and may negatively impact the demand for our products resulting in our revenue, future performance and profitability being materially and adversely affected.

Any failure to obtain or renew approvals, licenses, permits, and quality/product certifications for certain markets required for our operating subsidiaries’ operations could materially and adversely affect our business and results of operations.

Our operating subsidiaries’ business is regulated by various laws and regulations in mainland China, which, among other things, require them to complete certain registrations and obtain various licenses, permits, and quality/product certificates for our operations. For details, see “Business — Licenses, Awards and Certificates,” and “Regulations.”

Most of the licenses needed for our operating subsidiaries’ operations are subject to examinations or verifications by relevant authorities and are valid only for a fixed period of time, subject to renewal and accreditation. Compliance with the relevant laws and regulations may require substantial expenses, and any non-compliance with such laws and regulations may expose our operating subsidiaries to liabilities. In case of any non-compliance, our operating subsidiaries may have to incur significant expenses and divert substantial management time to remedy any deficiencies. There can be no assurance that our operating subsidiaries will be able to obtain or renew all of the approvals, licenses, permits, and certifications required for our operating subsidiaries’ existing business operations upon expiration in a timely manner or at all. If our operating subsidiaries cannot obtain or maintain all licenses required to operate our operating subsidiaries’ business, planned new business operations and expansion may be delayed, and our operating subsidiaries’ ongoing business could be interrupted. Our operating subsidiaries may also be subject to prosecutions and penalties.

We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

Our business may be adversely affected by instability, disruption, or destruction in a geographic region of China in which our operating subsidiaries operate, regardless of cause, including international supply chain disruptions or delays, war, terrorism, riot, civil insurrection, or social unrest, and natural or manmade disasters, including famine, flood, fire, earthquake, storm or pandemic events and spread of disease (including the COVID-19 pandemic). Such events may cause our customers to suspend their decisions to purchase our products, as well as give rise to sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our personnel, physical facilities, and operations, which could materially adversely affect our financial results.

Outbreaks of disease among livestock and poultry flocks could harm the Company’s revenues and operating margins.

The Company is subject to risks associated with the outbreak of disease in pork and beef livestock, and poultry flocks, including African swine fever (ASF), Bovine Spongiform Encephalopathy (BSE), pneumo-virus, Porcine Circovirus 2 (PCV2), Porcine Reproduction & Respiratory Syndrome (PRRS), Foot-and-Mouth Disease (FMD), Porcine Epidemic Diarrhea Virus (PEDv), and Highly Pathogenic Avian Influenza (HPAI). The outbreak of such diseases could adversely affect the Company’s supply of raw materials, increase the cost of production, reduce utilization of the Company’s harvest facilities, and reduce operating margins. Additionally, the outbreak of disease may hinder the Company’s ability to market and sell products within mainland China.

In recent years, the outbreak of ASF has impacted hog herds in China, Asia, and Europe. If an outbreak of ASF were to occur in China again in the future, the Company’s supply of hogs and pork could be materially impacted.

The Company has developed business continuity plans for various disease scenarios and will continue to update these plans as necessary. The Company also regularly engages in meat raw material stockpiling, ensuring ample inventory preparedness to withstand negative external influences. There can be no assurance given, however, that these plans will be effective in eliminating the negative effects of any such diseases on the Company’s operating results.

The COVID-19 pandemic has affected, and could continue to affect, the global economy as a whole and the markets in which we operate.

The COVID-19 pandemic has caused volatility in the global economy and resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. However, as a whole, our business and operations have not been affected by the pandemic-related lockdowns in mainland China during COVID-19 pandemic. As food is a key staple commodity, and our products have a relatively long shelf life and are easily stored because of vacuum packaging, demands for our products, including cured meat products, snack products and frozen meat products, remained strong in mainland China during the COVID-19 pandemic, and we have not experienced a decline in consumer demand for our products in mainland China. In addition, our operating subsidiaries employ multiple sales channels, with the channels of supermarkets and online sales experiencing growth during the COVID-19 pandemic.

The impact of the COVID-19 pandemic on our business going forward will depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, a repeat of the spike in the number of COVID-19 cases, the geographies impacted, the impact of the pandemic on economic activity and the nature and severity of measures adopted by governments, including restrictions on travel, mandates to avoid large gatherings and orders to self-quarantine or shelter in place.

The COVID-19 pandemic has also led to sharp reductions in global growth rates and the ultimate impact on the global economy remains uncertain. Accordingly, the COVID-19 pandemic may have significant negative impacts in the medium and long term, including on our business, financial condition, results of operations, cash flows and prospects.

We are subject to risks of loss of proprietary information.

Our ability to compete successfully and/or to achieve future growth in sales will depend, in part, on our ability to protect our proprietary information relating to our product development, production, and marketing of processed meat products. Our directors and executive officers and all other employees, who may come into possession of such proprietary information including our technical know-how and our customer database in the course of their employment with us, are under an obligation to maintain confidentiality on any such information during their term of employment with us, as well as for a prescribed period after the cessation of their employment. However, there is no assurance that such confidentiality obligations will not be breached. In the event of a disclosure of our proprietary information by any employee in breach of their confidentiality obligations, in particular, where disclosure is made to third parties who may be our competitors or prospective competitors, our ability to compete against such parties may be materially and adversely affected. This would, in turn, have a material adverse impact on our business and profitability as well as our prospects.

We may be harmed by negative publicity.

We operate in a highly competitive industry, and there are other companies in the market that offer similar products. We rely on the positive feedback of our loyal customers to expand our customer base. Thus, customer satisfaction is critical to the success of our business, as this will also result in potential referrals from our existing customers. If we fail to meet our customers’ expectations, there may be negative feedback regarding our products, which may have an adverse impact on our business and reputation. In the event we are unable to maintain a high level of customer satisfaction or any customer dissatisfaction is inadequately addressed, our business, financial condition, results of operations, and prospects may also be adversely affected.

Our reputation may also be adversely affected by negative publicity in reports and publications such as major newspapers and forums, or any other negative publicity or rumors. There is no assurance that we will not experience negative publicity in the future or that such negative publicity will not have a material and adverse effect on our reputation or prospects. This may result in our inability to attract new customers or retain existing customers and may in turn adversely affect our business and the results of operations.

We may be affected by adverse changes in taxation law, tax treaties and in the practices of tax authorities.

Changes in taxation legislation, tax treaties and in the practices of tax authorities can affect investment behavior which can have the effect of making specific kinds of investment products either more or less attractive to existing or potential investors.

We cannot predict the impact of future changes to tax legislation, tax treaties and the practices of tax authorities on our business or on the attractiveness of our investment projects. Amendments to existing tax legislation (in particular if there is a withdrawal of any available tax relief or an increase in tax rates) and tax treaties or the introduction of new rules and new tax treaties or changes in the practices of tax authorities may affect the investment decisions of either existing or potential investors. Changes from time to time in the interpretation of existing tax laws, amendments to existing tax rates, the introduction of new tax legislation and tax treaties, a change in the interpretation of tax legislation, any change in the enforcement of such legislation or any particular change in our tax treatment could have a material adverse effect on our business, growth prospects, fee income, results of operations and/or financial condition.

Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We believe we maintain insurance coverage that is customary for businesses of our size and type. However, we may be unable to insure against certain types of losses or claims, or the cost of such insurance may be prohibitive. Uninsured losses or claims, if they occur, could have a material adverse effect on our reputation, business, results of operations, financial condition, or prospects.

We might face risks related to compliance with environmental regulations in mainland China, including waste disposal, water usage, emissions standards, and other environmental guidelines. Changes in regulations or failure to comply could result in fines, legal actions, or operational constraints.

We are subject to various domestic environmental laws and regulations that govern the discharge of pollutants and disposal of wastes, and which may require that we investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations. We could incur substantial cleanup costs, fines and civil or criminal sanctions, third party property damage or personal injury claims as a result of violations or liabilities under these laws or non-compliance with environmental permits required at our facilities. We also could be subject to future laws and regulations that govern greenhouse gas emissions and various matters related to climate change and other air emissions, which could increase our operating costs.

We believe that we operate our businesses in compliance in all material respects with applicable environmental laws and regulations. As of the date of this prospectus, none of the operating subsidiaries have received any notifications of noncompliance of any environmental regulations from relevant governmental authorities in mainland China. However, we may be involved in lawsuits and other proceedings involving alleged violations of, or liabilities arising from, environmental laws. When our liability is probable and we can reasonably estimate our costs, we record environmental liabilities in our financial statements. However, in many cases, we are not able to determine whether we are liable or if liability is probable or to reasonably estimate the loss or range of loss. Estimates of our liability remain subject to additional uncertainties, including the nature and extent of site contamination, available remediation alternatives, the extent of corrective actions that may be required, and the extent of our responsibility for the remediation. We have taken, and expect to take all reasonable measures to control any probable contamination, however, future developments, administrative actions or liabilities relating to environmental matters, could have a material adverse effect on our financial condition or results of operations.

Risks Relating to this Offering and the Trading Market

There has been no public market for our Ordinary Shares or ADSs in the U.S. prior to the completion of this offering, and you may not be able to resell the ADSs at or above the price you pay for them, or at all.

Prior to the completion of this offering, there has not been a public market for our Ordinary Shares or ADSs in the U.S. Since 2018, our Ordinary Shares have been listed on KOSDAQ of the KRX. Investors who purchase the ADSs in this offering may not be able to sell their ADSs at or above the initial public offering price.

An active or liquid market for the ADSs in the U.S. may not develop upon completion of this offering or, if it does develop, it may not be sustainable given the limited number of ADSs being issued in this offering. The initial public offering price for the ADSs will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the ADSs after this offering. This initial public offering price will vary from the market price of the ADSs after the offering. As a result of these and other factors, you may be unable to resell your ADSs at or above the initial public offering price.

The following factors, in addition to other risks described in this prospectus, may have a significant effect on the market price of the ADSs:

•        variations in our operating results;

•        actual or anticipated changes in the estimates of our operating results;

•        changes in stock market analyst recommendations regarding the ADSs, other comparable companies or our industry generally;

•        currency exchange fluctuations and the denominations in which we conduct business and hold our cash reserves;

•        market conditions in our industry, the industries of our customers and the economy as a whole;

•        actual or expected changes in our growth rates or our competitors’ growth rates;

•        changes in the market valuation of similar companies;

•        the trading volume of the ADSs on Nasdaq;

•        sales of the ADSs by us or our shareholders; and

•        the adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, if the meat processing market or the stock market in general experiences a loss of investor confidence, the trading price of the ADSs could decline for reasons unrelated to our business, financial condition, or operating results. The trading price of the ADSs might also decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. Each of these factors, among others, could harm the value of your investment in the ADSs. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially adversely affect our business, operating results, and financial condition.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Ordinary Shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights attached to the Ordinary Shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the Ordinary Shares underlying your ADSs. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Ordinary Shares which are represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Ordinary Shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Ordinary Shares represented by your ADSs, unless you cancel the ADSs and withdraw the shares and become the registered holder of such Ordinary Shares prior to the record date for the general meeting. Under our articles of association, the minimum notice period required to be given by our Company to our registered shareholders to convene a general meeting will be 14 clear days, (or, in respect of an annual general meeting, 21 clear days). When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Ordinary Shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Ordinary Shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least [40] days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Ordinary Shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Ordinary Shares underlying your ADSs are voted and you may have no legal remedy if the Ordinary Shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for the ADSs will give us a discretionary proxy to vote the Ordinary Shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

Future issuances of the ADSs or Ordinary Shares or securities convertible into, or exercisable or exchangeable for, our Ordinary Shares, or the expiration of lock-up agreements that restrict the issuance of new ADSs or Ordinary Shares or the trading of outstanding ADSs or Ordinary Shares, could cause the market price of the ADSs to decline and would result in the dilution of your holdings.

Future issuances of the ADSs or our Ordinary Shares or securities convertible into, or exercisable or exchangeable for, our Ordinary Shares, or the expiration of lock-up agreements that restrict the issuance of new ADSs or Ordinary Shares or the trading of outstanding ADSs or Ordinary Shares, could cause the market price of the ADSs to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of the ADSs. In all events, future issuances of the ADSs or our Ordinary Shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of the ADSs. In connection with this offering, we will enter into a lock-up agreement that prevents us, subject to certain exceptions, from offering additional shares of capital stock for up to six months from the effective date of the registration statement of which this prospectus forms a part, as further described in the section titled “Underwriting.” In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, the ADSs or our Ordinary Shares may become available for resale, subject to applicable law, including without notice, which could reduce the market price for the ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate action events such as a rights offering. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Ordinary Shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Ordinary Shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if the foregoing jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing claims under the Securities Act or the Exchange Act in state or federal courts. See “Description of American Depositary Shares” for more information.

The deposit agreement may be amended or terminated without your consent.

We and the depositary may amend or terminate the deposit agreement without your consent. Such amendment or termination may be done in favor of our Company. Holders of the ADSs, subject to the terms of the deposit agreement, will receive notice in the event of an amendment that prejudices a substantial existing right or a termination. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. The deposit agreement may be terminated at any time upon a prior written notice. Upon the termination of the deposit agreement, our Company will be discharged from all obligations under the deposit agreement, except for our obligations to the depositary thereunder. See “Description of American Depositary Shares” for more information.

Holders or beneficial owners of the ADSs have limited recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.

The deposit agreement expressly limits the obligations and liability of us and the depositary. For example, the depositary is not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, Hong Kong or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our articles of association, or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure). See “Description of American Depositary Shares” for more information.

In addition, the depositary and any of its agents also disclaim any liability for (i) any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities or the credit-worthiness of any third party, (iv) any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary. These provisions of the deposit agreement will limit the ability of holders or beneficial owners of the ADSs to obtain recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.

The depositary for the ADSs will give us a discretionary proxy to vote our Ordinary Shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Ordinary Shares underlying your ADSs at shareholders’ meetings, unless:

•        we have instructed the depositary that we do not wish a discretionary proxy to be given;

•        we are aware or should reasonably be aware that there is substantial opposition from holders against the outcome for which we would vote; or

•        the outcome for which we would otherwise vote on would materially and adversely affect the rights of shareholders.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Ordinary Shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our Company. Holders of our Ordinary Shares are not subject to this discretionary proxy.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price of the ADSs is substantially higher than the (pro forma) net tangible book value per ADS of the ADSs. Consequently, when you purchase the ADSs in the offering, upon completion of the offering you will incur immediate dilution of US$[•] per share, assuming an initial public offering price of US$[•]. See “Dilution.” In addition, you may experience further dilution to the extent that additional ADSs are issued upon exercise of outstanding options we may grant from time to time.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

In preparing our consolidated financial statements as of and for the fiscal years ended December 31, 2021 and 2022, and the six-month period ended June 30, 2023, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified included (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework over financing reporting; and (ii) the lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. accounting principles (“U.S. GAAP”) and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues in accordance with U.S. GAAP and the SEC requirements. Following the identification of the material weaknesses and control deficiencies, we have taken the following remedial measures: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and a procedures manual, which will be maintained, reviewed, and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and establishing an audit committee and strengthening corporate governance. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, and the trading price of the ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2023. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company in the U.S., our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

Our holding company structure and potential restrictions on the payment of dividends could materially adversely affect our market price.

Wing Yip is a holding company with no direct business operations other than its ownership of the capital stock of its subsidiaries and equity investees. Wing Yip’s principal assets are the equity interests it directly or indirectly holds in its operating subsidiaries. As a holding company, Wing Yip’s ability to pay dividends and meet its other obligations depends upon the amount of distributions, if any, received from its operating subsidiaries and other holdings and investments. Wing Yip’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to Wing Yip, including, but not limited to, as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other currency, and other regulatory restrictions. For example, legal restrictions permit payments of dividends by our business entities in mainland China only out of their retained earnings, if any, determined in accordance with relevant accounting standards and regulations of mainland China. Under mainland China law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect Wing Yip’s ability to fund the operations of one subsidiary with dividends and other payments received from another subsidiary. Distributions may also be limited from time to time by reason of the current cash requirements of Wing Yip’s operating subsidiaries. Such restrictions on payments involving entities organized in mainland China could adversely affect our liquidity, our business results, and thus, the price of the ADSs.

In addition, were we able to declare dividends, such dividends could only be paid by us out of our distributable profits (that is, our accumulated realized profits less our accumulated realized losses) permitted under Hong Kong law. Dividends cannot be paid out of our share capital. To the extent profits are distributed as dividends, such a portion of profits will not be available to be reinvested in our operations. See “Description of Share Capital.” Dividends must be paid in accordance with the procedures and requirements specified in our articles of association. When recommending dividends, our directors must act in the general interest of all classes of shareholders and must not favor any one class at the expense of another in accordance with Hong Kong law. The payment and the amount, form, and frequency of any future dividends will depend on our results of operations, cash flows, financial condition, statutory, regulatory, and contractual restrictions on the payment of dividends by us, future prospects, and other factors that our directors may consider relevant. Our board of directors has discretion as to whether to distribute dividends and determine new dividend policies, subject to certain requirements of Hong Kong law. Holders of the ADSs will be entitled to receive dividends pro rata according to the amounts paid up or credited as paid up on the Ordinary Shares.

We may need to raise additional funds to support our business operations or to finance future acquisitions, including through the issuance of equity or debt securities, which could have a material adverse effect on our ability to grow our business.

If we do not generate sufficient cash from operations or do not otherwise have sufficient cash and cash equivalents to support our business operations or to finance future acquisitions, we may need raise addition capital through the issuance of debt or equity securities. We may not be able to raise cash in future financing on terms acceptable to us, or at all.

Financings, if available, may be on terms that are dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price of the ADSs. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of the ADSs. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our plans to the extent of available funding, which could harm our ability to grow our business.

We are a Hong Kong company and it may be difficult for you to enforce judgments outside Hong Kong against us or certain of our directors or officers who reside in Hong Kong.

We are a holding company incorporated under the laws of Hong Kong. As a result, the rights of holders of our Ordinary Shares will be governed by Hong Kong law, and our articles of association, as may be amended from time to time. The rights of shareholders under Hong Kong law may differ from the rights of shareholders of companies incorporated in other jurisdictions. All of our directors and officers reside outside the United States and our material assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in United States courts against us or those persons based on the civil liability provisions of the United States securities laws. Even if investors are successful in realizing judgments against such persons in courts of the United States, the laws of Hong Kong or mainland China may render such investors unable to enforce the judgment against our assets or the assets of our officers and directors. Also, investors may have difficulty in bringing an original action based upon the United States federal securities laws against such persons in mainland China courts. Additionally, there is uncertainty as to whether the courts in Hong Kong will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Hong Kong against us or our directors or officers under the securities laws of other jurisdictions.

Furthermore, we have been advised by our counsel as to the laws of Hong Kong, Patrick Mak & Tse, that in Hong Kong, foreign judgments can be enforced under the Foreign Judgments (Reciprocal Enforcement) Ordinance or under common law. The Foreign Judgments (Reciprocal Enforcement) Ordinance is a registration scheme for the recognition and enforcement of foreign judgments based on reciprocity, but the United States is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the United States, including as a result of administrative actions brought by regulatory authorities, such as the SEC, and other actions, will not be enforced by the Hong Kong courts under the statutory regime. In addition, the Supreme People’s Court of the PRC and the Government of Hong Kong have entered into the “Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region pursuant to Choice of Court Agreements between Parties Concerned,” or the Arrangement. The Mainland Judgements (Reciprocal Enforcement) Ordinance gave effect to the Arrangement and is a registration scheme for recognition and enforcement of mainland China judgements based on reciprocity. Other than the Arrangement, Hong Kong has not entered into any multilateral convention or bilateral treaty regarding the recognition and enforcement of foreign judgments. Accordingly, any judgments rendered by a court in the United States will need to be enforced under common law. In order to enforce a foreign judgment under common law in Hong Kong, the judgment must meet certain criteria before it can be enforced, such as the judgment being final and conclusive.

Our articles of association restrict shareholders from bringing legal action against our officers and directors.

Our articles of association that contain a broad waiver by our shareholders of any claim or right of action such shareholder may have, whether individually or by or in our right, against any of our directors or officers on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his or her duties with or for us; provided that such waiver does not extend to any matter in respect of any fraud or dishonesty which may attach to such director or officer. This waiver limits the right of shareholders to assert claims against our directors and officers unless the act or failure to act involves any fraud or dishonesty of such director or officer.

We have provisions in our articles of association that may discourage a change of control.

Our articles of association contain provisions that could delay or prevent a change of control of our Company that a shareholder might consider favorable. These provisions include, among others:

•        subject to the prior approval of our shareholders, our board of directors is permitted to issue any shares and to fix the price, rights, preferences and restrictions of any such shares, provided that, among other things, no shares shall be issued to transfer a controlling interest in the Company without the prior approval of our shareholders in general meeting;

•        provisions that limit the ability of shareholders to requisition and convene general meetings of shareholders;

•        the approval of a majority of not less than three-fourths of the votes cast by our shareholders, being entitled so to do, voting in person or by proxy, is required to effect amendments to our articles of association; and

•        the requirement for shareholders wishing to propose a person for election as a director to give the Company advance written notice of nomination of such person for the election of director.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

We will incur substantial increased costs as a result of being a public company in the U.S.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company in the U.S. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the ADSs that is held by non-affiliates exceeds US$700 million as of the end of the second quarter of that fiscal year, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Substantial future sales of the ADSs or the anticipation of future sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of substantial amounts of the ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. An aggregate of 47,973,428 Ordinary Shares are issued and outstanding before the consummation of this offering and [•] ADSs (representing [•] Ordinary Shares) will be issued and outstanding immediately after the consummation of this offering, assuming no exercise of the underwriters’ over-allotment option, or [•] ADSs (representing [•] Ordinary Shares) if the underwriters exercise their over-allotment option in full. Sales of these ADSs into the market could cause the market price of the ADSs to decline.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding the ADSs, the price of the ADSs and trading volume could decline.

Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and Ordinary Shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. As of the date of this prospectus, 47,973,428 of our Ordinary Shares are outstanding. There will be [•] ADSs (representing [•] Ordinary Shares) issued and outstanding immediately following the consummation of this offering, assuming no exercise of the Representative’s over-allotment option, or [•] ADSs (representing [•] Ordinary Shares), if the Representative exercises its over-allotment option in full, in each case, excluding shares issuable upon exercise of unexercised options or the Representative’s Warrants, and based on an assumed initial public offering price of $[•], which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus. In connection with this offering, our directors and executive officers have agreed not to sell any Ordinary Shares, ADSs, or similar securities for six months after the date of this prospectus without the prior written consent of the Representative, subject to certain exceptions. However, the Representative may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of the ADSs.

We anticipate that we will use the net proceeds from this offering for working capital and other corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of the ADSs.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. We are not required by the corporate governance practice in our home country to have a majority of our board of directors consisting of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and, as a result, the level of board oversight on the management of our Company may be less than if a majority of our board consisted of independent directors. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on Nasdaq, which will be a condition to this offering. We cannot assure you that we will be able to maintain those initial listing requirements, even if our securities are listed on Nasdaq, and we cannot assure you that our securities will continue to be listed on Nasdaq.

In addition, following this offering, in order to maintain our listing on Nasdaq, we will be required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq criteria for maintaining our listing, our securities could be subject to delisting.

If Nasdaq does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

•        a limited availability for market quotations for our securities;

•        reduced liquidity with respect to our securities;

•        a determination that the ADSs is a “penny stock,” which will require brokers trading in the ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the ADSs;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades, transactions or transfers of Ordinary Shares entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any Ordinary Share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares or ADSs to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) except in the case of a transfer to executors, administrators or trustees of the estate of a deceased shareholder, in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed three; (v) the shares transferred are free of any lien in favor of us; and (vi) a fee of such maximum sum as the KRX or Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer of Ordinary Shares, they shall, within one month after the date on which the instrument of transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal. The registration of transfers of shares may, after notice has been given by advertisement in an appointed newspaper and in accordance with the requirements of any stock exchange on which our shares or ADSs are listed or by electronic means as may be accepted by such stock exchange(s), be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the ADSs purchased by investors in the public offering. Once the ADSs have been listed on Nasdaq, the legal title to such ADSs trading on Nasdaq will remain with the Depository Trust Company (“DTC”). All market transactions with respect to the ADSs will then be conducted through the DTC systems.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and the ADSs.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for the ADSs and the ADSs price may be more volatile. See “Implications of Our Being an ‘Emerging Growth Company’.”

If we are classified as a passive foreign investment company, United States taxpayers who own the ADSs may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds the ADSs, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2023 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed to be a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Material Income Tax Consideration — United States Federal Income Taxation — Passive Foreign Investment Company (“PFIC”) Consequence.”

The price of the ADSs could be subject to rapid and substantial volatility.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, the ADSs may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ADSs.

In addition, if the trading volumes of the ADSs are low, persons buying or selling in relatively small quantities may easily influence prices of the ADSs. This low volume of trades could also cause the price of the ADSs to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic conditions may also adversely affect the market price of the ADSs. As a result of this volatility, investors may experience losses on their investment in the ADSs. A decline in the market price of the ADSs also could adversely affect our ability to issue additional ADSs or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the ADSs will develop or be sustained. If an active market does not develop, holders of the ADSs may be unable to readily sell the ADSs they hold or may not be able to sell their ADSs at all.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

•        our ability to execute our growth, and expansion, including our ability to meet our goals;

•        current and future economic conditions;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to attract clients and further enhance our brand recognition;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        trends and competition in the meat processing industry;

•        the COVID-19 pandemic; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains data related to the meat processing industry in mainland China. These industry data include projections that are based on a number of assumptions, which have been derived from industry and government sources, which we believe to be reasonable. The meat processing industry may not grow at the rate projected by industry data, or at all. The failure of these industries to grow as anticipated is likely to have a material adverse effect on our business and the market price of the ADSs. In addition, the rapidly changing nature of the meat processing industry subjects any projections or estimates relating to the growth prospects or future condition of our industries to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a holding company incorporated under the laws of Hong Kong. As a result, the rights of holders of the ADSs will be governed by Hong Kong law and our articles of association. The rights of shareholders under Hong Kong law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Substantially all of our assets are located in mainland China. In addition, a majority of our directors and officers reside in mainland China, including our director and chairman of the board of directors, Mr. Xiantao Wang, our director and CEO, Ms. Tingfeng Wang, our CFO, Mr. Haobo Ye, our independent director, Mr. Yang Chen, and our independent director Mr. Nanlong Liu and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Patrick Mak & Tse, our counsel with respect to the laws of Hong Kong, has advised us that it is uncertain and case specific that whether courts in Hong Kong will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Hong Kong against us or our directors or officers under the securities laws of other jurisdictions.

We have appointed [•] as our agent to receive service of process with respect to any action brought against us in the United State District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Jincheng Tongda & Neal Law Firm, our counsel with respect to mainland China law, has advised us that there is uncertainty as to whether the courts of mainland China would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the mainland China against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Jincheng Tongda & Neal Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. Mainland China courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law (2023), promulgated on September 1, 2023 and effective on January 1, 2024, based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties and rarely no other forms of reciprocity between China and the United States for the mutual recognition and enforcement of court judgments as of the date of this prospectus. Jincheng Tongda & Neal Law Firm, has further advised us that under mainland China law, mainland China courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of mainland China law or national sovereignty, security or public interest, thus making the recognition and enforcement of a U.S. court judgment in mainland China difficult. As a result, it is uncertain whether and on what basis a mainland China court would enforce a judgment rendered by a court in the United States or in Hong Kong.

Under the PRC Civil Procedures Law (2023), foreign shareholders may originate actions based on mainland China law before a mainland China court against a company for all types of civil disputes, except for those relating to identity relationship, and the mainland China court may accept a cause of action if there is appropriate connection to China for a mainland China court to have jurisdiction as required by law, or based on the parties’ express mutual agreement in writing choosing mainland China courts for dispute resolution. The mainland China court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The foreign shareholder must entrust mainland China legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as Chinese citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of Chinese citizens and companies. However, it remains uncertain whether the mainland China courts will accept a lawsuit originated by U.S. shareholders against us in mainland China, by virtue only of holding the ADSs, to establish an “appropriate connection” to China for a mainland China court to have jurisdiction as required under the PRC Civil Procedures Law (2023).

USE OF PROCEEDS

Based upon an assumed initial public offering price of US$[•] per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts, the non-accountable expense allowance and the estimated offering expenses payable by us, of approximately US$[•] if the underwriters do not exercise their over-allotment option, and US$[•] if the underwriters exercise their over-allotment option in full.

We plan to use the net proceeds we receive from this offering for the following purposes:

•        approximately 48% for upgrading existing production lines and establishing new production lines;

•        approximately 22% for marketing and promotion of our products;

•        approximately 15% for new product research and development; and

•        approximately 15% for working capital and general corporate matters.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

Our Ordinary Shares have been listed on KOSDAQ since 2018, Wing Yip distributed dividends to its shareholders or investors for each fiscal year between 2019 and 2021. For the fiscal year ended December 31, 2022 and the six months ended June 30, 2023, we have not received any dividends or distributions from our subsidiaries, nor have we paid any dividends or distributions to our shareholders or U.S. investors. We might pay certain amount of cash dividends in the foreseeable future, depending on our financial performance for a specific fiscal year. Subject to the PFIC rules, the gross amount of distributions we make to investors with respect to the ADSs (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Subject to our articles of association and applicable Hong Kong law, our board of directors has discretion as to whether we will pay dividends in the future. Subject to our articles of association and applicable Hong Kong law, our shareholders in general meeting may declare dividends to be paid to the shareholders of the Company but no dividend shall be declared in excess of the amount recommended by our board of directors. Under the applicable Hong Kong law, we may not declare or pay dividends if there are reasonable grounds for believing that the Company has no distributable profit which could be the result of the following scenarios: (a) we are, or would after the payment be, unable to pay our liabilities as they become due, or (b) the realizable value of our assets would thereby be less than our liabilities. See “Description of Share Capital.”

As a holding company with no material operations of our own, we will be dependent on receipt of funds from Wing Yip GD. Mainland China regulations currently permit payment of dividends of a mainland China company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in mainland China. In addition, dividends distributed from our PRC subsidiaries to us are subject to PRC taxes, such as withholding tax.

Mainland China regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. The PRC regulatory authority also imposes certain restrictions on the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China. Therefore, we may encounter difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any.

The principal regulations governing the distribution of dividends by companies in the mainland China include the Company Law of the PRC, which was promulgated by the SCNPC on December 29, 1993, and was most recently amended on October 26, 2018. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory common reserves, and may stop setting aside such after-tax profits after the aggregate amount of such funds reaches 50% of its registered capital. And for the purpose of avoiding misunderstanding, this portion of our PRC subsidiaries’ respective statutory common reserves are prohibited from being distributed to their shareholders as dividends, except in the event of liquidation. If the shareholders’ meeting or the board of directors distributes the profits to the shareholders by violating the above-mentioned provisions before the losses are made up and the statutory common reserves are drawn, the profits distributed shall be refunded to the Company. Upon contribution to the statutory common reserve using their after-tax profits, our PRC subsidiaries may also make further contribution to the discretionary common reserve using after-tax profits in accordance with a resolution of the shareholders’ meeting. The above-mentioned common reserves shall be used to expanding the production and business scale, increase the registered capital or eliminate future losses in excess of retained earnings of the respective companies. According to the Company Law of the PRC, shareholders shall be distributed with the dividends based on the percentages of the capital that they actually contributed. The exception shall be given if all shareholders agree that they will not be distributed with the dividends based on the percentages of the capital that they contributed.

In addition, the EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by mainland China companies to non-mainland resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-mainland resident enterprises are tax resident. Wing Yip may be considered as non-resident enterprises for tax purposes, so that any dividends paid by Wing Yip GD to Wing Yip may be regarded as Chinese mainland-sourced income and as a result may be subject to mainland China withholding tax at a rate of up to 10%.

Nevertheless, pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the “Double Tax Avoidance Arrangement”, the withholding tax rate in respect of the payment of dividends by a mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than a 25% share ownership in the mainland China entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower mainland China withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to any dividends paid by our PRC subsidiary Wing Yip GD to Wing Yip. If the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong holding company from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries. See “Risk Factors — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our operating subsidiaries in mainland China, and dividends payable by our operating subsidiaries in mainland China to us may not qualify to enjoy certain treaty benefits.”

If we pay any dividends on our Ordinary Shares, we will pay those dividends which are payable in respect of the Ordinary Shares underlying the ADSs to the depositary, as the registered holder of such Ordinary Shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Ordinary Shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends, if any, on our Ordinary Shares will be paid in U.S. Dollars.

CAPITALIZATION

The following table sets forth our capitalization as of October 31, 2023:

•        on an actual basis; and

•        on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares in the form of ADSs by us in this offering at the assumed initial public offering price of US$[•] per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts to the underwriters, the non-accountable expense allowance and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

October 31, 2023
	Actual	As adjusted (Over-allotment option not exercised)	As adjusted (Over-allotment option exercised in full)
	USD$	USD$	USD$
Cash and cash equivalents	$
Shareholders’ Equity:

Ordinary shares, with no par value, [•] Ordinary Shares authorized, [ ] Ordinary Shares issued and outstanding as of [•], 2023; [•] Ordinary Shares issued and outstanding, as adjusted assuming the over-allotment option is not exercised, and [•] Ordinary Shares issued and outstanding, as adjusted assuming the over-allotment option is exercised in full

$
Additional paid-in capital	$
Statutory reserve	$
Accumulated other comprehensive income	$
Minority Interests	$
Total shareholders’ Equity	$
Total Capitalization	$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$[•] per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$[•] million, assuming the number of Ordinary Shares in the form of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated expenses payable by us.

DILUTION

If you invest in the ADSs, your interest will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per share is substantially in excess of the net tangible book value per ADS attributable to the existing shareholders for our presently issued and outstanding Ordinary Shares.

Our net tangible book value as of June 30, 2023, was US$[•], or US$[•] per Ordinary Share as of that date and US$[•] per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the initial public offering price per Ordinary Share and after deducting the estimated underwriting discounts to the underwriters, the non-accountable expense allowance and the estimated offering expenses payable by us.

After giving effect to our sale of [•] ADSs offered in this offering based on an assumed initial public offering price of US$[•] per ADS, after deduction of the estimated underwriting discounts, the non-accountable expense allowance to the underwriters and the estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2023, would have been US$[•], or US$[•] per issued and outstanding Ordinary Share and US$[•] per ADS. This represents an immediate increase in net tangible book value of US$[•] per Ordinary Share and US$[•] per ADS to the existing shareholders, and an immediate dilution in net tangible book value of US$[•] per Ordinary Share and US$[•] per ADS to investors purchasing ADSs in this offering. The as adjusted information discussed above is illustrative only.

A $1.00 increase (decrease) in the assumed initial public offering price of US$[•] per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$[•], the pro forma as adjusted net tangible book value per Ordinary Share and per ADS after giving effect to this offering by US$[•] per Ordinary Share and US$[•] per ADS, and the dilution in pro forma as adjusted net tangible book value per Ordinary Share and per ADS to new investors in this offering by US$[•] per Ordinary Share and US$[•] per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts, the non-accountable expense allowance and estimated offering expenses payable by us.

An increase (decrease) of [ ] ADSs in the number of ADSs offered by us would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$[•], increase (decrease) the pro forma as adjusted net tangible book value per Ordinary Share and per ADS after giving effect to this offering by $[•] per Ordinary Share and $[•] per ADS, and decrease (increase) the dilution in pro forma as adjusted net tangible book value per Ordinary Share and per ADS to new investors in this offering by US$[•] per Ordinary Share and $[•] per ADS, based on an assumed initial public offering price of US$[•] per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts, the non-accountable expense allowance and estimated offering expenses payable by us.

The following tables illustrate such dilution:

Over-allotment option not exercised	Per Ordinary Share	Per ADS
Assumed initial public offering price per Ordinary Share	US$	US$
Net tangible book value per Ordinary Share as of June 30, 2023	US$	US$
As adjusted net tangible book value per Ordinary Share attributable to payments by new investors	US$	US$
Pro forma net tangible book value per Ordinary Share immediately after this offering	US$	US$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	US$	US$

Over-allotment option exercised in full	Per Ordinary Share	Per ADS
Assumed initial public offering price per Ordinary Share	US$	US$
Net tangible book value per Ordinary Share as of June 30, 2023	US$	US$
As adjusted net tangible book value per Ordinary Share attributable to payments by new investors	US$	US$
Pro forma net tangible book value per Ordinary Share immediately after this offering	US$	US$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	US$	US$

The following tables summarize, on a pro forma as adjusted basis as of June 30, 2023, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares (in the form of ADS) purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated underwriting discounts, and non-accountable expense allowance to the underwriters and the estimated offering expenses payable by us.

Over-allotment option not exercised	Ordinary Shares purchased		Total consideration		Average price per Ordinary Share	Average price per ADS
	Number	Percent	Amount	Percent
(US$ in thousands)
Existing shareholders		%	$	%	$	$
New investors		%	$	%	$	$
Total		100.00%		$100.00%	$	$
Over-allotment option exercised in full	Ordinary Shares purchased		Total consideration		Average price per Ordinary Share	Average price per ADS
	Number	Percent	Amount	Percent
(US$ in thousands)
Existing shareholders		%	$	%	$	$
New investors		%	$	%	$	$
Total		100.00%		$100.00%	$	$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

Our operations commenced on December 2, 2010 through our wholly owned subsidiary Wing Yip GD in Guangdong, China. On April 24, 2015, Wing Yip was established in Hong Kong as a limited liability company. In December 2015, Wing Yip acquired 100% equity interests in Wing Yip GD, and as a result, Wing Yip became the holding company of Wing Yip GD. On November 26, 2017, Horgos Wing Yip Brand Business Service Co., Ltd. was established as a wholly owned subsidiary of Wing Yip, which was voluntarily dissolved in September 2022.

In 2018, we were successfully listed on KOSDAQ (stock code: 900340). On August 12, 2020, Wing Yip HN was established as a private limited liability company in Hainan, China, as a wholly owned subsidiary of Wing Yip GD. On August 3, 2021, Wing Yip HJ was established as a private limited liability company in Guangdong China, as a wholly owned subsidiary of Wing Yip GD.

As of the date of this prospectus, Wing Yip GD has seven branches, each of which operate its own physical store in Guangdong Province, China. See “Business — Facilities.”

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of our IPO based on a proposed number of [•] ADSs being offered, assuming no exercise of the underwriters’ over-allotment option.

For details of each shareholder’s ownership, please refer to the beneficial ownership table in the section captioned “Principal Shareholders.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a holding company incorporated in Hong Kong. As a holding company with no material operation of our own, we conduct our operations through operating subsidiaries in mainland China. Through the operating subsidiaries in China, we are one of the notable meat product processing companies in China. According to the industry report produced by Frost & Sullivan, whom we commissioned in October 2023, in fiscal year 2022, based on retail sales of cured meat products in China, we ranked second with a market share of 9.2%. As of the date of this prospectus, our products are primarily marketed and sold across 18 provinces in mainland China through 7 self-operated stores, 72 distributors, including major retail outlets and supermarkets and 7 e-commerce platforms, including one platform owned by us.

The operating subsidiaries are primarily engaged in the processing, sales and distribution of i) cured meat products, including cured pork sausages, cured pork meat and other cured meat products, such as cured chicken, cured duck and cured fish; ii) snack products, including ready-to-eat sausages, jerky, duck necks, duck feet and claypot rice; and iii) frozen meat products, including frozen sausages, frozen beef patties and frozen chicken breast fillets.

We, through the operating subsidiaries, sell and market our products under our flagship brand “Wing Yip” (“荣业”), which can trace its history back to 1915, when our predecessor business began processing and selling cured sausages under the name “Wing Yip” (“荣业”). Since the commencement of operations through our subsidiary, Wing Yip GD in 2010, we have continuously developed our business and built our brand. In addition to “Wing Yip” (“荣业”), we have also developed the snack product brands “Jiangwang” (“匠王”) and “Kuangke” (“狂客”).

We, through the operating subsidiaries, focus on product development and are committed to improving product quality and expanding our product offerings to cater to evolving consumer preferences. As of the date of this prospectus, our research and development department is composed of 51 employees and it closely collaborates with the sales and marketing department, and the production department to periodically introduce new products and enhance the ingredients and packaging of existing products. We also enter into strategic cooperation agreements with external research institutions for the development of new products and product formulas. Leveraging our expertise in new product development, we developed and introduced 50, 62 and 11 new products to the market, during fiscal years 2021 and 2022, and during the six months ended June 30, 2023, respectively.

We also pride ourselves in upholding high standards for food safety, product quality and sustainability. The operating subsidiaries have stringent quality control systems in place at every stage of our value chain, from processing to sales and distribution. The operating subsidiaries have obtained internationally recognized quality assurance certifications, including (i) the ISO 22000: 2018 Food Safety Management System Certificate, and (ii) the Hazard Analysis and Critical Control Point (HACCP) System Certificate.

We generate revenue primarily from sales of cured meat products, snack products and frozen meat products. For the six months ended June 30, 2023, we had total revenue of approximately $65,956,754 and net income of approximately $6,221,216. Revenue derived from sales of cured meat products, snack products and frozen meat products accounted for approximately 67.28%, 27.63% and 5.09% of our total revenue, respectively.

For the fiscal years ended December 31, 2022 and 2021, we had total revenue of approximately $130,789,405 and $134,034,331, respectively, representing a decrease by approximately 2.42%. Revenue derived from sales of cured meat products accounted for approximately 67.58% and approximately 71.26% of the total revenue for those fiscal years, respectively. Revenue derived from sales of snack products accounted for approximately 27.45% and approximately 25.69% of the total revenue for those fiscal years, respectively. Revenue derived from sales of frozen meat products accounted for approximately 4.96% and approximately 3.06% of the total revenue for those fiscal years, respectively.

Key Factors Affecting our Results of Operations

Our business and results of operations are affected by a number of general factors that impact our industry, including, among others, economic, political and social conditions in mainland China, any increase in customer demand for our products, raw material costs, and the competitive environment. Unfavorable changes in any of these general factors could adversely affect demand for our products and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Our Ability to Increase Awareness of our Brands and Develop Customer Loyalty

We, through the operating subsidiaries, have a long-standing track record in China’s meat processing market and have established brand recognition under the “Wing Yip” (“荣业”) brand. Our brands are integral to our sales and marketing efforts. We believe that maintaining and enhancing our brand name recognition in a cost-effective manner is critical to elevating acceptance of our current and future products and increasing our customer base. Successful promotion of our brand names will depend largely on our marketing efforts and ability to provide reliable and quality products at competitive prices. Brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses we may incur in marketing activities. If we fail to successfully promote and maintain our brands, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract new customers or retain our existing customers, in which case, our business, operating results and financial condition could be materially adversely affected.

Our Ability to Attract Additional Dealers and Expand our Dealer Network

We, through the operating subsidiaries, sell our products through a network of distributors, many of whom also sell products of our competitors. Our business is therefore affected by our ability to establish new relationships with potential distributors and maintain relationships with existing distributors. The geographic coverage of our distributors and their individual business conditions can affect the ability of our distributors to sell our products to end customers. There may be consolidation and changes in the distribution landscape over time which could affect the performance of our existing distributors. Thus, if we are unable to maintain business relationship with our existing distributors or recruit more reputable and qualified distributors, our results of operations may be adversely and materially impacted. If we are unable to renew our contracts with our largest distributor or re-negotiate an agreement under the same or more advantageous terms, our sales and results of operations could be adversely affected. If our marketing efforts fail to elevate acceptance of our products among distributors, we may find it difficult to maintain the existing level of sales or to increase such sales.

Fluctuations in Ingredient Materials, Supplies and Prices

Supplies and prices of the various ingredient materials that are used to prepare the operating subsidiaries’ meat products (including pork, chicken and duck) can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics, and economics factors, and such prices may fluctuate. An increase in pricing of any ingredient that is used in the operating subsidiaries’ meat products could result in an increase in costs from their suppliers, and the operating subsidiaries may not be able to increase prices to cover increased costs which would have an adverse effect on their operating results and profitability.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic has caused volatility in the global economy and resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. However, as a whole, our business and operations have not been affected by the pandemic-related lockdowns in China during the COVID-19 pandemic. As food is a key staple commodity, and our products have a relatively long shelf life and are easily stored because of vacuum packaging, demands for our products, including cured meat products, snack products and frozen meat products, remained strong in China during the COVID-19 pandemic, and we have not experienced a decline in consumer demand for our products in China. In addition, our operating subsidiaries employ multiple sales channels, with the channels of supermarkets and online sales experiencing growth during the COVID-19 pandemic.

The impact of the COVID-19 pandemic on our business going forward will depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, a repeat of the spike in the number of COVID-19 cases, the geographies impacted, the impact of the pandemic on economic activity and the nature and severity of measures adopted by governments, including restrictions on travel, mandates to avoid large gatherings and orders to self-quarantine or shelter in place. The COVID-19 pandemic has also led to sharp reductions in global growth rates and the ultimate impact on the global economy remains uncertain. Accordingly, the COVID-19 pandemic may have significant negative impacts in the medium and long term, including on our business, financial condition, results of operations, cash flows and prospects.

Key Components of Results of Operations for the Six Months Ended June 30, 2023 and 2022

	For the six months ended June 30,		Change
	2023	2022	Amount	%
Net revenues	$65,956,754	$65,545,821	$410,933	0.63
Cost of revenues	(43,972,954)	(41,407,438)	(2,565,516)	6.20
Gross profit	21,983,800	24,138,383	(2,154,583)	(8.93)
Operating expenses:
Selling expenses	(7,310,304)	(9,102,069)	1,791,765	(19.69)
General and administrative expenses	(2,090,898)	(1,835,115)	(255,783)	13.94
Research and development expenses	(1,580,331)	(2,048,254)	467,923	(22.84)
Total operating expenses	(10,981,533)	(12,985,438)	2,003,905	(15.43)
Income from operations	11,002,267	11,152,945	(150,678)	(1.35)
Other income (expenses):
Interest income	91,935	120,470	(28,535)	(23.69)
Interest expense	(448,863)	(318,359)	(130,504)	40.99
Other income, net	16,083	45,823	(29,740)	(64.90)
Other expense, net	(2,090,386)	(1,769,637)	(320,749)	18.13
Exchange loss	(36,805)	(29,107)	(7,698)	26.45
Total other expense	(2,468,036)	(1,950,810)	(517,226)	26.51
Income before income tax	8,534,231	9,202,135	(667,904)	(7.26)
Income tax expense	(2,313,015)	(2,341,147)	28,132	(1.20)
Net income	$6,221,216	$6,860,988	$(639,772)	(9.32)

Net Revenues

Our revenue is reported net of all value added taxes (“VAT”). We derived revenue primarily from sales of cured meat products, snack products and frozen meat products.

The following table sets forth the breakdown of our revenues by category for the periods indicated.

	For the six months ended June 30,
	2023		2022		Changes
	Amount	%	Amount	%	Amount	%
Revenues:
Cured Meat Products
– Cured Pork Sausages	$27,122,681	41.12	$26,235,081	40.03	$887,600	3.38
– Cured Pork Meat	10,266,021	15.57	10,397,207	15.86	(131,186)	(1.26)
– Other Cured Meat Products	6,982,580	10.59	7,513,457	11.46	(530,877)	(7.07)
Snack Products	18,226,948	27.63	18,360,284	28.01	(133,336)	(0.73)
Frozen Meat Products	3,358,524	5.09	3,039,792	4.64	318,732	10.49
Total revenues	$65,956,754	100.00	$65,545,821	100.00	$410,933	0.63

Compared with net revenue for the six months ended June 30, 2022, our net revenue increased by $0.41 million, or 0.63%, for the six months ended June 30, 2023, which was primarily attributable to a $0.23 million increase in sales of cured meat products and a $0.32 million increase in sales of frozen meat products, partially offset by a $0.13 million decrease in sales of snack products mainly due to a the decrease in currency exchange rates of $0.82 million.

Cost of Revenues

Our cost of revenue consists primarily of (i) cost of materials purchased from suppliers, (ii) sales taxes and additional taxes, (iii) depreciation expenses of the equipment, and (iv) amortization of land use rights.

Our cost of revenue increased by 6.20% from $41.41 million for the six months ended June 30, 2022 to $43.97 million for the six months ended June 30, 2023, which was primarily attributable to an increase in sales volume resulting in an increase of costs accordingly, an increase of raw material of pork prices, and the increased depreciation expenses of equipment.

Gross profit and gross profit margin

Gross profit represents our revenue less cost of revenues. Our gross profit margin represents our gross profit as a percentage of our revenue. For the six months ended June 30, 2023 and 2022, our gross profit was $21.98 million and $24.14 million, respectively, and our gross profit margin was 33.33% and 36.83%, respectively.

The following table sets forth our gross profit and gross profit margin by sales category for the periods indicated.

	For the six months ended June 30,
	2023		2022		Changes
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Gross profit
	Amount	%	Amount	%	Amount	%
Cured Meat Products
– Cured Pork Sausages	$8,203,016	30.24	$9,182,632	35.00	$(979,616)	(10.67)
– Cured Pork Meat	3,891,332	37.90	4,555,664	43.82	(664,332)	(14.58)
– Other Cured Meat Products	2,096,033	30.02	2,614,644	34.80	(518,611)	(19.83)
Snack Products	6,362,651	34.91	6,542,849	35.64	(180,198)	(2.75)
Frozen Meat Products	1,430,768	42.60	1,242,594	40.88	188,174	15.14
Total	$21,983,800	33.33	$24,138,383	36.83	$(2,154,583)	(8.93)

Compared with gross profit for the six months ended June 30, 2022, our gross profit decreased by $2.15 million, or 8.93%, for the six months ended June 30, 2023, and the gross profit margin decreased from 36.83% to 33.33%, mainly due to a $2.16 million decrease in gross profit for sales of cured meat products, a $0.18 million decrease in gross profit for sales of snack products, and partially offset by a $0.19 million increase in gross profit for sales of frozen meat products. Our gross profit and gross profit margin are primarily affected by sales price we charged to our customers and our cost of revenues.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,
	2023		2022		Changes
	Amount	% of revenues	Amount	% of revenues	Amount	%
Selling expenses	7,310,304	11.08	9,102,069	13.89	(1,791,765)	(19.69)
General and administrative expenses	2,090,898	3.17	1,835,115	2.80	255,783	13.94
Research and development expenses	1,580,331	2.40	2,048,254	3.12	(467,923)	(22.84)
Total operating expenses	$10,981,533	16.65	$12,985,438	19.81	$(2,003,905)	(15.43)

Selling expenses

Selling expenses mainly include (i) advertising costs, (ii) salaries and commissions of sales and marketing staff, (iii) transportation fees and delivery fees for e-commerce platforms, (iv) space occupancy expenses, such as counters in supermarkets, and (v) service fees for e-commerce platforms such as Tiktok, JD.com, and Pinduoduo.

Our selling expenses decreased by 19.69% from $9.10 million for the six months ended June 30, 2022 to $7.31 million for the six months ended June 30, 2023, mainly attributable to the decrease in advertising costs of $1.56 million. Due to the resurgence of the COVID-19 pandemic in China at the end of 2022, we adopted a more targeted method of advertising and reduced the expenses in community advertising in the six months ended June 30, 2023.

General and administrative expenses

General and administrative expenses mainly consist of (i) salaries, welfare and insurance expenses for our administrative personnel, (ii) depreciations and amortizations, (iii) lease expenses relating to leased properties used for administrative and factory purposes, (iv) entertainment expenses are used for business operation, and (v) others, which primarily include traveling, office expenses, and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses increased by 13.94% from $1.84 million for the six months ended June 30, 2022 to $2.09 million for the six months ended June 30, 2023, which was primarily attributable to the $0.26 million office relocation expense incurred in the six months ended June 30, 2023.

Research and development expenses

Our research and development expenses primarily comprise costs of materials used for experiments, employee salary and welfare expenses, and depreciation expenses related to research and development activities.

Our research and develop expenses decreased by 22.84%, from $2.05 million for the six months ended June 30, 2022 to $1.58 million for the six months ended June 30, 2023, which was primarily attributable to a decreased investment in research and corresponding material consumption used for experiments, as we mainly focused on the research and development of prepared dishes from the second half year of 2022, before focusing on the research and development of frozen food. The research and development of prepared dishes consumes fewer raw materials.

Other income (expenses)

Other income (expenses) primarily consists of (i) government subsidies provided as incentives from mainland China local government to encourage the expansion of local business; (ii) interest income on bank deposits, interest expense on short-term bank borrowings, interest expense on lease liabilities, which is non-cash and calculated as the difference between lease payments and the net present value of the lease payment over the entire term of the lease; (iii) foreign exchange gains or losses; and (iv) loss on disposal of fixed assets.

Our total other expense increased from $1.95 million for the six months ended June 30, 2022 to $2.47 million for the six months ended June 30, 2023, primarily due to the completion of the new office building and disposal of the old office building.

Income tax expenses

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Mainland China

Generally, our subsidiaries that are considered mainland China resident enterprises under mainland China tax laws are subject to enterprise income tax on their worldwide taxable income as determined under mainland China tax laws and accounting standards at a rate of 25%.

In accordance with the implementation rules of the EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity may re-apply for the HNTE certificate when the prior certificate expires. Our subsidiary, Wing Yip GD, qualified as a HNTE in 2019. Therefore, Wing Yip GD was eligible to enjoy a preferential tax rate of 15% for the years 2019, 2020, and 2021, to the extent it had taxable income under the EIT Law. For fiscal year 2022 and for the six months ended June 30, 2023, Wing Yip GD’s income tax rate was 25%, as it did not re-apply for the HNTE certificate by the end of December 2022, and cannot enjoy such tax incentives starting in 2022. Wing Yip GD re-applied for the HNTE certificate in September 2023. As of the date of this prospectus, such application is still under review by relevant government authority.

Our income tax expense decreased from $2.34 million for the six months ended June 30, 2022 to $2.31 million for the six months ended June 30, 2023.

Net income

As a result of the foregoing, our net income decreased by 9.32%, from net income of $6.86 million for the six months ended June 30, 2022 to $6.22 million for the six months ended June 30, 2023.

Key Components of Results of Operations for the Years Ended December 31, 2022 and 2021

The following table sets forth a summary of our consolidated results of operations for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any year are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,		Change
	2022	2021	Amount	%
Net revenues	$130,789,405	$134,034,331	$(3,244,926)	(2.42)
Cost of revenues	(86,444,589)	(84,680,825)	(1,763,764)	2.08
Gross profit	44,344,816	49,353,506	(5,008,690)	(10.15)
Operating expenses:
Selling expenses	(19,691,729)	(20,017,457)	325,728	(1.63)
General and administrative expenses	(4,006,282)	(5,093,177)	1,086,895	(21.34)
Research and development expenses	(4,105,172)	(5,008,535)	903,363	(18.04)
Total operating expenses	(27,803,183)	(30,119,169)	2,315,986	(7.69)
Income from operations	16,541,633	19,234,337	(2,692,704)	(14.00)
Other income (expenses):
Interest income	244,416	230,647	13,769	5.97
Interest expense	(83,516)	(105,702)	22,186	(20.99)
Other income, net	122,240	728,689	(606,449)	(83.22)
Other expense, net	(1,762,251)	(257,929)	(1,504,322)	583.23
Exchange loss	(55,654)	(3,783)	(51,871)	1,371.16
Total other income/(expense), net	(1,534,765)	591,922	(2,126,687)	(359.29)
Income before income tax	15,006,868	19,826,259	(4,819,391)	(24.31)
Income tax expense	(3,812,884)	(3,259,300)	(553,584)	16.98
Net income	$11,193,984	$16,566,959	$(5,372,975)	(32.43)

Net Revenues

Our revenue is reported net of all VAT. We derived revenue primarily from sales of cured meat products, snack products and frozen meat products.

The following table sets forth the breakdown of our revenues by category for the periods indicated.

	For the years ended December 31,
	2022		2021		Changes
	Amount	%	Amount	%	Amount	%
Cured Meat Products
– Cured Pork Sausages	$53,437,430	40.86	$56,293,508	42.00	$(2,856,078)	(5.07)
– Cured Pork Meat	19,151,374	14.64	23,224,277	17.33	(4,072,903)	(17.54)
– Other Cured Meat Products	15,804,689	12.08	15,987,618	11.93	(182,928)	(1.14)
Snack Products	35,906,342	27.45	34,429,856	25.69	1,476,486	4.29
Frozen Meat Products	6,489,570	4.96	4,099,072	3.06	2,390,498	58.32
Total revenues	$130,789,405	100.00	$134,034,331	100.00	$(3,244,926)	(2.42)

Compared with net revenue for the fiscal year ended December 31, 2021, our net revenue decreased by $3.24 million, or 2.42%, for the fiscal year ended December 31, 2022, which was primarily attributable to a $7.10 million decrease in sales of cured meat products, a $1.48 million increase in sales of snack products, and a $2.39 million increase in sales of frozen meat products, mainly due to increased promotion of snack products and frozen meat products by direct stores and e-commerce, while the demand for traditional cured meat products has declined.

Cost of Revenues

Our cost of revenue consists primarily of (i) cost of materials purchased from suppliers, (ii) sales taxes and additional taxes, and (iii) depreciation expenses of the equipment.

Our cost of revenue increased by 2.08% from $84.68 million for the fiscal year ended December 31, 2021 to $86.44 million for the year ended December 31, 2022, which was primarily attributable to an increase of sales volume resulting in an increase of costs accordingly.

Gross profit and gross profit margin

Gross profit represents our revenue less cost of revenues. Our gross profit margin represents our gross profit as a percentage of our revenue. For the fiscal years ended December 31, 2022 and 2021, our gross profit was $44.34 million and $49.35 million, respectively, and our gross profit margins were 33.91% and 36.82%, respectively.

The following table sets forth our gross profit and gross profit margin by sales category for the periods indicated.

	For the fiscal years ended December 31,
	2022		2021		Changes
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Gross profit
	Amount	%	Amount	%	Amount	%
Cured Meat Products
– Cured Pork Sausages	$16,552,813	30.98	$17,450,868	31.00	$(898,056)	(5.15)
– Cured Pork Meat	7,734,442	40.39	9,986,289	43.00	(2,251,847)	(22.55)
– Other Cured Meat Products	4,894,814	30.97	6,186,530	38.70	(1,291,716)	(20.88)
Snack Products	12,517,944	34.86	13,962,130	40.55	(1,444,186)	(10.34)
Frozen Meat Products	2,644,803	40.75	1,767,689	43.12	877,114	49.62
Total	$44,344,816	33.91	$49,353,506	36.82	$(5,008,690)	(10.15)

Compared with gross profit for the fiscal year ended December 31, 2021, our gross profit decreased by $5.01 million, or 10.15%, for the fiscal year ended December 31, 2022, and the gross profit margin decreased from 36.82% to 33.91%, mainly due to a $4.44 million decrease in gross profit for sales of cured meat products, a $1.44 million decrease in gross profit for sales of snack products, and a $0.88 million increase in gross profit for sales of frozen meat products. Our gross profit and gross profit margin are primarily affected by sales price we charged to our customers and our cost of revenues.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended December 31, 2022 and 2021.

	For the fiscal year ended December 31,
	2022		2021		Changes
	Amount	% of revenues	Amount	% of revenues	Amount	%
Selling expenses	19,691,729	15.06	20,017,457	14.93	(325,728)	(1.63)
General and administrative expenses	4,006,282	3.06	5,093,177	3.80	(1,086,895)	(21.34)
Research and development expenses	4,105,172	3.14	5,008,535	3.74	(903,363)	(18.04)
Total operating expenses	$27,803,183	21.26	$30,119,169	22.47	$(2,315,986)	(7.69)

Selling expenses

Selling expenses mainly include (i) advertising costs, (ii) salaries and commissions of sales and marketing staff, (iii) transportation fees and delivery fees for e-commerce platforms, (iv) space occupancy expenses, such as counters in supermarkets, and (v) service fees for e-commerce platforms such as Tiktok, JD.com, and Pinduoduo.

Our selling expenses decreased by 1.63%, from $20.02 million for the fiscal year ended December 31, 2021 to $19.69 million for the year ended December 31, 2022. The decrease was mainly due to (i) a decrease in currency exchange rates of $0.85 million; and (ii) an increase in advertising costs of $0.51 million.

General and administrative expenses

General and administrative expenses mainly consist of (i) salaries, welfare and insurance expenses for our administrative personnel; (ii) depreciations and amortizations; (iii) lease expenses relating to leased properties used for administrative and factory purposes; (iv) entertainment expenses used for business operation; and (v) others, which primarily include traveling, office expenses, and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses decreased by 21.34%, from $5.09 million for the fiscal year ended December 31, 2021 to $4.01 million for the fiscal year ended December 31, 2022, which was primarily attributable to (i) a decrease in currency exchange rates of $0.17 million; (ii) a decrease of professional service fees relating to our planned public listing in Hong Kong in 2021 of $1.22 million; and (iii) an increase of depreciation expenses of $0.40 million due to an increase in our fixed assets.

Research and development expenses

Our research and development expenses primarily comprise costs of materials used for experiments, employee salary and welfare expenses, and depreciation expenses related to research and development activities.

Our research and development expenses decreased by 18.04%, from $5.01 million for the year ended December 31, 2021 to $4.11 million for the year ended December 31, 2022, which was primarily attributable to a decreased investment in research and corresponding material consumption used for experiments, as we mainly focused on the research and development of frozen food in 2021 and focus on prepared dishes in 2022.The research and development of prepared dishes consumes less raw materials.

Other income (expenses)

Other income (expenses) primarily consists of (i) government subsidies provided as incentives from mainland China local government to encourage the expansion of local business; (ii) interest income on bank deposits, interest expense on short-term bank borrowings, interest expense on lease liabilities, which is non-cash and calculated as the difference between lease payments and the net present value of the lease payment over the entire term of the lease; (iii) foreign exchange gains or losses; and (iv) loss on disposal of fixed assets.

Our total other expenses increased from $0.59 million for the fiscal year ended December 31, 2021 to $1.53 million of other income for the year ended December 31, 2022, primarily due to the completion of the new office building and disposal of the old office building of $1.66 million.

Income tax expenses

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Mainland China

Generally, subsidiaries that are considered mainland China resident enterprises under mainland China tax laws are subject to enterprise income tax on their worldwide taxable income as determined under mainland China tax laws and accounting standards at a rate of 25%.

In accordance with the implementation rules of the EIT Law, a qualified HNTE is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity may re-apply for the HNTE certificate when the prior certificate expires. Our subsidiary, Wing Yip GD, was qualified as a HNTE in 2019. Therefore, Wing Yip GD was eligible to enjoy a preferential tax rate of 15% for years 2019, 2020, and 2021, to the extent it had taxable income under the EIT Law. For fiscal year 2022 and for the six months ended June 30, 2023, Wing Yip GD’s income tax rate was 25%, as it did not re-apply for the HNTE certificate by the end of December 2022, and cannot enjoy such tax incentives starting in 2022. Wing Yip GD re-applied for the HNTE certificate in September 2023. As of the date of this prospectus, such application is still under review by relevant government authority.

Our income tax expense increased from $3.26 million for the fiscal year ended December 31, 2021 to $3.81 million for the year ended December 31, 2022, mainly due to the income tax rate was 25% of Wing Yip GD in 2022 and was not eligible to enjoy a preferential tax rate of 15%.

Net income

As a result of the foregoing, our net income decreased by 32.43%, from net income of $16.57 million for the fiscal year ended December 31, 2021 to $11.19 million for the fiscal year ended December 31, 2022.

Liquidity and Capital Resources

As of June 30, 2023, we had $78.35 million in cash, compared to $83.83 million as of June 30, 2022. We had $67.39 million in cash as of December 31, 2022, compared to $76.76 million as of December 31, 2021. Our cash primarily consists of cash in bank. Our principal source of cash came from our operations and bank loans. Most of our cash resources were used to pay for the procurement of raw materials, purchase of equipment and property, payroll and operating expenses. Currently, we are working to improve our liquidity and capital sources primarily through cash flows from operations, debt financing, and financial support from the principal shareholder or external investors. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that could restrict our operations. There can be no assurances that we will be able to raise additional capital. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, financial condition, and cash flows would be adversely affected.

Indebtedness.    As of June 30, 2023, we have loans of $20.43 million. Beside these loans, we did not have any debts, finance leases or purchase commitments, guarantees or other material contingent liabilities.

Off-Balance Sheet Arrangements.    We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk or credit support to or engages in hedging or research and development services with us.

Capital Resources.    The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew commercial bank loans, as well as proceeds from equity and debt financing, to ensure our future growth and expansion plans.

Working Capital.    Total working capital as of June 30, 2023 amounted to $78.09 million, compared to $70.04 million as of June 30, 2022. Total working capital as of December 31, 2022 amounted to $67.22 million, compared to $64.82 million as of December 31, 2021.

Capital Needs.    Our capital needs include our daily working capital needs and capital needs to finance the expansion of our business. Our management believes that income generated from our current operations can satisfy our daily working capital needs over the next 12 months. We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary.

Cash Flows

For the Six Months Ended June 30, 2023 and 2022

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30,
	2023	2022
Net cash provided by operating activities	$10,702,270	$10,374,349
Net cash used in investing activities	(4,007)	(4,226,469)
Net cash provided by financing activities	3,880,330	1,266,595
Effect of exchange rate changes on cash held in foreign currencies	(3,621,001)	(345,563)
Net increase in cash	10,957,592	7,068,912
Cash at beginning of the year	67,393,694	76,764,388
Cash at end of the year	$78,351,286	$83,833,300

Operating activities

For the six months ended June 30, 2023, our net cash provided by operating activities was $10.70 million, which was primarily attributable to (i) depreciation and disposal loss of property and equipment of $2.25 million and $2.05 million; (ii) an increase in inventories of $1.76 million; (iii) a decrease in prepaid expenses and other current assets of $2.93 million; and (iv) an increase in accounts receivable of $2.72 million.

For the six months ended June 30, 2022, our net cash provided by operating activities was $10.37 million, which was primarily attributable to (i) disposal of property and equipment of $1.74 million; (ii) a decrease in prepaid expenses and other current assets of $1.40 million; (iii) a decrease in accounts payable of $5.96 million; and (iv) a decrease in accounts receivable of $2.37 million; and (v) a decrease in inventories of $3.08 million.

Investing activities

For the six months ended June 30, 2023 and 2022, our net cash used in investing activities was $4 thousand and $4.23 million, respectively, which was attributable to the purchase of property and equipment.

Financing activities

For the six months ended June 30, 2023, our net cash provided by financing activities was $3.88 million, which was attributable to the proceeds received from short-term loans which amount to $1.10 million and the proceeds received from long-term loans which amount to $4.14 million, as offset by repayment of long-term loans in the amount of $1.31 million and the deferred offering cost which amount to $50 thousand.

For the six months ended June 30, 2022, our net cash provided by financing activities was $1.27 million, which was attributable to the proceeds received from short-term loans which amount to $6.99 million, as offset by repayment of short-term loans in the amount of $0.04 million and repayment of long-term loans in the amount of $5.69 million.

For the Fiscal Years Ended December 31, 2022 and 2021

The following table sets forth a summary of our cash flows for the periods indicated:

	For the fiscal years ended December 31,
	2022	2021
Net cash provided by operating activities	$8,922,859	$23,973,434
Net cash used in investing activities	(18,056,679)	(27,603,373)
Net cash provided by financing activities	5,833,358	3,151,843
Effect of exchange rate changes on cash held in foreign currencies	(6,070,232)	2,015,087
Net (decrease) increase in cash	(9,370,694)	1,536,991
Cash at beginning of the year	76,764,388	75,227,397
Cash at end of the year	$67,393,694	$76,764,388

Operating activities

For the year fiscal ended December 31, 2022, our net cash provided by operating activities was $8.92 million, which was primarily attributable to (i) depreciation and disposal loss of property and equipment of $1.35 million and $1.67 million; (ii) an increase in inventories of $1.81 million; (iii) a decrease in accounts payable of $6.04 million; and (iv) a decrease in accounts receivable of $2.23 million.

For the fiscal year ended December 31, 2021, our net cash provided by operating activities was $23.97 million, which was primarily attributable to (i) depreciation of property and equipment of $2.93 million; (ii) an increase in prepaid expenses and other current assets of $1.31 million; (iii) an increase in accounts payable of $3.36 million; and (iv) a decrease in accounts receivable of $1.55 million.

Investing activities

For the fiscal year ended December 31, 2022, our net cash used in investing activities was $18.06 million, which was primarily attributable to the purchase of property and equipment of $18.01 million.

For the fiscal year ended December 31, 2021, our net cash used in investing activities was $27.60 million, which was primarily attributable to the purchase of property and equipment of $27.55 million.

Financing activities

For the fiscal year ended December 31, 2022, our net cash provided by financing activities was $5.83 million, which was attributable to the proceeds received from short-term loans which amount to $9.96 million and the proceeds received from long-term loans which amount to $11.60 million, as offset by repayment of short-term loans in the aggregate principal amount of $15.73 million.

For the fiscal year ended December 31, 2021, our net cash provided by financing activities was $3.15 million, which attributable to the proceeds received from short-term loans amount to $11.81 million and the proceeds received from long-term loans amount to $1.37 million, as offset by repayment of short-term loans of $8.63 million and repayment of long-term loans of $0.95 million.

Contractual obligation

The following table sets forth our contractual obligations as of June 30, 2023:

Contractual obligations	Total	Less than 1 year	1 to 2 years	3 to 5 years
Short-term bank loans(1)	$3,723,470	$3,723,470	—	—
Long-term loans due within one year(1)	744,694	744,694	—	—
Long-term loan(1)	15,961,422	—	—	15,961,422
Operating lease obligations(2)	282,156	39,335	37,313	205,508
Total	$20,711,742	$4,507,499	$37,313	$16,166,930

____________

(1)      As of June 30, 2023, we had outstanding loans of $20.43 million (see Note 11 of the notes to consolidated financial statements for details).

(2)      As of June 30, 2023, we had operating lease commitment of $0.28 million (see Note 9 of the notes to consolidated financial statements for details).

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2023.

The following table sets forth our contractual obligations as of December 31, 2022:

Contractual obligations	Total	Less than 1 year	1 to 2 years	3 to 5 years
Short-term bank loans(1)	$3,914,632	$3,914,632	—	—
Long-term loans due within one year(1)	434,959	434,959	—	—
Long-term loan(1)	12,741,800	—	—	12,741,800
Operating lease obligations(2)	436,921	132,633	49,001	255,287
Total	$17,528,312	$4,482,224	$49,001	$12,997,087

____________

(1)      As of December 31, 2022, we had outstanding loans of $17.09 million (see Note 11 of the notes to consolidated financial statements for details).

(2)      As of December 31, 2022, we had operating lease commitment of $0.4 million (see Note 9 of the notes to consolidated financial statements for details).

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022.

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2023 and December 31, 2022.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for our business.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and land use right, the recoverability of long-lived assets, and realization of deferred tax assets. Actual results could differ from those estimates.

Accounts receivable, net

Accounts receivable represent the amounts that we have an unconditional right to consideration, which are stated at the historical carrying amount net of allowance for doubtful accounts.

We maintain an allowance for doubtful accounts, which reflects our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts taking into consideration various factors, including, but not limited to, historical collection experience and credit-worthiness of the debtors, as well as the age of the individual receivables balance. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. Our allowance for uncollectible balances as of June 30, 2023, and as of the fiscal years ended December 31, 2022 and 2021 are disclosed in Note 2 of our accompanying consolidation financial statements.

Inventories

Inventories, primarily consisting of raw materials, finished goods, goods shipped in transit and working in process, is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using first-in-first-out method. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

Revenue recognition

We adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the consolidated financial statements for the years ended December 31, 2022 and 2021 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, we perform the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that we collect concurrent with revenue-producing activities is excluded from revenue.

We follow the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with us acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the good or service transferred. Revenue recorded with us acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The principal versus agent evaluation is a matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether we control the good or service before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the six months ended June 30, 2023, and the fiscal years ended December 31, 2022 and 2021, there was no revenue recognized on a net basis where we are acting as an agent.

For the six months ended June 30, 2023, and the fiscal years ended December 31, 2022 and 2021, our revenues were primarily derived from (i) sales of products through offline, including sales of cured meat products, snack products and frozen meat products to distributors, and sales of cured meat products and snack products in stores, and (ii) sales of cured meat products and snack products primarily through online platform such as Tiktok, JD.com, and Pinduoduo.

Revenue from sales of products through offline

We generate revenue from the sale of cured meat products, snack products and frozen meat products to customers. We enter into contracts with customers as a principal. The contracts contain one single performance obligation with standard quality guarantee, which is transferring the products or accessories to their customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. Usually, we offer a credit term within 30-90 days for business customers. We recognize revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been accepted and received by customers. In the normal course of business, our products are sold with no right of return unless the item is defective.

Revenue from sales of products through online platforms

In accordance with ASC 606, the Group, as a principal, obtains control of specified goods or services before they are transferred to the customers, fulfils the promise to provide the specified products to customer, bears the risk of loss due to factors including physical damage, obsolescence, expired, etc. either before the specified products has been sold to the customers or upon return and, and determines the selling price for each product at its sole discretion. Therefore, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified products transferred.

The Group recognizes the revenue net of discounts and return allowances when the products are delivered, and the title is passed to customers. For sale of products through the online platform, we estimate the possibility of return based on the historical experience. As of June 30, 2023, and as of December 31, 2022 and 2021, liabilities for return allowance were not material to the consolidated financial statements.

Disaggregation of Revenues

We disaggregate our revenue from contracts by product types, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. Our disaggregation of revenue for the six months ended June 30, 2023 and for the fiscal years ended December 31, 2022 and 2021 are disclosed in Note 2 of the accompanying consolidation financial statements.

INDUSTRY

All the information and data presented in this section have been derived from the Frost & Sullivan Limited (Frost & Sullivan) industry report commissioned by us in October 2023 (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF PRESERVED AND CURED MEAT PRODUCT MARKET IN MAINLAND CHINA

Definition and Classification of Preserved and Cured Meat Products

Preserved and cured meat products (腌腊味制品) are non-instant meat products made using fresh or frozen meat of livestock, with or without auxiliary materials such as salt, sugar, liquor and other seasonings added and by processing with techniques such as preserving, drying (or sun- or air-drying) and smoking. According to Ministry of Agriculture of the PRC, preserved and cured meat products include cured meat (including cured sausage), ham, non-instant sausage and slated meat.

Cured meat products can be classified in terms of the main ingredient used, which mainly include cured sausage (腊肠), cured meat (腊肉), cured poultry (腊禽), and cured fish (腊鱼). In terms of flavor, cured meat products can be principally classified into Cantonese-style (aroma flavor), Sichuan-style (hot and numbing flavor), Hunan-style (spicy and smoky flavor), Zhejiang-style (delicate flavor) cured meat products, etc.

Value Chain of the Preserved and Cured Meat Product Industry in Mainland China

The value chain of the preserved and cured meat product market in mainland China includes upstream raw material suppliers, midstream preserved and cured meat products manufacturing, processing and distribution, and downstream customers. In the preserved and cured meat product market, the use of distributors and sub-distributors is a common practice in order to reach broader consumer base.

Value Chain of Preserved and Cured Meat Product Industry (Mainland China)

Source: Frost & Sullivan

Market Size and Growth of the Preserved and Cured Meat Product Industry in Mainland China

According to Frost & Sullivan, the preserved and cured meat product market in mainland China experienced stable development from 2018 to 2022, with its total retail sales value increasing from RMB36.8 billion to RMB52.9 billion, representing a CAGR of 9.5%. In the future, with the increasing price and customer base, the retail sales value of the preserved and cured meat product market is expected to reach RMB73.9 billion in 2027.

The retail sales value of the cured meat product market, which is a component of the preserved and cured meat product market, accounted for 18.5% of the total preserved and cured meat product market in 2022. Furthermore, within the preserved and cured meat product market, the CAGR of the cured meat product segment was the highest from 2018 to 2022. Cured meat products, with their diverse applications in various dining options and cooking methods, are projected to maintain a CAGR of 8.5% from 2022 to 2027, as indicated by Frost & Sullivan. This is attributed to the growing consumer demand for flavorful cuisine. Cantonese-style cured meat products account for the major part of the cured meat product market in mainland China, with more than 50% market share in terms of retail sales value in 2022. According to Frost & Sullivan, in the future, with the anticipated increase in per capita disposable income and purchasing power, coupled with the growing popularity of diversified snack meat products, the expanding catering service market, and the growing popularity of Cantonese-style cuisine, such as cured meat claypot rice (腊味煲仔饭), the retail sales value of the cured meat product market is expected to reach RMB 14.7 billion by 2027.

Market Size of Preserved and Cured Meat Product Market (Mainland China), 2018-2027E

Source: Frost & Sullivan

Market Drivers of the Preserved and Cured Meat Product Industry in Mainland China

According to Frost & Sullivan, the development of the preserved and cured meat product industry in China is primarily driven by the following factors:

•        Rising purchasing power and stable development of the catering service market:    As one of the integral food ingredients, preserved and cured meat products are usually used in Chinese cuisine and can be cooked both at home and in restaurants. Although impacted by the COVID-19 pandemic in 2020, the total revenue of the catering service market still increased from RMB4,271.6 billion in 2018 to RMB4,394.1 billion in 2022, with a CAGR of 0.7%. The stable development of the catering service market shows the sustained demand for dishes from consumers. Moreover, the increasing per capita disposable income has enhanced consumers’ purchasing power and promoted consumption upgrading, which drives the development of the preserved and cured meat product market in mainland China, according to Frost & Sullivan.

•        Rapid growth of online shopping:    According to Frost & Sullivan, except for traditional sales channels (KA channel, specialty channel, etc.), online channels are growing rapidly, benefiting from the development of e-commerce and the live-streaming market. Also, the popularity of mobile payments has made it a mainstream use for purchasers of food through e-commerce platforms and mobile live streaming platforms. Thanks to the rapid growth of online shopping, the preserved and cured meat product market in mainland China has experienced significant growth in recent years.

Raw Material Price of the Preserved and Cured Meat Product Industry in Mainland China

Pork is the main ingredient used in producing preserved and cured meat products and cured sausage accounts for the largest share among preserved and cured meat products. The price of pork is mainly determined by the price of pigs, which price is fluctuant because of the differences between supply and demand. In 2019, the average pork price rose rapidly in the face of a sharp decline in pig production due to African Swine Fever, as well as relatively stable downstream demand. In 2019, the average pork price reached RMB31.4 per kg. Entering 2020, the average pork price fluctuated at a high level, with the average price of RMB47.9 per kg. From January 2021 to December 2021, the average pork price declined from RMB51.4 per kg to RMB25.7 per kg, because of the sufficient supply of pigs, which has benefited downstream manufacturers. Starting in 2022, the monthly average pig price recovered and increased to RMB30.2 per kilogram in December 2022. According to Frost & Sullivan, it is anticipated that future demand for pigs will be sustained in the PRC and the pig supply will stabilize at a regular level, as the African Swine Fever’s impact diminishes, and it is further expected that the average market price of pork is predicted to show greater stability than in previous years.

Average Market Price of Pork (Mainland China), January 2018-December 2022

Source: Ministry of Agriculture

Market Trends of the Preserved and Cured Meat Product Industry in Mainland China

•        Food safety enhancement:    In recent years, the PRC government has issued a series of laws and regulations to strengthen food safety supervision and regulate the healthy development of the food industry in mainland China, covering raw material ingredients, food production and processing, distribution channels and other aspects. The preserved and cured meat product industry as a whole has the responsibility to accelerate the implementation of industry standards, by establishing stricter production and processing quality control standards, in order to improve product quality and safety.

•        Development of innovative and healthy products:    Amid the consumption upgrade, consumers have cultivated higher demands for preserved and cured meat products on various flavor and cooking methods. In addition to paying attention to innovation, consumers also attach higher importance to the quality of raw materials and the health degree of preserved and cured meat products. According to Frost & Sullivan, future preserved and cured meat products processors will be likely to offer innovative products with new flavors and packaging, and also reduce additives which are unhealthy.

•        Sustained brand construction:    Brand building is key to sustaining the growth of product sales and profit in the competitive preserved and cured meat product market, according to Frost & Sullivan. Many major preserved and cured meat product brands that are well-recognized in mainland China tend to invest capital and resources into brand construction and promotion in order to win the recognition of the new generation of consumers.

Entry Barriers of the Preserved and Cured Meat Product Industry in Mainland China

•        Capital investment:    Traditional preserved meat products manufacturers and processors need to establish or lease factories for producing products, which have a significantly high requirement on the company’s capital capability. Moreover, preserved and cured meat products manufacturers and processors need to introduce advanced facilities as well as high-quality talents to build strict and comprehensive quality control systems, so as to maintain high quality of products, meet the industry standards and realize sustainable development, according to Frost & Sullivan. Therefore, it is important for new entrants to have sufficient capital support to ensure manufacturing, processing, packaging, transportation, marketing and human resources etc. For businesses that aspire to successfully achieve sizable scales and expand their layout all over the country, abundant capital is essential, and thus the capital investment sets a high barrier for the preserved and cured meat product market in mainland China.

•        Sales and distribution network:    According to Frost & Sullivan, the sales and distribution channel is extremely crucial for the preserved and cured meat products manufacturers and processors, which decides nationwide business layout and profit. Generally, building up comprehensive distribution channels requires the development of a strong relationship with an experienced sales team and mature dealers, which takes a long time to accumulate. Moreover, the entry barriers of modern retail channels, such as hypermarkets and supermarkets, become higher due to increased cost and fierce competition. In addition, e-commerce is rapidly evolving into “New Retail”, which offers a new shopping experience at the cutting-edge of technology without boundaries — merging online and offline commerce. Traditional preserved meat products manufacturers and processors have to be more proactive in managing and expanding sales and distribution channels and increasing product penetration so as to make the shopping experience more convenient.

•        Brand awareness and recognition:    Attracting new consumers and increasing the repeat purchase rate are both important. High-quality products and word of mouth can not only bring more consumers, but also build up impressive brand images. On the other hand, food safety is of particular importance to both regulators and consumers in mainland China. Conversely, if a preserved and cured meat products manufacturer sells contaminated products to the public, the confidence of the consumers will be seriously affected, which will in turn adversely affect its brand awareness and reputation.

Competitive Landscape of the Cured Meat Product Industry in Mainland China

In 2022, there were approximately hundreds of cured meat product processors in mainland China. The cured meat product market in mainland China is highly concentrated, with the top five processors accounting for 36.7% of the market share in terms of retail sales value in 2022.

Our Group ranked second in terms of retail sales value of cured meat products, with a market share of 9.2% in 2022.

Top Five Cured Meat Product Processors in terms of Retail Sales Value (Mainland China), 2022

____________

Note:

1.      Our Group’s data is based on our audited financial information for fiscal year 2022.

2.      Company A is a private cured meat product processor, founded in 2009. It principally provides agricultural foods and cured meat products.

3.      Company B is a listed preserved and cured meat product processor, the shares of which are listed on the Shanghai Stock Exchange, and was founded in 1986. It mainly provides meat products.

4.      Company C is a listed cured meat product processor, the shares of which are listed on the Shanghai Stock Exchange, and was founded in 1935. It principally operates restaurants and provides Chinese traditional snacks and cured meat products.

5.      Company D is a private cured meat product processor, and was founded in 2006. It principally provides cured meat products.

Source: Frost & Sullivan

Competitive Landscape of Cantonese-style Cured Meat Product Industry

Cantonese-style cured meat products accounted for over half of the market share in terms of retail sales value of the cured meat product market in mainland China in 2022. The Cantonese-style cured meat product market is relatively concentrated, with the top five processors accounting for 55.4% of market share in terms of retail sales value in 2022. The Company ranked second in terms of retail sales value of Cantonese-style cured meat products, with a market share of 17.9% in 2022.

Ranking and Market Share of Cantonese-style Cured Meat Product Market (Mainland China), 2022

____________

Note: Our Group’s data is based on our audited financial information for fiscal year 2022.

Source: Frost & Sullivan

OVERVIEW OF THE SNACK MEAT PRODUCT MARKET IN MAINLAND CHINA

Definition and Classification of Snack Meat Products

Snack food refers to packaged food products that are usually consumed and eaten between meals, which mainly includes (i) crispy snack foods, (ii) confectioneries, chocolates and preserves, (iii) biscuits, (iv) bread, cakes and pastries, (v) roasted seeds and nuts, (vi) seasoned flour products, (vii) snack meat and aquatic products, (viii) vegetable snacks, (ix) dried tofu snacks, and (x) other snack food such as jelly, etc.

Snack meat products are portable meat snacks made from pork, beef, and poultry, including ready-to-eat sausage, meat slices, jerky, meat floss, etc. Given snack meat products have characteristics of high protein and are easy to preserve, they have become an emerging segment in the snack food market, according to Frost & Sullivan.

Instant chicken products, as a sub-category of snack meat products, are rich in protein and nutrition with low fat, which is good for consumers’ fitness needs. Some manufacturers focus on producing instant chicken products with low fat and low sodium, which is very popular among health-conscious people, according to Frost & Sullivan.

Market Size and Growth of the Snack Meat Product Industry in Mainland China

In line with the growing consumption power of Chinese consumers, the retail sales value of the snack food market in mainland China increased from RMB714.7 billion in 2018 to RMB843.7 billion in 2022, representing a CAGR of 4.2%.

Impacted by the spread of COVID-19 pandemic in the first quarter of 2020, the growth rate slowed down in 2020 to 1.9%. However, the market recovered by the end of 2020, due to the strict control and prevention measures implemented by the Chinese government. The retail sales value of the snack food market is expected to increase at a CAGR of 7.6% from 2022 to 2027.

Market Size of Snack Food Market (Mainland China), 2018-2027E

Source: Frost & Sullivan

Given snack meat products are easy to preserve and adapt to various consumption scenarios (such as travel, outdoor activities, fitness, etc.), they have been popular among consumers over the past few years, according to Frost & Sullivan. The retail sales value of the snack meat product market increased from RMB55.3 billion in 2018 to RMB68.5 billion in 2022, representing a CAGR of 5.5%. In 2022, this segment accounted for approximately 8.1% of the total snack food market in 2022.

Frost & Sullivan projects that, the growing popularity of snack meat products, and food innovation and upgrading, the retail sales value of the snack meat product market is expected to grow at a CAGR of 8.3% from 2022 to 2027, reaching RMB101.9 billion in 2027.

Market Size of Snack Meat Product Market (Mainland China), 2018-2027E

Source: Frost & Sullivan

Market Drivers of the Snack Meat Product Industry in Mainland China

The development of the snack meat product industry in mainland China is primarily driven by the following factors:

•        The increase in population and per capita annual disposable income:    From 2018 to 2022, the total population in mainland China increased from 1,395.4 million to 1,411.8 million, with a CAGR of 0.3%. Per capita annual disposable income also experienced a rapid increase over 2018 to 2022. The per capita annual disposable income is expected to increase at a CAGR of approximately 6.3% from 2022 to 2027, reaching RMB50,141 in 2027. The increase in population and disposable income are expected to increase the consumption capacity of residents, and further drive the rapid growth of the snack meat product and instant chicken snack product industry, according to Frost & Sullivan.

•        The expansion of consumption scenarios and consumer premiumization:    Snack meat products and instant chicken snack products are expected to fulfill needs under different consumption scenarios, such as traveling, outdoor activities, fitness, etc. Furthermore, according to Frost & Sullivan, the evolution in consumer preferences towards upgraded consumption encourages individuals to seek foods that are of better quality and taste and of higher grade and greater attractiveness. Such demand is expected to aid in promoting the development of snack meat products and instant chicken snack products.

•        The development of new retail:    The development of new retail drives the further development of snack meat products and instant chicken snack products. Retail stores and hypermarkets are the main traditional channels for the sale of snack meat product. With the development of online consumption, new models such as live broadcast and social e-commerce are addressing the needs of consumers. Online-Merge-Offline promotes the transformation of snack meat products and instant chicken snack products from traditional sales channels to new retail, which is one of the main market drivers of the future industry development, according to Frost & Sullivan.

Market Trends of the Snack Meat Product Industry in Mainland China

•        Consumers’ rising health awareness:    According to Frost & Sullivan, as a result of consumers’ changing eating habits and rising health awareness, healthy, safe, low-fat, high-protein, and low-calorie features are more attractive to consumers when they choose snack meat products and instant chicken snack products. The market for instant chicken breast as one of the main foods in fitness meals that is expected to continue to expand in the future.

•        More diversified product categories:    Frost & Sullivan projects that snack meat products are expected to be more diversified, innovated and upgraded in the future. Snack meat products and instant chicken snack products that benefit the health of the elderly and emphasize nutrition strength for younger ages are expected to appear in the future. Snack meat products and instant chicken snack products with local characteristics and different flavors are expected to be produced.

OVERVIEW OF FROZEN MEAT PRODUCT MARKET IN MAINLAND CHINA

Definition and Classification of Frozen Meat Products

Frozen food, also known as quick-frozen food, is a kind of food produced by low-temperature rapid freezing. The freezing of quick-frozen food is a process that gradually penetrates into the center from the surface. After washing, blanching, and cooking the raw ingredients, they undergo rapid freezing in a low-temperature environment (below -33°C). Within 30 minutes, the temperature swiftly traverses the zone of maximum ice crystal formation (-1℃ to -11°C), leading to the precipitation of ice crystals in the aqueous solution within the food.

Frozen meat products refer to the frozen food using livestock meat and poultry meat as main ingredients, which have undergone the quick-freezing process and are to be sold in the market. Classified by the product type, frozen meat products can be divided into five categories: (i) frozen sausage; (ii) frozen meat ball; (iii) frozen meat skewer; (iv) frozen meat pie; and (v) others.

Market Size and Growth of the Frozen Meat Product Industry in Mainland China

The frozen meat product market in mainland China has witnessed a rapid growth from RMB21.4 billion in 2018 to RMB32.1 billion in 2022, representing a CAGR of 10.7% during the same period. Frost & Sullivan projects that, due to consumers’ preference for hot-pot and barbecue, as well as the rapid development of cold chain industry, the size of the frozen meat product market is expected to increase at a CAGR of 4.5% from 2022 to 2027.

Market Drivers of the Frozen Meat Product Industry in Mainland China

The development of the frozen meat product industry in mainland China is primarily driven by the following factors:

The continuous upgrading demand for food consumption:    Due to shifts in consumer eating habits and the growing popularity of frozen snack meat products in recent years, the usage of frozen meat products has extended beyond traditional hot pot consumption. This evolving consumption pattern has led to a gradual increase in diversity and market coverage for frozen meat. Consumers are progressively allocating more of their spending towards frozen meat products that prioritize safety, boast high quality, hold a strong reputation, and offer convenience. Moreover, these frozen meat products are well-suited to adapting to changes in consumers’ dietary needs.

The rapid development of cold chain industry:    The value chain of frozen meat products is extensive, encompassing various stages, from the upstream raw material production and initial processing to the midstream manufacturing of frozen meat products. It further extends to full cold chain transportation and reaches downstream to involve distributors and terminal retail outlets. To guarantee the freshness and quality of frozen meat products, the entire operational process — from manufacturing, inventory management, transportation, to sales — must be conducted within a low-temperature environment. The substantial growth of the cold chain industry in mainland China has significantly contributed to the success of frozen meat products, allowing them to secure a larger market share within the food consumption industry. This comprehensive and temperature-controlled approach ensures that frozen meat products reach consumers while maintaining their integrity and meeting the stringent standards for freshness and quality.

The popularization of high-end automated production equipment:    Automation equipment is extensively employed in the frozen food industry, progressively supplanting low-efficiency manual operations and playing a pivotal role in various sectors, including production, packaging, warehousing, and logistics. It proves instrumental in meeting the demands of rapidly advancing companies, enhancing the traditional working methods and efficiency of the frozen food industry, and fostering continuous improvement in the industry’s technical capabilities, according to Frost & Sullivan.

Market Trends of the Frozen Meat Product Industry in Mainland China

Increased market concentration:    The landscape of frozen meat product competition has evolved, shifting from a broad-scale competition to a more refined focus on differentiated products and segmented channel operations. According to Frost & Sullivan, intense competition is observed in both the mid-to-high-end market and the individual consumer market. Efficiency improvements and heightened brand awareness are driving forces in this competition, leading to the anticipation of increased market concentration among leading companies.

More diversified product categories:    The ongoing rise in consumer demand for frozen meat products is driving all market participants to sustain innovation and adapt to the swiftly changing demands of the end market. Concurrently, the popularization of healthy eating habits among end consumers is on the rise, fueling an increased demand for fast-frozen food. In response, according to Frost & Sullivan, frozen meat product manufacturers are poised to enhance their production capabilities, aiming to offer consumers products that are not only more delectable and convenient but also align with healthier dietary preferences.

Multi-channel sales:    As the cold chain industry advances in mainland China, the sales channels for frozen meat products are transitioning from traditional wholesale and retail models to a landscape where multi-level and multi-channel sales coexist. A pivotal player in this evolution is the e-commerce channel. Online shopping has emerged as a dominant consumption pattern, particularly accentuated by the impact of the COVID-19 pandemic. According to Frost & Sullivan, the pandemic has substantially influenced offline consumption, leading a considerable number of consumers to shift towards purchasing frozen meat products online. With changing shopping habits, it is anticipated that in the post-pandemic era, an increasing number of companies will opt for e-commerce channels as a primary avenue for sales. This shift reflects the broader trend of adapting to evolving consumer behaviors and the growing significance of online platforms in the retail landscape.

OVERVIEW OF PREPARED FOOD MARKET IN MAINLAND CHINA

Definition and Classification of Prepared Food

Prepared food, refer to ready-to-eat, ready-to-heat, ready-to-cook foods or prepared ingredients supplied to consumers to improve cooking efficiency in daily home cooking scenarios.

•        Ready-to-eat foods:    as one of the classifications of prepared food, ready-to-eat foods refer to pre-prepared and packaged foods ready for consumption without further preparation or cooking. Representative products are canned goods, packaged braised food, packaged salads, among others.

•        Ready-to-heat foods:    refer to pre-prepared foods that are already cooked and need only heating by microwave, oven, boiling, steaming, etc. before consumption. Representative products include convenience food (instant noodle & rice, self-heating food), frozen food (frozen noodles & rice, frozen meat, frozen seafood), cooking packs/seasoning packs, among others.

•        Ready-to-cook foods:    refer to semi-finished ingredients that are pre-cut, seasoned and mixed, or even deep-processed (i.e. fried, grilled), ready for cooking. Representative products are semi-finished convenience dishes, fried and grilled dishes (seasoned steak, fried chicken, sausage, bacon), processed soy products, etc.

•        Prepared ingredient:    refer to raw materials or food components that have undergone preliminary processing, which may include cleaning, cutting, or other forms of preparation. Representative products are chopped vegetables, pieces of fresh raw meat and seafood, etc.

Market Size and Growth of the Prepared Food Industry in Mainland China

The market size of prepared food for household consumers in mainland China has grown rapidly over the past few years. It rose from RMB147.9 billion in 2018 to RMB367.3 billion in 2022, showing a CAGR of 25.5%. In 2022, various provinces in mainland China introduced prepared food policies to support the development of the industry, according to Frost & Sullivan. The objective is to foster the integration of the primary, secondary, and tertiary industries in rural areas and establish an innovative model for the “basket of vegetables” project (“菜篮子”工程). This initiative is designed to enhance the quality and efficiency of the prepared food industry, reflecting a strategic move to promote high-quality development and sustainable growth in the region. In January 2023, the State Council issued “Opinions on the Key Tasks for Promoting Rural Revitalization in 2023”（《关于做好2023年全面推进乡村振兴重点工作的意见》), it introduced the cultivation and development of the prepared food industry for the first time. The policy emphasized the development of new rural industries and the enhancement of standardization and normalization in central kitchens.

In the future, with the development of cold chain logistics and fresh produce platforms, the market size of the prepared food market is expected to grow at a CAGR of 20.7%, reaching RMB940.0 billion in 2027.

Market Size of Prepared Food Market (Mainland China), 2018-2027E

Source: Frost & Sullivan

BUSINESS

Overview

Through the operating subsidiaries in China, we are one of the notable meat product processing companies in China. According to the industry report produced by Frost & Sullivan, whom we commissioned in October 2023, in fiscal year 2022, based on retail sales of cured meat products in China, we ranked second with a market share of 9.2%. As of the date of this prospectus, our products are primarily marketed and sold across 18 provinces in mainland China through 7 self-operated stores, 72 distributors, including major retail outlets and supermarkets and 7 e-commerce platforms, including one platform owned by us.

The operating subsidiaries are primarily engaged in the processing, sales and distribution of i) cured meat products, including cured pork sausages, cured pork meat and other cured meat products, such as cured chicken, cured duck and cured fish; ii) snack products, including ready-to-eat sausages, jerky, duck necks, duck feet and claypot rice; and iii) frozen meat products, including frozen sausages, frozen beef patties and frozen chicken breast fillets.

We, through the operating subsidiaries, sell and market our products under our flagship brand “Wing Yip” (“荣业”), which can trace its history back to 1915, when our predecessor business began processing and selling cured sausages under the name “Wing Yip” (“荣业”). Since the commencement of operations through our subsidiary, Wing Yip GD in 2010, we have continuously developed our business and built our brand. In addition to “Wing Yip” (“荣业”), we have also developed the snack product brands “Jiangwang” (“匠王”) and “Kuangke” (“狂客”).

We, through the operating subsidiaries, focus on product development and are committed to improving product quality and expanding our product offerings to cater to evolving consumer preferences. As of the date of this prospectus, our research and development department is composed of 51 employees and it closely collaborates with the sales and marketing department, and the production department to periodically introduce new products and enhance the ingredients and packaging of existing products. We also enter into strategic cooperation agreements with external research institutions for the development of new products and product formulas. Leveraging our expertise in new product development, we developed and introduced 50, 62 and 11 new products to the market, during fiscal years 2021 and 2022, and during the six months ended June 30, 2023, respectively.

We also pride ourselves in upholding high standards for food safety, product quality and sustainability. The operating subsidiaries have stringent quality control systems in place at every stage of our value chain, from processing to sales and distribution. The operating subsidiaries have obtained internationally recognized quality assurance certifications, including (i) the ISO 22000:2018 Food Safety Management System Certificate, and (ii) the Hazard Analysis and Critical Control Point (HACCP) System Certificate.

We generate revenue primarily from sales of cured meat products, snack products and frozen meat products. For the six months ended June 30, 2023, we had total revenue of approximately $65,956,754 and net income of approximately $6,221,216. Revenue derived from sales of cured meat products, snack products and frozen meat products accounted for approximately 67.28%, 27.63% and 5.09% of our total revenue, respectively.

For the fiscal years ended December 31, 2021 and 2022, we had total revenue of approximately US$134,034,331 and US$130,789,405, representing a decrease by approximately 2.42%. Revenue derived from sales of cured meat products accounted for approximately 71.26% and approximately 67.58% of the total revenue for those fiscal years, respectively. Revenue derived from sales of snack products accounted for approximately 25.69% and approximately 27.45% of the total revenue for those fiscal years, respectively. Revenue derived from sales of frozen meat products accounted for approximately 3.06% and approximately 4.96% of the total revenue for those fiscal years, respectively.

Our Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Excellent Track Records and Reputation

We, through the operating subsidiaries, have an excellent track record in China’s meat processing market and have established a strong brand recognition under the “Wing Yip” (“荣业”) brand. Our “Wing Yip” (“荣业”) brand was awarded the title of the “Most Popular Cured Meat Brand in the Guangdong-Hong Kong-Macao Region” by a joint collaboration of China High-end Restaurant & Hotel Asian Leaders Summit, Guangdong Culinary Association,

International 5-S Association, The Association for Hong Kong Catering Services Management LTD., The United Association of Food and Beverage Merchants of Macao, and “Guangdong Cuisine” Magazine in 2015. In 2017, we, through our operating subsidiaries, were honored with the title of “Guangdong Time-Honored Brand” by the Guangdong Time-Honored Brand Working Committee. Additionally, in 2017, we, though the operating subsidiaries, were recognized as the “Leading Agricultural Enterprise” in Zhongshan City by the People’s Government of Zhongshan City. In 2021, we through the operating subsidiaries, was awarded “National Key Leading Enterprise in Agricultural Industrialization”, by a joint collaboration of certain government authorities. For more information, see “Business — Licenses, Awards and Certificates.”

The operating subsidiaries promote our brand and products through various channels, including outdoor advertisements, television commercials, and large-scale exhibitions. In recent years, to expand our consumer coverage, the operating subsidiaries have also begun promoting our brand through e-commerce platforms. See also “Business — Distribution — E-commerce Platforms.” We believe that our understanding of industry trends and consumer preferences, as well as our ability to provide quality meat products, have bolstered consumer confidence in us and enhanced our reputation within the industry.

Focus on Quality Control and Maintaining High Standards for Food Safety

We believe that the safety and quality of our meat products are crucial to our success. We, through the operating subsidiaries, have established rigorous and comprehensive food safety and quality control systems to ensure the quality of our meat products. The operating subsidiaries are dedicated to ensuring high safety and quality standards for both our meat products and the raw materials that the operating subsidiaries procure for their production. The operating subsidiaries have obtained internationally recognized quality assurance certifications, including the ISO 22000:2018 Food Safety Management System Certificate, and Hazard Analysis and Critical Control Point (HACCP) System Certificate for our processing facilities since 2017. As of the date of this prospectus, our quality control team consists of 7 members, all of whom possess qualifications relevant to internal product quality testing. Our quality control team closely monitors our processing procedures.

To ensure the safety and quality of our products, we, through the operating subsidiaries, have also established and maintained strict technical specifications and procedures for each processing step. Our products comply with the standards set by the China National Medical Products Administration and routinely undergo relevant tests to determine the presence of veterinary drugs or prohibited chemicals (such as Sudan red dyes), consistent with industry practices prescribed by such regulatory authority. We, through the operating subsidiaries, have established and operationalized supplier control measures, including a supplier assessment system based on various factors, such as product quality and service standards. The operating subsidiaries also conduct sampling tests on the raw materials they procure to ensure their quality meets relevant standards. Our quality control team is responsible for controlling the quality of incoming raw materials. See also “Business — Quality Control and Food Safety.”

As of the date of this prospectus, the operating subsidiaries have not incurred any significant fines or penalties from any relevant government authorities due to the quality or safety of our products, nor have we been required to conduct any significant product recalls.

Strong Product Development Capabilities and a Diverse Range of Innovative Products.

We, through the operating subsidiaries, are dedicated to enhancing our product quality and expanding our product variety to meet evolving consumer preferences. Our product development strategy includes introducing new products as well as improving the ingredients and packaging of existing products. Leveraging our expertise in new product development, we, through the operating subsidiaries, developed and introduced 50, 62 and 11 new products to the market, during fiscal years 2021 and 2022 and during the six months ended June 30, 2023, respectively, including ready-to-eat western-style sausages, health foods (such as chicken breast fillets), and frozen meat products. For the fiscal years 2021, and 2022, and for the six months ended June 30, 2023, our research and development costs were approximately US$5.01 million, US$4.11 million, and US$1.58 million, accounting for 16.62%, 14.77%, and 14.39% of our total operating costs, respectively.

As of the date of this prospectus, our internal technical R&D department consists of 51 members, primarily responsible for developing new products and improving the formulations of existing products. Our technical R&D department actively collaborates with our sales and marketing department, as well as the production department, to gather market intelligence from various segments. This enhances our understanding and adaptability to changes in consumer tastes and preferences, with particular focus on product flavor, appearance, ingredients, and packaging, while maintaining our production costs at an acceptable level. In addition to our in-house R&D engineers, as of the date of this prospectus, we, through the operating subsidiaries, also collaborate with 6 external R&D consultants who have rich experience in food processing technology, flavorings, and food additives, to develop new products. Furthermore, to stay updated on the latest market developments and trends, we, through the operating subsidiaries, have signed strategic research collaboration agreements with 4 strategic partners, including research institutions and flavor suppliers, to develop new products. In addition, we, through our operating subsidiaries, have also retained six external consultants to provide consulting services for product development and product quality.

In an effort to take advantage of the improving living standards and increasing health awareness among end consumers in China, we, through the operating subsidiaries, have initiated a strategic collaboration with Foodnamoo, Inc., a Korean company engaged in manufacturing and distributing packaged meat products, listed on KOSDAQ (stock code: 290720), a stock exchange in the Republic of Korea (“Korea”). To this end, in 2021, we established a joint venture company Food Health Technology (China) Holdings Group Limited (“Food Health”), with Foodnamoo, Inc. in Hong Kong, under a joint venture shareholders’ agreement by and between us and Foodnamoo, Inc., dated November 30, 2020 (the “Joint Venture Agreement”), to develop healthy foods such as chicken breast fillets in mainland China. Under the Joint Venture Agreement, we will hold a 40% equity interest in of Food Health and Foodnamoo, Inc. will hold a 60% equity interest, and there will be four directors, made up of two directors from us and two directors from Foodnamoo, Inc. The Joint Venture Agreement also imposes certain restrictions on our and Foodnamoo, Inc.’s ability to engage in the same or similar product activities as Food Health in the PRC without mutual consent, subject to certain exceptions and we cannot directly or indirectly solicit or employ each other’s executive or managerial individuals for the time period when such individual in question is a shareholder of Food Health and for a period of 12 months after such individual in question ceases to be a shareholder of Food Health.

Moreover, we anticipate continuing developing and launching new products to cater to the growing demand for a healthier lifestyle among the new generation of consumers. In 2023, we developed plant-based meat alternatives made from plant proteins, and launched frozen plant-based meat patty products with various flavors, including beef, chicken and pork flavors. We believe that our product development capabilities will enable us to expand our product offerings, differentiate ourselves from competitors, and maintain sustainable growth and development.

Extensive sales and distribution network.

Our sales and distribution network covers a wide geographical area and encompasses all major distribution channels. As of the date of this prospectus, we, through the operating subsidiaries, operate 7 self-owned stores in Guangdong Province. See “Business — Facilities.” We also utilize a distribution model by selling our products to third-party distributors, including large supermarkets, retailers, and wholesalers. As of the date of this prospectus, we, through the operating subsidiaries, have 72 distributors, enabling our meat products to reach consumers in 18 provinces across mainland China, including Guangdong, Zhejiang, Shanghai, and Hunan. We have optimized our distribution structure through careful and standardized selection. This network extends to numerous sales points, allowing us to sell our products in markets ranging from provinces to counties and even covering some remote areas in China. We believe that the scale of our sales and distribution network gives us a competitive advantage over our competitors. Additionally, we benefit from the high level of commitment from our distributors, many of whom have long-standing partnerships with us.

To strengthen our customer relationships, we maintain a dedicated sales team that periodically visits our distributors to gather feedback on our products and offer assistance. We work closely with our distributors to understand the needs of end consumers, devise marketing plans, and expand our product offerings. We believe that our stable business relationships with distributors also enable us to successfully launch new products tailored to specific tastes and preferences of end consumers.

To capitalize on the opportunities presented by China’s rapidly growing e-commerce landscape and meet the demand for convenient shopping, we, through the operating subsidiaries, began operating our online store, the Wing Yip Mall, in October 2017 (shop.wingyip-food.com). We also collaborate with third-party e-commerce operators to expand our distribution channels to well-known e-commerce platforms, including Tmall, JD.com, TikTok (Chinese version), Kuaishou, Pinduoduo, and 1688. Through these online platforms, the operating subsidiaries directly sell our products to end consumers and increase our market share in the Chinese online market. During the fiscal years 2021 and 2022, and during the six months ended June 30, 2023, our revenue derived from e-commerce platforms was approximately US$2.97 million, approximately US$2.92 million and approximately US$0.81 million, respectively, accounting for approximately 2.21%, approximately 2.24% and approximately 1.23% of our total revenue, respectively.

An Experienced and Capable Management Team

We have an experienced and capable management team with a wealth of market knowledge and experience in the Chinese food and food processing industry. Our Executive Directors, Mr. Xiantao Wang and Ms. Tingfeng Wang, each possesses over 10 years of experience in business management and the food processing industry, enabling us to better understand market trends, develop new products, and identify and capture new business opportunities. Our senior management team also brings extensive operational and management experience in the production of processed foods in China, product development, marketing, and human resources management. We believe that their active involvement in the operating subsidiaries’ day-to-day operations allows them to make timely decisions when needed.

Our Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

Providing Customized Chinese-style Pre-cooked Meat Products for Various Businesses, Specifically Offline Dining Chain Brands and Fast-food Brands

We are exploring new business opportunities and aim to provide customized Chinese-style pre-cooked meat products for various businesses, including offline dining chains and fast-food enterprises. We expect that this approach will allow for tailored solutions that can meet the specific requirements and taste profiles of different brands, fostering stronger partnerships.

Chinese-style pre-cooked meats such as barbecued pork (char siu) hold a significant place in Chinese cuisine. By providing these products to offline dining chains, we expect to tap into the market’s desire for authentic and quality ingredients. This move is designed to cater to a growing consumer base seeking traditional flavors in a convenient, ready-to-use format. Fast-food brands, especially those specializing in items such as instant noodles or claypot rice dishes, require ready-to-use meat products for quick preparation. Offering sausages or cured meats specifically tailored for these types of dishes addresses the need for convenience, ultimately catering to the fast-paced nature of this market segment. The emphasis on “customized” products signifies our flexibility and willingness to collaborate closely with our business clients. We believe that the introduction of these specialized meat products will set us apart in the market, distinguishing us from our competitors. We expect this strategy to position us as a provider of high-quality, authentic Chinese-style meats, potentially opening up opportunities for expansion and market penetration.

Increasing Investment in Developing Snack Products

We, through the operating subsidiaries, are committed to increasing investment in snack products in our future development, particularly focusing on the research and market promotion of snack products such as ready-to-eat sausages and claypot rice. We believe that with the growing demand from consumers for delicious, convenient, and diverse snack options, the snack food market holds tremendous growth potential. As of September 30, 2023, we have a total of 72 varieties of snack products, accounting for 25.09% of the overall product range. In the future, we will further increase the proportion of snack products in our portfolio.

We will also employ marketing strategies such as brand upgrades, innovative packaging designs, and virtual idol AI live streaming to better attract young consumers and meet their demands for delicious snacks and brand experiences. Simultaneously, we will continuously expand our distribution channels, such as convenience stores and kiosks, to integrate our products more widely into the daily lives of young people.

We believe that the vast growth opportunities in the snack food market will provide strong support for our strategies in future development. Through continuous innovation, high-quality products, and market expansion, we aim to achieve greater success in the competitive market.

Continuing to Expand our Product Range of Healthy Foods

We plan to dive deeper into the healthy food sector, with a focus on a core product line centered around chicken, specifically catering to the nutritional needs of fitness enthusiasts by offering high-protein, low-fat options. Additionally, we will actively innovate in the plant-based meat product category to meet the growing demand for sustainable, healthy, and plant-based foods among consumers.

We believe that the potential in the healthy food market is immense. As people increasingly prioritize a healthy lifestyle and the demand for quality protein and plant-based diets rises, our strategies will explore vast opportunities in the market. We will be driven by innovation, combining premium ingredients with advanced production techniques to create delicious products that fulfill nutritional requirements of customers. In the field of health foods, our goal is to become the preferred brand trusted by consumers. We will continuously strive for quality, innovation, and health, seizing market opportunities through the expansion of our product range and sales channels.

Developing a New Line of Pre-Made Meal Products

We understand that the fast-paced lifestyles of young people have led to an increasing demand for convenient foods. We plan to actively develop and launch a new frozen sausage and pre-made meal product line, closely aligned with the consumption habits of modern young individuals. Our aim is to provide them with convenient, delicious, and nutritionally balanced food choices.

To develop and introduce the new line of pre-made meal products to the market, we intend to strengthen our research and development capabilities by (i) hiring more R&D engineers, (ii) upgrading our existing R&D production equipment, and (iii) enhancing collaboration with external research institutions for new product development and market research on consumer preferences. We believe that our robust product development capabilities, combined with our well-known brand name and extensive sales and distribution network, provide a strong foundation for us to develop and launch new products into the market.

Establishing Chain Claypot Rice Restaurants

We plan to establish a series of chain restaurants specializing in cured meat claypot rice to meet the modern consumers’ pursuit of delicious, convenient, and innovative dining. We will blend the concepts of traditional sausages and claypot rice to create a unique menu, with diverse range of flavors to cater to different consumer preferences. By establishing a standardized and efficient supply chain system, we will ensure that each chain restaurant can provide consistently high-quality cured meat claypot rice. This will include the supply of quality raw materials, strict food safety processes, and standardized production techniques.

We plan to launch our first chain of cured meat claypot rice restaurants by the end of 2023. We will prioritize brand building and marketing efforts, using multiple channels to promote our unique dining concept and delicious products to consumers. Additionally, we aim to establish close connections with young consumers through social media. In addition to self-owned restaurants, we will introduce a franchise model to rapidly expand our brand’s influence. We will provide comprehensive training, support, and operational guidance to franchisees, ensuring their success in running their businesses. Through our chain of claypot rice restaurants featuring traditional cured meat products, we aim not only to preserve culinary heritage but also to provide consumers with a new dining experience and offer fresh choices to the market.

Strengthening Product Quality and Food Safety Controls

As of the date of this prospectus, we have engaged a third-party quality testing center to conduct regular quality inspections and certifications of our products in accordance with applicable laws and regulations. We plan to establish our own quality testing center by early 2024 and hire both internal and external inspectors to conduct quality testing on our own products as well as products provided by other market participants. By establishing our own quality testing center, we believe that the data collected related to product quality issues can be further analyzed, enabling us to better understand and detect any potential risks and quality issues at an early stage. This, in turn, will help us improve our product quality and strengthen our food safety controls. Additionally, we believe that after obtaining the relevant certifications, offering certification services to other third-party suppliers can expand our sources of income.

Our Products

Overview

We, through our operating subsidiaries, offer a wide range of meat products. The main categories of our products are i) cured meat products, including cured pork sausages, cured pork meat and other cured meat products, such as cured chicken, cured duck and cured fish; ii) snack products, including ready-to-eat sausages, jerky, duck necks, duck feet and claypot rice; and iii) frozen meat products, including frozen sausages, frozen beef patties and frozen chicken breast fillets.

The following tables present our revenue for the fiscal years ended December 31, 2021 and 2022, and for the six months ended June 30, 2023. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”

	Revenue
	Fiscal Year Ended December 31,
	2022		2021
Cured Meat Products	$		$
– Cured Pork Sausages		53,437,430		56,293,508
– Cured Pork Meat		19,151,374		23,224,277
– Other Cured Meat Products		15,804,689		15,987,618
Snack Products		35,906,342		34,429,856
Frozen Meat Products		6,489,570		4,099,072
Total		$130,789,405		$134,034,331
Revenue
Six Months Ended June 30, 2023 (Unaudited)
Cured Meat Products	$
– Cured Pork Sausages	27,122,681
– Cured Pork Meat	10,266,021
– Other Cured Meat Products	6,982,580
Snack Products	18,226,948
Frozen Meat Products	3,358,524
Total	$65,956,754

Cured Meat Products

Most of our revenue was generated from sales of cured meat products for the fiscal years ended December 31, 2021 and 2022, and for the six months ended June 30, 2023. Our cured meat products include i) cured pork sausages, ii) cured pork meat and iii) other cured meat products, such as cured chicken, cured duck and cured fish. As of the date of this prospectus, we provide over 182 cured meat products.

cured pork sausage	cured pork meat

cured duck	cured fish
cured pork meat with salted egg yolk	cured meat gift box

For the fiscal years ended December 31, 2021 and 2022, and for the six months ended June 30, 2023, our revenue generated from sales of cured meat products was US$95,505,403, US$88,393,493 and US$ 44,371,282, respectively, accounting for 71.26%, 67.58% and 67.28% of our total revenue. Generally, the production cycle and lead time for our cured meat products from the date of customer order placement to the date of finished product shipment is approximately 48 to 72 hours. The shelf life of our cured meat products ranges from 90 to 270 days.

Snack Products

Drawing on our experience in producing cured meat products, we, through the operating subsidiaries, have continuously expanded our product portfolio by developing various types of snack products. As of the date of this prospectus, we offer more than 72 varieties of snacks, such as ready-to-eat sausages, jerky, duck necks, duck feet, and claypot rice.

Ready-to-eat sausages	jerky

instant claypot rice	grilled meat slices for breakfast
duck necks	duck feet

For the fiscal years ended December 31, 2021 and 2022, and for the six months ended June 30, 2023, our revenue generated from sales of snack products was US$34,429,856, US$35,906,342 and US$18,226,948, respectively, accounting for 25.69%, 27.45% and 27.63% of our total revenue. Generally, the lead time for production of our snack products from the date of customer order placement to the date of finished product shipment is approximately 72 hours. Our snack products are typically allowed to sit in a dry environment for two days after production to ensure there is no air leakage before packaging for storage and transportation. The shelf life of our snack products ranges from 180 to 270 days.

Frozen Meat Products

To further diversify our product range, we, through the operating subsidiaries, began selling frozen meat products in 2019. Our frozen meat products primarily include frozen sausages, beef patties, and chicken breast fillets. As of the date of this prospectus, we offer more than 33 varieties of frozen meat products.

smoked chicken breast fillets	frozen cheddar cheese sausages
frozen pork sausages	frozen cuttlefish style sausages

For the fiscal years ended December 31, 2021 and 2022, and for the six months ended June 30, 2023, our revenue generated from sales of frozen meat products was US$4,099,072, US$6,489,570 and US$3,358,524, respectively, accounting for 3.06%, 4.96% and 5.09% of our total revenue.

Generally, the lead time for production of our frozen meat products from the date of customer order placement to the date of finished product shipment is approximately 72 hours. The shelf life of our frozen meat products is around 1 year.

Production

Production Process

The production process of our products is illustrated in the following diagram.

Production Preparation
Raw Meat
6-8 hours
Thawing
Production Process
Cured Meat Products
Snack Products
Frozen Meat Products
Cutting
Other Ingredients
10-15 minutes
Grinding & Mixing
Filling
30 minutes -72 hours
Baking
Trimming
1-48 hours
Freezing
Post-Production Process
Packaging
10-30 minutes
Metal Detection
Sterilization
20 minutes
Freezing
Packaging
Storage, Transportation, and Distribution

•        raw meat and thawing:    our raw meat and other raw materials are purchased and stored according to our procurement guidelines. After the production order is confirmed, frozen raw meat will be thawed for further processing. Depending on the thickness of the meat, the thawing process takes approximately six to eight hours.

•        cutting, grinding, and mixing:    the thawed raw meat is then cut and ground using a meat grinder and mixed with other complementary ingredients (such as salt, sugar, and other seasonings) for approximately 10 to 15 minutes.

•        filling and baking:    the mixed meat blend is filled into molds to achieve the desired final product shape. The addition of ingredients strictly adheres to the product recipe’s requirements, and additives are used according to relevant standards. The filled meat blend is then baked using an oven. The baking time and temperature vary depending on the type of product being produced. Baking times for our products range from 30 minutes to 72 hours, and baking temperatures range from 48 degrees Celsius to 105 degrees Celsius. Certain products, such as sausages, undergo two rounds of baking to ensure thorough and even cooking.

•        trimming, cooling, and packaging:    after the meat products have finished baking, some meat processed products are trimmed into their final shapes. Subsequently, the meat processed products are cooled for 1 to 48 hours before being packaged.

•        metal detection and sterilization:    we conduct metal detection on packaged products to ensure the safety and integrity of our products by identifying metal contaminants. Low-temperature meat processed products are subsequently sterilized at a core temperature of up to 80 to 100 degrees Celsius for 10 to 20 minutes, while high-temperature meat processed products are sterilized at a core temperature of 105 to 121 degrees Celsius for 15 to 30 minutes. Lower sterilization temperatures are used for low-temperature meat processed products to retain nutritional content, tenderness and flavor. The higher sterilization temperatures for high-temperature meat processed products effectively eliminate more microorganisms, extending shelf life and enabling room temperature storage.

•        freezing:    our frozen meat products are subject to a low-temperature freezing process at minus 18 degrees Celsius for 20 minutes.

•        packaging, storage, transportation, and distribution:    after sterilization, our products are left idle for two days to detect any issues, such as swelling or leakage. Finally, our meat products are packaged and delivered to warehouses for distribution and sale.

Production Facilities

The operating subsidiaries produce our products through a self-owned food processing plant with a total floor area of approximately 14,339 square meters, located in Zhongshan City, Guangdong Province. See “Business — Facilities”. As of the date of this prospectus, the operating subsidiaries have 12 production lines for processing cured meat products, 6 production lines for processing snack products, and 2 production lines for processing frozen meat products. The estimated total annual production capacity is 15,000 tons of cured meat products, 5,000 tons of snack products, and 1,500 tons of frozen meat products.

In fiscal years 2021, and 2022, and for the six months ended June 30, 2023, the utilization rates for processing cured meat products (our main products) were approximately 77%, 67%, and 73%, respectively.

Key equipment used in our meat processing includes ovens, natural gas boilers, vacuum emulsifying machine, vacuum filling line, microwave thawing line, vacuum cutting mixer, vacuum mixing machine, automatic tying machine, cleaning and drying line, automatic weighing line. The operating subsidiaries procure most of the machinery required for our production lines from manufacturers in China.

To expand our production capacity, we have initiated plans to construct additional baking and packaging production lines starting in 2023. The estimated total floor area for this expansion is approximately 5,000 square meters. The expansion will take place on the vacant area adjacent to our existing food processing plant located in Zhongshan City, Guangdong Province. See “Business — Facilities.”

Research and Development

Through years of operation, we have accumulated experience in processing high-quality meat products and developed a diverse product portfolio. Our product development strategy includes launching new products and improving the ingredients and packaging of existing products. We strive to expand our product offerings and enhance product quality to meet evolving consumer preferences.

In fiscal years ended December 31, 2021, and 2022, and for the six months ended June 30, 2023, we introduced 50, 62, and 11 new products, respectively. These included ready-to-eat western-style sausages, health foods such as chicken breast fillets, and frozen meat products. As we aim to target younger generations, we developed and introduced 18, 24, and 1 new snack products in fiscal years 2021, 2022, and for the six months ended June 30, 2023, respectively. These included items like “hand-torn beef jerky,” “marinated beef,” and “grilled sausages.”

As of the date of this prospectus, our internal R&D department consists of 51 members, primarily responsible for developing new products and enhancing the formulations of existing ones. Our R&D engineers possess extensive experience in the Chinese food industry, and their efforts have resulted in 14 patents related to various processing technologies.

Our new product development process usually begins with market research and feasibility studies of market trends and consumer preferences. We conduct internal sample testing and formulation modifications for new products. During new product development, we perform market testing by introducing a limited quantity of new products through our self-operated stores or online channels to gather customer feedback. Once the product formulation is finalized, we hire third-party testing centers to conduct quality control tests and certifications before commencing mass production and sales.

Our R&D department actively collaborates with our sales and marketing department, and the production departments to gather market intelligence for different segments, enhancing our understanding and response to changing consumer tastes and preferences. We focus on product taste, appearance, ingredients, and packaging while keeping our production costs at acceptable levels.

In addition to our in-house R&D engineers, we also collaborate with 6 external R&D consultants who have rich experience in food processing technology, flavors, spices, and food additives to develop new products. Furthermore, to stay updated on market developments and trends, we have signed strategic research cooperation agreements with 4 strategic partners, including research institutions and flavor suppliers, to develop new products. These partners provide technical research support on a project basis. We retain full intellectual property rights to any creations or inventions developed resulting from such agreements. In return, we offer job and internship opportunities for students from these research institutions. In addition, we, through our operating subsidiaries, have also retained six external consultants to provide consulting services for product development and product quality.

Due to the rising living standards and growing consumer health awareness in China, we, through our operating subsidiary Wing Yip GD, have entered into a strategic partnership with Foodnamoo. Inc., a Korean company engaged in manufacturing and distributing packaged meat products, listed on KOSDAQ (stock code: 290720), a stock exchange in Korea. In 2021, we established a joint venture with Foodnamoo, Inc. in Hong Kong to develop healthy foods such as chicken breast fillets in mainland China. See “Business — Our Competitive Strengths — Strong Product Development Capabilities and a Diverse Range of Innovative Products.” Additionally, we plan to continue developing and introducing new products to cater to the increasing demand for healthier lifestyles among the new generation. In 2023, we developed plant-based meat alternatives made from plant proteins, and launched frozen plant-based meat patty products with various flavors, including beef flavor, chicken flavor and pork flavor. We believe our product development capabilities enable us to expand our product supply, stand out from competitors, and drive our sustainable growth and development.

In fiscal years 2021, and 2022, and for the six months ended June 30, 2023, our research and development costs were US$5,008,535, US$4,105,172, and US$1,580,331, respectively, accounting for 16.62%, 14.77%, and 14.39% of our total operating costs.

Distribution

We, through the operating subsidiaries, have established an extensive sales and distribution network. We primarily sell our products through distributors, our self-operated stores, and online channels, including our online store, the Wing Yip Mall (shop.wingyip-food.com), and other third-party e-commerce platforms. As of the date of this prospectus, we mainly distribute and sell our products through i) 72 distributors across 18 provinces in mainland China, including major retail outlets and supermarkets, ii) 7 e-commerce platforms and iii) 7 self-operated stores.

Distributors

Our primary sales channel involves selling our products to distributors whose designated sales regions are located within mainland China. We believe that by selling our products through distributors, we can leverage their local market knowledge and resources to further promote the sales of our meat products, deepen our market penetration, and expand our geographical coverage.

As of the date of this prospectus, we have established partnerships with 72 distributors, all of which are independent third parties located in China.

Distribution Agreements

We, through the operating subsidiaries, enter into non-exclusive distribution agreements with our distributors. The common key terms of our distribution agreements include the following:

Term	Typical one year
Territory	Distributors are typically prohibited from selling our products outside of the specified distribution territory outlined in the distribution agreement.
Minimum sales target and incentive plan

Minimum sales targets are established based on the distributor’s sales performance in the previous period. We incentivize distributors to achieve progressive sales targets through incentive programs, often in the form of rebates calculated based on sales amounts exceeding the sales targets.

Pricing	We sell our products to distributors at discounted price and require them to adhere to the distributor price when reselling our products to sub-distributors.
Delivery

We are responsible to deliver our products to the warehouses of the distributors, or other locations designated by the distributors. Distributors are responsible for arranging logistics and transportation to various sales point.

Upon product delivery and acceptance, ownership of the products and all associated risks and rewards are transferred to distributors.

Return policy	Distributors are not allowed to return our products unless they are defective
Payment and credit terms	The credit terms are usually one to three months after products delivery.
Intellectual property rights	No transfer of intellectual property rights.
Termination

The distribution agreement will be automatically renewed for another three months.

We can terminate the distribution agreement based on provisions in the distribution agreement in the event of a serious breach by distributors.

The distribution agreement does not contain any restrictions on distributors from selling our products to other sub-distributors, nor does it include clauses regarding product liability. Once the products are sold to distributors, and all ownership and risk associated with those products have been transferred to distributors, we will recognize the sales of our products. After distributors acknowledge receipt of these products, they have no recourse against us if they are unable to sell our products subsequently.

Management of Distributors

Before selecting each distributor, we, through the operating subsidiaries, conduct a review of potential distributors’ experience, creditworthiness, market reputation, business capabilities, and qualifications. To promote our products, ensure compliance with the terms of the distribution agreement, and manage the operations of distributors, our sales personnel (i) periodically communicate with distributors to gather their feedback; (ii) observe the sales performance of our products to understand market conditions; and (iii) conduct on-site checks of the corresponding selling prices of our products at randomly selected distributor locations, to ensure compliance with our pricing policies.

Our distributors are only allowed to sell our products through specific sales channels within the regions specified in the distribution agreement. To minimize the risk of cannibalization, the operating subsidiaries typically take the following measures: (i) during the distributor screening process, the operating subsidiaries consider their respective geographical ranges to avoid potential competition among distributors in the same area; (ii) our distribution agreements specify designated distribution areas; and (iii) the operating subsidiaries communicate with distributors and conduct on-site inspections of sales points to monitor various aspects of their sales activities and track any potential cannibalization or competition among distributors. As of the date of this prospectus, we did not discover any significant cannibalization or competition among distributors in the same sales area.

Self-operated Stores

We, through our operating subsidiaries, operate self-operated stores under the “Wing Yip” (“荣业”) brand. We believe that the self-operated model allows the operating subsidiaries to effectively enhance hygiene and product safety, execute operational and financial plans, gather valuable customer data and feedback, and quickly adapt to evolving market trends and consumer preferences. In fiscal years 2021, and 2022, and for the six months ended June 30, 2023, we had 7, 7, and 7 self-operated stores, respectively.

All of our self-operated stores are located in Guangdong Province, China, with an average floor area of 108.73 square meters for each store, leased from independent third parties. Typically, we sign lease agreements for our stores ranging from two to four years. See “Business — Facilities.” In our self-operated stores, we sell cured meat products, snack products, and frozen meat products to both direct retail customers and some wholesale customers.

In fiscal years 2021, and 2022, and in the six months ended June 30, 2023, our revenue derived from sales through self-operated stores amounted to approximately US$21.11 million, US$20.27 million, and US$10.21 million, respectively, accounting for approximately 15.74%, 15.5%, and 15.48% of our total revenue.

E-commerce Platforms

To capitalize on the opportunities presented by the rapid growth of e-commerce in China and meet consumer demands for more convenient shopping, we launched our online store, the Wing Yip Mall (shop.wingyip-food.com), in 2018. The primary target customers of our online store, the Wing Yip Mall (shop.wingyip-food.com), are wholesalers and group buyers who purchase our products at discounted prices in bulk.

We, through the operating subsidiaries, have also established presence on well-known third-party online marketplaces in China, including Tmall, JD.com, Tik Tok (Chinese version), Kuaishou, Pinduoduo, and 1688. The number of online platforms where we have established stores has increased from 4 as of 2020 to 6 as of the date of this prospectus. Through these online platforms, we sell our products directly to end consumers and have increased our market share in the online market in China.

In fiscal years 2021, and 2022, and during the six months ended June 30, 2023, our revenue derived from sales through e-commerce platforms amounted to approximately US$2.97 million, US$2.92 million, and US$0.81 million, respectively, accounting for approximately 2.21%, 2.24%, and 1.23% of our total revenue.

Pricing

Our products are generally not subject to any price controls or regulatory restrictions imposed by Chinese government authorities. Typically, we determine product prices using a cost-plus model, considering factors such as raw material costs, production costs, marketing expenses, market conditions, and our adopted business strategies. For newly developed products, we often use target profit pricing, taking into account factors such as production quantities, production costs, and our target profit margins. We adopt different pricing strategies for different sales channels.

In our online store, the Wing Yip Mall (shop.wingyip-food.com), we, through the operating subsidiaries, usually sell our products at relatively lower prices, because we accept bulk orders and provide discounts to these customers. We, through the operating subsidiaries, also engage in marketing activities through online channels, offering products to customers at discounted prices.

In the event of significant fluctuations in raw material costs, we may adjust product prices. We communicate such adjustments to our distributors in accordance with relevant distribution agreements.

Additionally, we, through the operating subsidiaries, have incentive programs that provide rebates to distributors, based on sales exceeding set targets, aiming to motivate distributors to achieve progressive sales objectives. The rebate amounts vary depending on the sales targets and performance of the respective distributors.

Customers

Customers of our operating subsidiaries include third-party distributors, which encompass both retailers and wholesalers, as well as customers who purchase from i) our self-operated stores, ii) our online store, the Wing Yip Mall (shop.wingyip-food.com), and iii) other third-party e-commerce platforms. All of the sales are within China.

We, through the operating subsidiaries, typically do not enter into long-term agreements with our major customers. Instead, we have annual distribution agreements with our distributors.

Below is a list of the top three customers and the percentages each of them individually accounted for our annual total revenue, during the fiscal years ended December 31, 2021 and 2022, and during the six months ended June 30, 2023.

For fiscal year 2021
Customer Name	Revenue	% of Total Revenue
Customer A	$1,375,437	1.03%
Customer B	$1,395,736	1.04%
Customer C	$1,492,138	1.11%
For fiscal year 2022
Customer Name	Revenue	% of Total Revenue
Customer D	$2,477,516	1.89%
Customer E	$1,828,523	1.40%
Customer F	$1,663,928	1.27%
For the six months ended June 30, 2023
Customer Name	Revenue	% of Total Revenue
Customer E	$1,217,599	1.85%
Customer F	$1,309,771	1.99%
Customer D	$1,485,509	2.25%

Suppliers

Our operating subsidiaries primarily rely on suppliers to provide raw materials, including fresh meat, ingredients, and packaging materials. All of the raw materials and packaging materials are sourced from suppliers in China. Our operating subsidiaries maintain a list of qualified suppliers for each procurement category. Our operating subsidiaries have also implemented an internal quality assessment system for suppliers.

We, through the operating subsidiaries, generally do not enter into long-term agreements with our major suppliers, but instead renew agreements on an annual basis. Since our operating subsidiaries maintain a variety of suppliers on the qualified list for different categories of supplies and can easily procure commodities from alternative suppliers at similar prices in the market, they are not reliant on any single source for procuring goods. In the event that operating subsidiaries’ relationship with any supplier terminates, we believe that they will be able to source necessary supplies from alternative suppliers at similar prices.

During fiscal years 2021, 2022 and during the six months ended June 30, 2023, our operating subsidiaries did not experience any significant disruptions to their operations due to raw material shortages, nor did we encounter any difficulties in procuring raw materials.

Below is a list of the top three suppliers and the percentages each of them individually accounted for our annual total purchase, during the fiscal years ended December 31, 2021 and 2022, and during the six months ended June 30, 2023.

For fiscal year 2021
Supplier Name	Amount	% of Total Purchase
Supplier A	$17,745,519	20.96%
Supplier B	$5,931,953	7.01%
Supplier C	$4,134,714	4.88%
For fiscal year 2022
Supplier Name	Amount	% of Total Purchase
Supplier D	$12,727,091	14.72%
Supplier E	$12,143,566	14.05%
Supplier A	$7,129,030	8.25%
For the six months ended June 30, 2023
Supplier Name	Amount	% of Total Purchase
Supplier E	$8,863,575	20.16%
Supplier D	$6,281,696	14.29%
Supplier F	$3,324,542	7.56%

Quality Control and Food Safety

Quality Control Management

Quality control and product safety are crucial to our reputation and business. As a result, we, through the operating subsidiaries, implement strict quality control and product safety standards and measures throughout the entire processing process, covering the raw material supply chain, product processing, packaging, storage, and logistics, to ensure the safety and quality of our products. Our quality control team is responsible for developing, managing, and overseeing the implementation of our quality control system. As of the date of this prospectus, our quality control team consists of 7 members, all of whom are qualified in internal product quality testing.

Our quality control team reports to the general manager of the operating subsidiaries and is responsible for, among other things:

•        establishing and implementing quality standards for quality assurance;

•        developing product safety and quality assurance policies and management systems and ensuring their effective implementation;

•        taking all necessary measures, including training, education, and internal communication, to ensure compliance with all relevant laws, regulations, and standards;

•        regularly analyzing, evaluating, preventing, and managing potential product safety risks; and

•        overseeing the implementation of quality control measures.

The operating subsidiaries require employees to strictly adhere to our product safety and quality control measures and procedures, such as maintaining quality management records and promptly reporting to senior management.

As of the date of this prospectus, the operating subsidiaries have not encountered any significant complaints related to product quality.

We have obtained multiple international quality management certifications for our processing facilities, including:

•        ISO 22000:2018 Food Safety Management System Certificate: Since 2015, we have held the ISO 22000 certificate, which outlines the requirements for a food safety management system. It mandates that organizations demonstrate their ability to control food safety hazards throughout the food supply chain to ensure the safety of food when consumed by people.

•        Hazard Analysis and Critical Control Point (HACCP) System Certificate: Since 2017, our processing facilities have obtained HACCP certification. HACCP stands for Hazard Analysis and Critical Control Points, and it requires organizations to address food safety issues through biological, chemical, and physical hazard analysis and control, ranging from the production, procurement, and handling of raw materials to the manufacturing, distribution, and consumption of finished products.

We applied for these certifications by submitting applications to independent certification bodies and successfully completing their document reviews and on-site inspections. These certifications undergo regular independent audits by relevant certification bodies to ensure compliance. These certifications ensure that we have implemented stringent measures for food safety and quality, safeguarding the safety and consistency of our products. We will continue to maintain compliance with these international quality standards through regular audits.

Food Safety Management

We, through the operating subsidiaries, have established and continuously implemented a food safety management system that covers all stages of our operations. Since 2016, we, through the operating subsidiaries, have formed a Food Safety Task Force, consisting of members from various departments, such as production, quality control, research and development, sales and marketing, and procurement. This task force is responsible for developing, supervising, and implementing the food safety management system.

Raw Materials

The raw materials the operating subsidiaries use in our production are fresh meat, primarily including pork, followed by poultry, fish, and beef, as well as seasonings and packaging materials. The operating subsidiaries have implemented strict quality control measures for the procurement of these raw materials, primarily including supplier selection, quality testing and on-site inspection.

Production

The operating subsidiaries implement monitoring tools and procedures for key production processes. Our production team conducts regular inspections of various production processes to ensure they meet our required standards. If any anomalies are detected, the operating subsidiaries notify the management personnel of the production team and quality control team, who take appropriate actions.

Our quality control team conducts inspections and sampling tests during different production processes. The operating subsidiaries perform sampling tests on finished meat products.

Storage and Transportation

To maintain the high quality and food safety of our products, the operating subsidiaries produce our products based on customer orders received. Therefore, the operating subsidiaries do not maintain significant finished product inventory. The operating subsidiaries maintain storage conditions based on the nature of the raw materials and implement strict hygiene standards to prevent contamination and cross-contamination. The operating subsidiaries tightly control the inflow and outflow of the warehouse and unauthorized access is not permitted.

Given the perishable nature of our products, especially frozen meat products, the operating subsidiaries implement strict control over the transportation processes of our logistics providers. The operating subsidiaries require logistics providers to store our frozen meat products within specific temperature ranges. The operating subsidiaries distribute automatic temperature trackers to each logistics provider for record-keeping and real-time monitoring. The operating subsidiaries also conduct annual inspections of logistics providers to assess their performance.

Sales and Marketing

Our sales and marketing department is responsible for overseeing and managing the sales and marketing activities of the operating subsidiaries, as well as formulating marketing strategies to enhance product visibility, marketability, and brand recognition.

Our sales and marketing efforts primarily included sales and promotional activities conducted at individual sales points and large exhibitions, outdoor advertising campaigns, and advertising activities on television, social media, and third-party e-commerce platforms. To cater to the purchasing patterns of the younger generation and expand our customer base, we have strategically increased our marketing efforts on emerging online social media platforms.

We, through the operating subsidiaries, typically launch advertising campaigns in conjunction with the release of new products. In the future, we plan to intensify the promotion of our own brand through various marketing strategies to reinforce our market position. This includes leveraging “live streaming sales” and “fan economy” on various online social media platforms to cater to the buying habits of young consumers and expand our product coverage without geographical restrictions.

Licenses, Awards and Certificates

To lawfully operate our business in China, our operating subsidiaries have acquired the following permits and licenses as of the date of this prospectus:

Subsidiary	License/Permit	Valid Through
Wing Yip GD	Receipt of Pollution Discharge Registration for Fixed Pollution Sources (固定污染源排污登记回执)	April 23, 2025
Wing Yip GD	Food Production License	January 9, 2027
Wing Yip GD	Food and Drug Distribution License	January 15, 2024
Wing Yip GD (Guangzhou Dongwang Store)	Food Distribution License	June 20, 2026
Wing Yip GD (Xinguangming Shichang Store)	Food and Drug Distribution License	October 31, 2024
Wing Yip GD (Xiaolan Store)	Food and Drug Distribution License	January 24, 2024
Wing Yip GD (Shenzhen Haijixing Store)	Food and Drug Distribution License	May 30, 2024

Subsidiary	License/Permit	Valid Through
Wing Yip GD (Guzhen Store)	Food and Drug Distribution License	May 17, 2026
Wing Yip GD (Huangpu Store)	Registration for Operators Solely Selling Pre-Packaged Food	Long-term
Wing Yip GD (Kuchong Store)	Registration for Operators Solely Selling Pre-Packaged Food	Long-term

As an endorsement of the quality of the implementation of our processing processes, we have obtained the following certifications as of the date of this prospectus:

Award	Organization	Date of Conferment
The most popular cured meat brand in the Guangdong-Hong Kong-Macao region (粤港澳最受消费者喜爱腊味品牌)

China High-end Restaurant & Hotel Asian Leaders Summit, Guangdong Culinary Association, International 5-S Association, The Association for Hong Kong Catering Services Management LTD., The United Association of Food and Beverage Merchants of Macao, and “Guangdong Cuisine” Magazine

(中国高端餐饮酒店亚洲领袖峰会组委会，广东烹饪协会，国际五常法协会，香港餐务管理协会，澳门饮食业联合商会, 广东烹饪杂志社)

January 2015
Leading Agricultural Enterprise in Zhongshan City (中山市农业龙头企业)	People’s Government of Zhongshan City (中山市人民政府)	March 2017
Guangdong Time-Honored Brand (广东老字号)	Guangdong Time-Honored Brand Working Committee (广东老字号工作委员会)	July 2017
Guangdong Key Leading Enterprise in Agriculture (广东省重点农业龙头企业)	Guangdong Department of Agriculture and Rural Affairs (广东省农业农村厅)	December 2019
Guangdong Province Engineering Technology Research Center for Chinese-style Cured Meat Products (广东省中式腌制肉制品工程技术研究中心)	Department of Science and Technology of Guangdong Province (广东省科学技术厅)	March 2020
National Key Leading Enterprise in Agricultural Industrialization (农业产业化国家重点龙头企业)

Ministry of Agriculture and Rural Affairs of the People’s Republic of China, National Development and Reform Commission, Ministry of Commerce PRC, The People’s Bank of China, State Taxation Administration, China Securities Regulatory Commission, All China Federation of Supply and Marketing Cooperatives.

(农业农村部，国家发展与改革委员会，商务部，中国人民银行，国家税务总局，中国证券监督管理委员会，中华全国供销合作总社)

December 2021

Competition

The meat processing market is highly fragmented, and competition in this market tends to be regionalized due to customers’ localized food preferences. All of our meat products are sold in China. Our major competitors are international and domestic companies that produce and sell meat products in China. Our operating subsidiaries compete for customers primarily on the basis of the price and quality of their products, food safety, brand awareness and loyalty, responsiveness to customer demand and market trends, customer experience, the ability to accurately estimate sales quota and control inventory, production capacity, and operation and management of chain stores. For a discussion of competition-related risks, please see “Risk Factors — Risks Relating to Our Business and Industry — We face increasing competition in our business, which may adversely affect our market share and profitability.”

Intellectual Property

We regard our trademarks, patents, domain names, software copyrights, trade secrets, and similar intellectual property as critical to our success. We rely on a combination of trademark law and confidentiality and non-disclosure agreements to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

Trademarks

As of the date of this prospectus, Wing Yip GD has registered the brand name “Wing Yip,” (“荣业”) “Jiangwang,” (“匠王”) “Kuangke,” (“狂客”) and another three brand names under 21 trademarks, including one trademark in Hong Kong and 20 in mainland China. In addition to the registered trademarks, Wing Yip GD is in the process of applying for another two trademarks in mainland China. The following tables summarize these registered trademark registrations:

Trademarks Registered in Mainland China:

Registration Number	Category	Effective Period	Trademark Logo
1001082	29	05/07/2017 – 05/06/2027
7606629	29	11/21/2020 – 11/20/2030
17257615	29	08/28/2016 – 08/27/2026
17257723	29	08/28/2016 – 08/27/2026
21977158	29	01/07/2018 – 01/06/2028
21977356	29	01/07/2018 – 01/06/2028
21977548	29	01/07/2018 – 01/06/2028
22240904	29	01/28/2018 – 01/27/2028

Registration Number	Category	Effective Period	Trademark Logo
36800562	29	11/07/2019 – 11/06/2029
40189895	1	03/21/2020 – 03/20/2030
40207748	2	03/21/2020 – 03/20/2030
40198990	41	03/28/2020 – 03/27/2030
40199329	30	03/28/2020 – 03/27/2030
40183667	36	04/07/2020 – 04/06/2030
40197291	43	04/07/2020 – 04/06/2030

Registration Number	Category	Effective Period	Trademark Logo
40194262	40	05/28/2020 – 05/27/2030
40202536	5	06/14/2020 – 06/13/2030
40203848	7	06/28/2020 – 06/27/2030
40197192	29	04/21/2021 – 04/20/2031
47471550	29	05/07/2021 – 05/06/2031

Trademarks Registered in Hong Kong:

Registration Number	Category	Effective Period	Trademark Logo
304939294	29	08/20/2018 – 08/19/2028

Patents

As of the date of this prospectus, Wing Yip GD has registered 14 patents in mainland China. The following table summarizes these patent registrations:

	Patent Number	Patent Type	Application Date	Effective Period
1.	ZL 2013 1 0685188.3	Invention	12/13/2013	20 years
2.	ZL 2017 1 0376861.3	Invention	05/25/2017	20 years
3.	ZL 2017 1 0376939.1	Invention	05/25/2017	20 years
4.	ZL 2017 1 0376864.7	Invention	05/25/2017	20 years
5.	ZL 2019 2 0885087.3	Utility Model	06/13/2019	10 years
6.	ZL 2018 1 1546570.5	Invention	12/15/2018	20 years
7.	ZL 2017 1 1406974.X	Invention	12/22/2017	20 years
8.	ZL 2019 2 1059840.X	Utility Model	07/09/2019	10 years
9.	ZL 2019 2 0951322.2	Utility Model	06/24/2019	10 years
10.	ZL 2019 1 0453019.4	Invention	05/28/2019	20 years
11.	ZL 2019 1 0191739.8	Invention	03/14/2019	20 years
12.	ZL 2018 1 1133976.0	Invention	09/27/2018	20 years
13.	ZL 2018 1 0701856.X	Invention	06/29/2018	20 years
14.	ZL 2018 1 0701366.X	Invention	06/29/2018	20 years

Software Copyrights

As of the date of this prospectus, Wig Yip GD has registered 12 software copyrights in mainland China. The following table summarizes these software copyrights registrations:

	Registration Number	Software Name	Development Completion Date	Date of First Publication
1	2019SR0205544	Meat Products Warehouse Management Software V1.0 (肉制品仓库管理软件V1.0)	01/03/2016	01/04/2016
2	2019SR0206986	Automatic Sausage Cutting and Weighing Software V1.0 (腊肠成品自动切割称重软件V1.0 )	06/09/2016	06/10/2016
3	2019SR0205444	Processing Meat Raw Materials and Ingredients Control and Source Management Software V1.0 (加工肉类原、辅料控制及源头管理软件V1.0 )	11/16/2017	11/17/2017
4	2019SR0209582	Electric Meat Grinder Automatic Cleaning Software V1.0 (电动绞肉机自动清洗软件V1.0)	07/07/2017	07/08/2017

	Registration Number	Software Name	Development Completion Date	Date of First Publication
5	2019SR0207449	Fully Automated Meat Product Drying Control Software V1.0 (全自动肉制品烘干控制软件V1.0)	09/08/2016	09/09/2016
6	2019SR0207569	Frozen Meat Cold Storage State Monitoring Software V1.0 (冷冻肉冷藏状态监测软件V1.0)	11/30/2018	12/01/2018
7	2019SR0207453	Meat Product Quality Control Rapid Monitoring Software V1.0 (肉制品质量控制快速监测软件V1.0)	01/02/2019	01/03/2019
8	2019SR0207571	Intelligent Weighing Management Software for Meat Product Inbound and Outbound Operations V1.0 (肉食品出入库智能称重管理软件V1.0)	08/16/2018	08/17/2018
9	2019SR0205452	Frozen Meat Transport Scheduling and Management Software V1.0 (冷冻肉运输调度管理软件V1.0)	08/04/2017	08/10/2017
10	2019SR0207413	Meat Grinder Feeding Auger Speed Control Software V1.0 (绞肉机供料螺旋转速控制软件V1.0)	04/12/2018	04/13/2018
11	2020SR0402282	Rong Pork Pasture Management Software V1.5.8 (猪肉荣牧场软件V1.5.8)	03/28/2020	Not published yet
12	2023SR0195946	Rongye Pasture Game APP V1.0 (荣业牧场小游戏APP V1.0)	08/02/2022	Not published yet

Domain Names

As of the date of this prospectus, Wing Yip GD has registered three domain names, namely wingyip-food.com, 荣业食品.com and 荣业腊味.com in mainland China.

Employees

As of June 30, 2023, and December 31, 2022 and 2021, we had 465, 465, and 455 full-time employees, respectively. As of June 30, 2023, we had one full-time employee in Korea and 464 full-time employees in China. The following table sets forth the number of our full-time employees as of June 30, 2023:

Function:	Number
Management, Administration and Human Resources	29
Finance and Accounting	12
Procurement	5
Production	259
Research & Development	48
Quality Control	7
Sales and Marketing	105
Total	465

We enter into employment contracts and non-disclosure agreements with our full-time employees.

We believe that we maintain a good working relationship with our employees, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Facilities

We, through our operating subsidiaries, produce our products through a self-owned food processing plant with a total floor area of approximately 14,339 square meters, in Zhongshan City, Guangdong province, China.

Wing Yip GD currently operates 7 stores in Guangdong Province, China, with an average floor area of 108.73 square meters of each store, and an average monthly rent of RMB3,212.29. The operating subsidiaries lease all these store spaces from third-party individuals and corporations. The following table shows the information of the stores as of the date of this prospectus:

	Store	City	Annual Rent (RMB)		Lease Valid Term	Size (Square Meters)	Opened
1	Xiaolan***	Zhongshan	20,160		Until 04/30/2024	87.36	02/23/2018
2	Guangzhou Dongwang	Guangzhou	48,000		Until 09/30/2024	25	02/14/2019
3	Huangpu	Zhongshan	90,000		Until 08/15/2026	500	07/30/2016
4	Kuchong	Zhongshan	39,312	*	Until 08/31/2026	39	07/30/2016
5	Guzhen***	Zhongshan	24,000		Until 01/09/2024	50	04/04/2018
6	Xinguangming Shichang***	Zhongshan	12,360		Until 07/31/2024	9.75	09/11/2019
7	Shenzhen Haijixing	Shenzhen	36,000	**	Until 08/15/2024	50	05/06/2019

____________

*        The rent will increase 5% for every two years.

**      The rent will increase 5% annually.

***    The leases for those stores will expire within 9 months from the date of this prospectus. We expect to renew those leases upon expiration.

Our subsidiary, Wing Yip HN, leases a factory in Haikou City, Hainan for meat products processing and storage, with a floor area of 380 square meters and monthly rent of RMB5,700, until July 31, 2024.

We believe that the food processing plant that we own and the stores that we currently lease are adequate to meet our needs for the foreseeable future.

To expand our production capacity, we have initiated plans to construct additional baking and packaging production lines starting in 2023. The estimated total floor area for this expansion is approximately 5,000 square meters. The expansion will take place on the vacant area adjacent to our existing food processing plant located in Zhongshan City, Guangdong Province. We expect that such construction will be completed by the end of 2024.

Insurance

To mitigate risks across different aspects of our operations and to ensure comprehensive coverage, we maintain various insurance policies and we believe the insurance coverage we maintain is in line with industry norms. As of the date of this prospectus, we maintain product liability insurance, employer’s liability insurance, a small loan guarantee insurance for a loan of RMB3 million, and various insurance for the vehicles that the operating subsidiaries own.

Environmental Matters

Our production generates wastewater, solid waste, and other industrial waste at various stages of the processing process. All of our processing facilities underwent necessary environmental impact assessments during the initial construction phase, and relevant environmental protection equipment was installed. They also passed final inspections by government agencies before commercial production commenced.

We have been in compliance with state and local laws and regulations relating to the environment as of the date of this prospectus and have not experienced any material adverse effects upon our capital expenditures, earnings, or competitive position with respect to environmental compliance and we do not anticipate any material adverse effects in the future based on the nature of our future operations. As of the date of this prospectus, none of the operating subsidiaries have received any notifications of noncompliance of any environmental regulations from relevant governmental authorities in mainland China.

Seasonality

During the past financial reporting periods, we did not experience any material seasonality in our business. However, our performance in a specific financial period may not necessarily represent the expected performance in other financial periods. Additionally, there are several factors that could contribute to fluctuations in our performance over certain periods, including overall demand for our products, timing of new product launches and quantity of new products, as well as our production capacity and utilization rate.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

REGULATIONS

Mainland China

The discussion below sets forth a summary of the principal laws, regulations, and rules relevant to our business and operations in mainland China.

Regulations on Food Production and operation

Regulatory Framework

In accordance with the Food Safety Law of the PRC (the “Food Safety Law”), as effective on June 1, 2009, and latest amended on April 29, 2021, a person who engages in food production and operation shall obtain the relevant food production and/or operation license in accordance with the law. The Implementation Rules of the Food Safety Law (the “Implementation Rules”), which further specifies the detailed measures to be taken by and conformed to food producers and business operators in order to ensure food safety, were promulgated on July 20, 2009 and came into effect on the same date, and were amended on February 6, 2016 and March 26, 2019 (the “Revised Implementation Rules”), respectively. The Revised Implementation Rules, which came into effect on December 1, 2019, introduce extra regulatory measures such as conducting random supervisory checks, improving the food safety violation reporting reward system, and establishing a blacklist system for food producers and business operators with serious food safety violations and a joint punishment mechanism against discreditable acts. The Revised Implementation Rules ascertain the primary responsibility of food producers and operators for food safety, detail the responsibilities of principals of enterprises, standardize the food storage and transportation requirements, forbid false publicity of food, and optimize the administrative system for special food. The Implementation Rules also provide for strict legal liabilities for violating food safety-related laws and regulations.

In accordance with the Food Safety Law and the Revised Implementation Rules, with the purpose of guaranteeing food safety and safeguarding the health and life safety of the public, mainland China sets up a system of the supervision, monitoring and appraisal on the food safety risk, compulsory adoption of food safety standards, operating standards for food production, food inspection, food export and import and food safety accident response.

The Food Safety Law sets out, as penalties for violation, various legal liabilities in the form of warnings, orders to rectify, confiscations of illegal gains, confiscations of utensils, equipment, raw materials and other articles used for illegal production and operation, fines, recalls and destructions of food in violation of laws and regulations, orders to suspend production and/or operation, revocations of production and/or operation license, and even criminal punishment.

A food recall system is established under the Food Safety Law and the Revised Implementation Rules. Where a food producer or trader finds that food it has produced or sold does not comply with relevant food safety standards, it shall immediately cease the production or trade thereof and notify the relevant producers, traders and consumers. The food producer or trader shall maintain records of the recall and notification procedures and report the recall and treatment to the relevant authorities.

Food Production License

The Measures for the Administration of Food Production Licensing, which were promulgated on April 7, 2010, by the General Administration of Quality Supervision, Inspection and Quarantine and came into effect on June 1, 2010, and amended on August 31, 2015, November 17, 2017 and January 2, 2020, provide that any enterprise engaging in food production activities must obtain a food production license. Food production licensing shall be subject to the principle of one license for one enterprise, that is, the same food producer engaged in food production activities shall obtain one food production license. Departments for market regulation shall implement classified licensing for food production in accordance with the risk degrees of food and in light of such factors as raw materials and processes of food.

The State Administration for Market Regulation (the “SAMR”) shall be responsible for the supervision and guidance of food production licensing administration nationwide. Local market regulatory departments at and above the county level shall be responsible for the supervision and administration of food production licensing within their respective administrative regions. The food production license shall be valid for five years. Food producers shall hang or place their food production license originals in prominent places of their production sites.

As of the date of this prospectus, Wing Yip GD has obtained valid food productions license in compliance with the relevant mainland China laws.

Food Distribution License and Record-Filing

On August 31, 2015, China Food and Drug Administration (the “CDA”) promulgated the Administrative Measures for Food Operation Licensing, which was later amended on November 17, 2017. Based on the Administrative Measures for Food Distribution Licensing, a food distribution license shall be obtained in accordance with the law to engage in food selling and catering services within mainland China. The principle of one license for one site shall also apply to the licensing for food distribution. Food and drug administrative authorities shall implement classified licensing for food distribution according to food operators’ types of distribution and the degree of risk of their distribution projects. The license is valid for five years. Food distributors shall hang or place their food distribution license originals in prominent places of their operation sites.

Based on the Food Safety Law (Amended in 2021), those operating in food sales and/or catering services shall obtain a permit. However, the sale of edible agricultural products and the sale of pre-packaged food only are not subject to a permit. Where only pre-packaged food is sold, it shall be filed with the local food safety regulatory department of the local people’s government at or above the county level for the record. On June 15, 2023, the SAMR released the Administrative Measures for Food Distribution Licensing and Record-Filing (“Food Distribution Licensing and Filing Measures”), which will become effective on December 1, 2023, and replaced the Administrative Measures for Food Distribution Licensing. The Food Distribution Licensing and Filing Measures further detail the licensing and the record-filing system.

As of the date of this prospectus, Wing Yip GD and its seven stores engaging in the sale of food have obtained valid food distribution licenses and/or completed the relevant record-filings as required by mainland China laws.

Food Recall System

The Administrative Measures for Food Recalls, which was promulgated by the CDA on March 11, 2015, effective on September 1, 2015, and later amended on October 23, 2020, stipulate the details of administration on unsafe food in mainland China, including cease of product and/or operation, recall, and disposals of such unsafe food. Pursuant to the Administrative Measures for Food Recalls, a food producer or business operator shall assume primary responsibilities for food safety, by establishing a sound management system, collecting and analyzing food safety information and performing legal duties of the cease of production and operation of as well as recall and disposal of unsafe food. Further, where the food producer or business operator fails to forthwith cease production or business operation, to make a voluntary recall, to start a recall within the prescribed time limit, to recall according to its recall plan or to dispose of unsafe food as required, the local administration for market regulation shall give a warning and concurrently impose a fine of not less than RMB10,000 but not more than RMB30,000.

As of the date of this prospectus, the Company and its PRC subsidiaries have not initiated any food recall voluntarily or as required by the competent mainland China authorities.

Regulations on Product Quality and Consumer Protection

Product Quality Law

According to the Product Quality Law of the PRC effective on September 1, 1993 and amended on July 8, 2000, August 27, 2009 and December 29, 2018, respectively, producers are liable for the quality of the products they produce. Where anyone produces or sells products that do not comply with the relevant national or industrial standards safeguarding the health and safety of persons and property, the relevant authority will order such person to suspend production and/or sales, confiscate the products, impose a fine of an amount higher than the value of the products and less than three times of the value of the products, confiscate illegal gains (if any) as well as revoke the business license of the producer in severe cases. Where the activities constitute a crime, the offender will be prosecuted in accordance with the Criminal Law of the PRC.

Consumer Protection Law

The Consumer Protection Law of the PRC was promulgated by the SCNPC on October 31, 1993, amended on August 27, 2009 and October 25, 2013, sets out standards of behavior for business operators in their dealings with consumers, including, among others, (i) compliance of goods and services with the Product Quality Law and other relevant laws and regulations; (ii) accurate information concerning goods and services and the quality and use of such goods and services; (iii) issuance of receipts to consumers in accordance with relevant national regulations, business practices or upon customer request; (iv) ensuring the actual quality and functionality of goods or services are consistent with advertising materials, product descriptions or samples; (v) assumption of the responsibilities related to repairing, replacing, returning or other liability in accordance with national regulations or any agreements with the consumer; and (vi) not stipulating unreasonable or unfair terms for consumers and not excluding themselves from civil liability to undermine the legal rights and interests of consumers.

Regulations on Environmental Protection

The Environmental Protection Law of the PRC (the “Environmental Protection Law”) was promulgated and effective on December 26, 1989, and amended on April 24, 2014, under which any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation, and other hazards produced during such activities. The Environmental Protection Law makes it clear that the legal liabilities of any violation of said law include warning, fine, rectification within a time limit, compulsory cease operation, compulsory reinstallation of dismantled installations of the prevention and control of pollution or compulsory reinstallation of those left idle, compulsory shutout or closedown, or even criminal punishment. Any person or entity that pollutes the environment resulting in damage could also be held liable under the PRC Civil Code. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Pursuant to the Regulations on the Administration of Pollutant Discharge Permits, adopted by the State Council on December 9, 2020, and effective on March 1, 2021, pollutant discharging entities are subject to the classified management of pollutant discharge permits based on the factors such as the amount of pollutants produced and discharged, extent of impact on the environment. According to the relevant regulations of the “the List of Classification Management of Emission Permit for Fixed Source of Pollution (2019 Edition),” key management, simplified management, and registration management of pollutant discharge permit have been implemented. For pollutant discharging entities that produce and discharge a relatively small amount of pollutants or have a relatively little impact on the environment, the simplified management of pollutant discharge permits shall be implemented. Further, under the Measures for Pollutant Discharge Permitting Administration (For Trial Implementation) promulgated by the Ministry of Ecology and Environment on January 10, 2018 and amended on August 22, 2019, a pollutant discharging entity shall hold a pollutant discharge permit as legally required and discharge the pollutant as provided in the pollutant discharge permit. Without a required pollutant discharge permit, no pollutant may be discharged. Where the discharge of pollutants violates the provisions of the pollutant discharge permit, the environmental protection authority at or above the county level shall order it to take corrective actions, carry out production in a limited manner, or suspend production for rectifications and fine it RMB100,000 up to RMB1,000,000.

As of the date of this prospectus, Wing Yip GD has completed the pollution discharge registrations for fixed pollution sources, as their productions are deemed to be producers and dischargers of a relatively small amount of pollutants or having a relatively little impact on the environment as stipulated by the relevant mainland China laws. As of the date of this prospectus, none of the operating subsidiaries have received any notifications of noncompliance of any environmental regulations from relevant governmental authorities in mainland China.

Laws and Regulations on Labor and Work Safety

Labor Contract Law

According to the Labor Contract Law of the PRC (the “Labor Contract Law”), which was implemented on January 1, 2008 and amended on December 28, 2012, an employer establishes an employment relationship with an employee from the date when the employer puts the employee to work. Written labor contract shall be concluded in the establishment of an employment relationship. Enterprises and institutions are forbidden to force the laborers to work beyond the time limit and the employers shall pay employees overtime working compensation in accordance with national regulations. In addition, the labor wages shall not be lower than local standards on minimum wages and shall be paid to the laborers timely. According to the Labor Law of the PRC effective as of January 1, 1995, as amended on August 27, 2009 and December 29, 2018, the employer shall establish and perfect its system for labor safety and sanitation, strictly abide by State rules and standards on labor safety and sanitation, educate laborers in labor safety and sanitation, prevent accidents in the process of labor, and reduce occupational hazards. Labor safety and sanitation facilities shall meet State-fixed standards.

Regulations on Social Insurance and Housing Provident Fund

According to the Social Insurance Law of the PRC effective as of July 1, 2011 and as amended on December 29, 2018, the Regulations on Occupational Injury Insurance effective as of January 1, 2004 and as amended on December 20, 2010, the Interim Measures concerning the Maternity Insurance for Enterprise Employees effective as of January 1, 1995, the Interim Regulations concerning the Levy of Social Insurance effective as of January 22, 1999 and as amended on March 24, 2019 and the Regulations concerning the Administration of Housing Provident Fund effective as of April 3, 1999, and amended on March 24, 2002 and March 24, 2019, enterprises and institutions in mainland China shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance and medical insurance, as well as housing fund and other welfare plans.

Work Safety Law

According to the Law on Work Safety of the PRC effective on November 1, 2002, and amended on August 27, 2009, August 31, 2014 and June 10, 2021 respectively, production and operation units must strengthen work safety management, establish and improve their work safety responsibility systems and work safety polices and rules, enhance work safety conditions and promote work safety standardization. The state shall apply an accountability enforcement system to work safety accidents, and the persons liable for such accidents shall be subject to legal liability. If the company fails to comply with the provisions of the Law on Work Safety, the supervisory authority on production safety may issue a rectification order, impose a fine, order the company to cease production and operation, or revoke the relevant permit.

Laws and Intellectual Property Rights

Trademark Law

Trademarks are protected by the Trademark Law of the PRC, which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019, respectively, as well as the Implementation Regulation of the Trademark Law of the PRC adopted in 2002 and amended in 2014 by the State Council. The Trademark Office of China National Intellectual Property Administration handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The Trademark Law of the PRC has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Domain Names

In accordance with the Measures for the Administration of Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology (the “MIIT”) on August 24, 2017 and came into effect on November 1, 2017, and the Implementing Rules for the Registration of National Top-level Domain Names, which was promulgated and took effective on June 18, 2019, by China Internet Network Information Center, domain name registrations are handled through domain name service agencies established under relevant regulations, and an applicant becomes a domain name holder upon successful registration.

In accordance with the Notice from the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services, which was promulgated by the MIIT on November 27, 2017 and came into effect on January 1, 2018, Internet access service providers shall verify the identity of each Internet information service provider, and shall not provide services to any Internet information service provider which fails to provide real identity information.

Patent Law

The Patent Law of the PRC, which was promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, and its implementation rules, which was promulgated by the State Council on June 15, 2001 and amended on December 28, 2002 and January 9, 2010, provide for three types of patents, “invention,” “utility model” and “design.” “Invention” refers to any new technical solution relating to a product, a process or improvement thereof; “utility model” refers to any new technical solution relating to the shape, structure, or their combination, of a product, which is suitable for practical use; and “design” refers to any new design of the shape, pattern, color or the combination of any two of them, of a product, which creates an aesthetic feeling and is suitable for industrial application. The duration of a patent right for “invention” is twenty years, and the duration of a patent right for “utility model” or “designs” is ten years, from the date of application.

Copyright

Pursuant to the Copyright Law of the PRC amended by the SCNPC on November 11, 2020, and coming into effect on June 1, 2021, Chinese citizens, legal persons or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software created in writing or oral or other forms. A copyright holder shall enjoy a number of rights, including the right of publication, the right of authorship and the right of reproduction.

Pursuant to the Measures for the Registration of Computer Software Copyright promulgated by the National Copyright Administration on February 20, 2002 and the Regulation on Computers Software Protection amended by the State Council on January 30, 2013 and coming into effect on March 1, 2013, the National Copyright Administration is mainly responsible for the registration and management of software copyright in mainland China and recognizes the China Copyright Protection Center as the software registration organization. The China Copyright Protection Center shall grant certificates of registration to computer software copyright applicants in compliance with the regulations of the Measures for the Registration of Computer Software Copyright and the Regulation on Computers Software Protection.

Regulations on Foreign Investment

Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 edition) (the “Negative List”) jointly issued by the National Development and Reform Commission of the PRC (the “NDRC”) and the Ministry of Commerce of the PRC (the “MOFCOM”) on December 27, 2021, processing, sales and distribution of traditional preserved meat products, snack products and frozen meat products does not fall into the Negative List.

The Foreign Investment Law of the PRC (the “Foreign Investment Law”,) was adopted by the National People’s Congress of the PRC (the “NPC”) on March 15, 2019, which shall come into force as of January 1, 2020. Under the Foreign Investment Law, the State shall implement the management systems of pre-entry national treatment and a negative list for foreign investment, and shall give national treatment to foreign investment beyond the Negative List.

On December 30, 2019, the MOFCOM and the SAMR promulgated the Measures for the Reporting of Foreign Investment Information, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures on the Record-filing of the Incorporation and Changes of Foreign-invested Enterprises. Since January 1, 2020, for carrying out investment activities directly or indirectly in mainland China, the foreign investors or foreign-invested enterprises shall submit investment information to the commerce authorities pursuant to these measures.

Regulations on Mergers & Acquisitions and Overseas Listings

On August 8, 2006, six mainland China regulatory agencies, including the CSRC, MOFCOM, the State-owned Assets Supervision and Administration Commission, the SAT, the State Administration of Industry and Commerce and SAFE, adopted the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise, when the foreign investors establish a foreign-invested enterprise in mainland China, purchase the assets of a domestic company and operate the assets, or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. As for merger and acquisition of a domestic company with a related party relationship by a domestic company, enterprise or natural person in the name of an overseas company legitimately incorporated or controlled by the domestic company, enterprise of natural person, such merger and acquisition shall be subject to examination and approval of MOFCOM. The parties involved shall not use domestic investment by foreign investment enterprises or other methods to circumvent the requirement of examination and approval.

Pursuant to the Manual of Guidance on Administration for Foreign Investment Access, which was issued and became effective on December 18, 2008 by MOFCOM, notwithstanding the fact that (i) the domestic shareholder is connected with the foreign investor or not, or (ii) the foreign investor is the existing shareholder or the new investor, the M&A Rules shall not apply to the transfer of an equity interest in an incorporated foreign-invested enterprise from the domestic shareholder to the foreign investor.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection.

On February 17, 2023, the CSRC promulgated the Trial Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Administrative Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Administrative Measures within three business days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

The Trial Administrative Measures establish a list outlining the circumstances where a mainland China enterprise is prohibited from offering and listing securities overseas, and the CSRC has the authority to block offshore listings, including that : (i) are explicitly prohibited by laws; (ii) may endanger national security as determined by relevant competent departments under the State Council; (iii) involve criminal offenses that disrupting China’s economy such as corruption, bribery, embezzlement, or misappropriation of property by the issuer, the controlling shareholder, and/or actual controller in the recent three years; (iv) involve the issuer under investigations for suspicion of criminal offenses or major violations of laws and regulations; or (v) involve material ownership disputes over the shares held by the controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. An issuer seeking direct or indirect overseas listing is also required to undergo national security review or obtain clearance from relevant authorities, if necessary, before making any application with overseas regulator or listing venue. Where an overseas securities regulator investigates and collects evidence relating to the overseas offering and listing of a mainland China enterprise and related activities, and requests the CSRC for cooperation in accordance with the cross-border supervision and management cooperation mechanism, the CSRC may provide necessary assistance according to law and based on the principle of reciprocity. Our application for listing on Nasdaq does not fall under the circumstance that such overseas listing is prohibited by the Trial Administrative Measures, nor do we need to undertake the review such as security review or clearance approval from relevant authorities.

On February 24, 2023, the CSRC, together with the Ministry of Finance, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration in Overseas Issuance and Listing of Securities (the “Provisions”) issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions came into effect on March 31, 2023, together with the Trial Administrative Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Administrative Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company or our subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other mainland China laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Regulations on Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside mainland China, unless prior approval of the State Administration of Foreign Exchange (the “SAFE”) is obtained and prior registration with SAFE is made. The Circular of the SAFE on Printing and distributing the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents was promulgated in May 2013 and amended in October 2018 and December 2019, which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

In July 2014, the SAFE promulgated the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles (the “SAFE Circular 37”). Subject to the SAFE Circular 37, domestic resident, individuals or institutions, are required to register with the bureau of foreign exchange administration before they invest in special purpose vehicles with legitimate assets or equity interests inside and outside mainland China. Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions imposed on the subsequent foreign exchange activities of the relevant domestic residents, including the remitting back of dividends and profits. Domestic residents who invest special purpose vehicles with legitimate assets or equity interests inside and outside mainland China prior to the implementation of the SAFE Circular 37, but fail to conduct the foreign exchange registration of overseas investments shall submit explanatory statement and state the reasons to the bureau of foreign exchange administration. The bureau of foreign exchange administration may allow complementary registration under the principles of legality and legitimacy. In the event of any violation of foreign exchange regulations by domestic residents who apply for the foresaid complementary registration, administrative penalty would be imposed in accordance with relevant laws.

According to the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (the “SAFE Notice 13”), which was promulgated on February 13, 2015 and became effective on June 1, 2015, the above mentioned registration under SAFE Circular 37 will be handled directly by the bank that has obtained the financial institution identification codes issued by the foreign exchange regulatory authorities and that has opened the capital account information system at the foreign exchange regulatory authority in the place where it is located and the foreign exchange regulatory authorities shall perform indirect regulation over the direct investment-related foreign exchange registration via banks.

The Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment (the “SAFE Circular 28”) was promulgated and became effective on October 23, 2019. According to the SAFE Circular 28, non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments using their capital if the domestic investment projects are in compliance with the prevailing special administrative measures for access of foreign investments and relevant regulations.

Korea

Since our Ordinary Shares are listed on KRX, our Ordinary Shares and the ADSs to be issued in this offering are also subject to certain Korean foreign exchange controls and securities regulations.

General

The Foreign Exchange Transaction Act of Korea and the Presidential Decree and regulations under such Act and Decree, which we refer to collectively as the “Foreign Exchange Transaction Laws”, regulate investments in Korean securities (including KRW securities, such as our Ordinary Shares and KRW linked securities, such as the ADSs) by non-residents and issuances of securities outside Korea by Korean companies. Non-residents may invest in Korean securities pursuant to the Foreign Exchange Transaction Laws. The Financial Services Commission has also adopted, pursuant to its authority under the Financial Investment Services and Capital Markets Act of Korea (the “FSCMA”), regulations that regulate investments by foreigners in Korean securities and issuances of securities outside Korea by Korean companies.

Subject to certain limitations, the Ministry of Economy and Finance has the authority to take the following actions under the Foreign Exchange Transaction Laws:

•        if the Korean government deems it necessary on account of war, armed conflict, natural disaster, grave and sudden and significant changes in domestic or foreign economic circumstances, or similar events or circumstances, the Ministry of Economy and Finance may (i) temporarily suspend payment, receipt, or performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange), (ii) impose an obligation to deposit, safe-keep, or sell precious metal or any means of payment to The Bank of Korea, a foreign exchange equalization fund, or certain other governmental agencies or financial companies, or (iii) require resident creditors to collect and recover debts owed by non-resident debtors and to retrieve them to Korea; and

•        if the Korean government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries is likely to adversely affect its currency policies, exchange rate policies or other macroeconomic policies, the Ministry of Economy and Finance may take action to require any person who intends to effect a capital transaction to obtain permission or to require any person who effects a capital transaction to deposit a portion of the means of payment acquired in such transaction with The Bank of Korea, a foreign exchange equalization fund, or certain other governmental agencies or financial companies.

Government review of issuances of ADSs

In order for us to issue Ordinary Shares or ADSs, we are required to submit a report to the Ministry of Economy and Finance with respect to the issuance of such Ordinary Shares or ADSs as KRW securities or KRW linked securities prior to and after such issuance. The Ministry of Economy and Finance may at its discretion direct us to take necessary measures to avoid exchange rate fluctuations in connection with its acceptance of the report of our issuance of the Ordinary Shares or the ADSs.

Under current Korean laws and regulations, in order for the depositary to accept for deposit any existing Ordinary Shares from holders of the Ordinary Shares, other than from us, for the purpose of issuing ADSs representing such Ordinary Shares, the depositary would be required to obtain our prior consent if the number of Ordinary Shares to be deposited for the purpose of issuing such ADSs exceeds that of the Ordinary Shares already withdrawn from the ADS facility.

Restrictions applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs. Persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for any newly issued shares of ours and participate in free distributions and receive dividends on shares without any further governmental approval. In addition, we are required to file a securities registration statement with the Financial Services Commission and such securities registration statement has to become effective pursuant to the FSCMA in order for us to issue shares represented by ADSs, except in certain limited circumstances.

Restrictions applicable to shares

The Ordinary Shares must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks, investment dealers or brokers (which may include a Korean securities company and a non-Korean securities company’s branch office in Korea), the Korea Securities Depository, asset management companies, and internationally recognized custodians are eligible to act as a custodian of such shares for a non-resident or foreign investor. A custodian acting for a non-resident or foreign investor must deposit the shares with the Korea Securities Depository. However, a foreign investor may be exempted from such deposit requirement with the approval of the Governor of the Financial Supervisory Service (the “Governor”) in circumstances where its compliance with such requirement is impracticable, including cases where such compliance would contravene the laws of its home country.

A foreign investor may appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks, investment dealers or brokers (which may include Korean securities companies and Korean branch offices of non-Korean securities companies), asset management companies, and internationally recognized foreign custodians. Generally, a foreign investor may not allow any person, other than its standing proxy, to exercise any rights associated with its shares or perform any tasks related to such shares on its behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in circumstances where such compliance is impracticable, including cases where such compliance would contravene the laws of its home country.

No governmental approval is required for a foreign investor to receive any dividends or sales proceeds in Korean Won of any shares listed in a Korean company which are to be paid, received, and retained in Korea. Such dividends or sales proceeds received by such foreign investor may be deposited in a Korean Won account established with such investor’s investment dealer or investment broker or its Korean Won account established with a foreign exchange bank. Funds in such foreign investor’s Korean Won account may be transferred to its foreign currency account in Korea or withdrawn for investing in shares in any Korean company (including the Company) and other limited purposes.

Investment dealers and investment brokers are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, investment dealers and investment brokers may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Korean Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

MANAGEMENT

Set forth below is information concerning our directors, executive officers, and other key employees.

The following individuals are members of the board of directors and executive management of the Registrant.

Name	Age	Position(s)
Xiantao Wang	39	Director and Chairman of the Board of Directors
Tingfeng Wang	41	Director, Chief Executive Officer
Haobo Ye	48	Chief Financial Officer
Hojin Kim	37	Independent director
Yang Chen	39	Independent director
Nanlong Liu	41	Independent director

The following is a brief biography of each of our executive officers and directors:

Mr. Xiantao Wang has been a director and the chairman of the board of directors of Wing Yip since April 2015. He has also been the chairman of the board of directors of Wing Yip GD since November 2014. Prior to his current roles, Mr. Wang served as the sales manager at Wing Yip GD from December 2010 to March 2012, and the general manager at Wing Yip GD from April 2012 to November 2014. Mr. Wang received his Bachelor’s degree in International Economics and Trade from Zhongkai College of Agriculture and Engineering in China in July 2007.

Ms. Tingfeng Wang has been a director of Wing Yip since December 2016 and the Chief Executive Officer of Wing Yip since January 2023. She has also held different roles, including human resources and administration manager, director, assistant to the chairman of board of directors, IPO affairs manager, and manager of corporate development department at Wing Yip GD since December 2013. She obtained her Bachelor’s degree in Human Resource Management & Industrial Relations and International Business from Victoria University of Wellington in New Zealand in December 2006.

Mr. Haobo Ye has been the Chief Financial Officer of Wing Yip since July 2020. He has also served as chief financial officer of our subsidiary, Wing Yip GD, since July 2020 and a director of Wing Yip GD since December 2014. From June 2016 to June 2020, Mr. Ye served as the warehouse manager and financial advisor of Wing Yip GD. From December 2010 to November 2014, Mr. Ye served as the legal representative of Wing Yip GD. He obtained his associate degree in Finance Management from Baoding Vocational and Technical College in China in June 2000.

Mr. Hojin Kim has been an independent director at Wing Yip since April 2023. He served as non-executive director at Wing Yip from October 2018 to March 2023. He has also served as the deputy head of the IPO team of the investment banking department at Eugene Investment and Securities Co, Ltd. (KOSPI:001200) since August 2010. Mr. Kim obtained his Bachelor’s degree in International Economy and Trade from Shanghai Jiao Tong University in China in July 2009.

Mr. Yang Chen has been an independent director of Wing Yip since [    ]. Mr. Chen founded Shenzhen 0086 Digital Technology Limited and has served as its CEO and executive director since January 2022. His prior experience includes serving as a director and executive vice president of Yunnan Natural Roots Bio-Tech Limited from June 2020 to December 2021, and as a director and executive vice president of Shenzhen Blooming Creative Investment Limited, from July 2016 to April 2020. Prior to that, from February 2015 to June 2016, he held the position of vice president at Shenzhen Nanjiquan Culture Limited, and the executive vice president at Saudi Investment Limited from June 2013 to December 2014. From December 2008 to June 2013, Mr. Chen served as the senior project manager in the investment banking departments of two financial institutions, including CASH Financial Services Group Limited and IVY Investment Limited. Mr. Chen received his Bachelor’s degree in Accounting and Finance from the University of Bradford in the U.K. in July 2005. He received his Master’s degree in Accounting and Finance from The University of Manchester in the U.K. in September 2006.

Mr. Nanlong Liu has been an independent director of Wing Yip since [    ]. Mr. Liu has served as general manager and executive director of Ruanxun (Xiamen) Financial Management Co, Ltd. since August 2022. His prior experience includes serving as audit director of Xiamen Zongheng Group Co, Ltd. from March 2014 to August 2022, and as audit supervisor of Xiamen Comfort Sci&Tech Group Co Ltd (stock code: 002614) (prior name: Xiamen Mengfali Technology Group Co, Ltd.), a company listed on Shenzhen Stock Exchange, from March 2012 to March 2014. Prior to that, from March 2010 to February 2012, he held the position of audit specialist at LeXiang (China) Investment Management Co, Ltd., and lead accountant at Neimenggu Little Sheep Catering Chain Co, Ltd. Xiamen Branch from July 2005 to March 2009. Mr. Liu received his Bachelor’s degree in Accounting from Fuzhou University in China in December 2005. He is a certified public accountant in China.

The shareholders of the Company may, by ordinary resolution, appoint a person to be a director of the Company either as an additional director or to fill a casual vacancy. Our board of directors may from time to time appoint a person as a director of the Company where a maximum number of directors has been determined by our shareholders and the shareholders have authorized our board of directors to appoint additional directors, as an additional director of the Company. In the event that the number of directors may fall under the minimum number of three (3) due to the expiration of the term of or voluntary resignation by a director or directors, the board shall forthwith call a general meeting to elect new director(s) who will fill the vacancy and such termination or resignation of a director(s) shall not be effective until the Company elects such new director(s) by ordinary resolution of the general meeting. Our officers are appointed by and serve at the discretion of our board of directors. Our articles of association provides that each director shall retire from office at least once every three (3) years. However, a retiring director is eligible for re-election at the meeting at which he retires. A director who was appointed by the board of directors holds office until the next annual general meeting of the Company at which time such director shall retire and is eligible for re-election at that meeting. Our directors hold office until such time as they die, resign, retire, or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated if, among other things, the director resigns in writing, becomes bankrupt or has a receiving order made against him/her or suspends payment or makes any arrangement or composition with his/her creditors, or is found to be or becomes of unsound mind.

For additional information, see “Description of Share Capital — Election and Removal of Directors.”

Family Relationships

Our director, Mr. Xiantao Wang, is the biological brother of our director Ms. Tingfeng Wang.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our articles of association provide that our board of directors shall consist of not less than three directors (at least one-fourth of the directors be comprised of independent non-executive director) and that shareholders may from time to time by ordinary resolution at a general meeting determine the maximum number of directors. Our board of directors consists of five directors, three of whom are “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Our board of directors is responsible for formulating strategy, corporate and capital structure, overseeing financial reporting and auditing, external communication, board appointments, compensation policy and maintenance of corporate governance standards. The board of directors is also responsible for ensuring that the necessary internal control mechanisms are in place to identify business, financial and operating risks and developing adequate structures and policies to mitigate those risks.

Duties and Functions of Directors

Under Hong Kong law, our directors owe fiduciary duties to our Company, including a duty to act in good faith in our best interests, a duty to exercise powers for a proper purpose, a duty to avoid conflicts between personal interests and our interests and a duty not to make secret profits. The Companies Ordinance also codifies directors’ duties of care, skill and diligence, which reflects a mixed objective and subjective test for the standard in carrying out a director’s duty to exercise reasonable care, skill and diligence. In deciding whether a director has breached his or her duties, both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the functions of the director of the company (the objective test) and the general knowledge, skill and experience of that particular director (the subjective test) have to be considered.

If a director fails to comply with his or her duties, he or she may be liable to civil or criminal proceedings and may be disqualified from acting as a director. We have the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our Articles of Association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) recommending the declaration of dividends, and (iii) appointing officers and determining their terms of offices and responsibilities.

Terms of Directors and Executive Officers

Our articles of association provide that each director shall retire from office at least once every three years. However, a retiring director is eligible for re-election at the meeting at which he retires. A director who was appointed by the board of directors holds office until the next annual general meeting of the Company at which time such director shall retire and is eligible for re-election at that meeting. All of our executive officers are appointed by, and serve at the discretion of, our board of directors.

Qualification

Our directors are not required under our articles of association to hold any shares of our Company by way of qualification.

Employment Agreements and Indemnification Agreements

Prior to the closing of this offering, we will enter into employment agreements with each of our executive officers. Pursuant to employment agreements, the form of which is filed as Exhibit 10.1 to this Registration Statement, we will agree to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term, and payment of cash compensation and benefits shall become payable when the Company becomes a public reporting company in the U.S. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Compensation of Directors and Executive Officers

For the fiscal years ended December 31, 2022, and 2021, we paid an aggregate of US$239,322.34 and US$237,706.95, as compensation to our executive officers, respectively, and we paid an aggregate of US$20,805.47 and US$18,602.34 to our directors as yearly directors’ fees. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our operating subsidiaries in mainland China are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

Insider Participation Concerning Executive Compensation

Our current board of directors, which comprises of three directors, has been making all determinations regarding executive officer compensation from the inception of the Company.

Committees of the Board of Directors

Prior to the closing of this offering, we will establish three committees under the board of directors: an audit committee, a compensation committee, and a nominating and a corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of Mr. Hojin Kim, Mr. Yang Chen and Mr. Nanlong Liu. Mr. Yang Chen is the chairperson of our audit committee. We have determined that each of our independent directors also satisfies the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Exchange Act. Our board also has determined that Mr. Yang Chen qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation committee.    Our compensation committee will consist of Mr. Hojin Kim, Mr. Yang Chen and Mr. Nanlong Liu. Mr. Nanlong Liu is the chairperson of our compensation committee. We have determined that each of our independent directors also satisfies the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•        reviewing and approving the total compensation package for our most senior executive officers;

•        approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•        reviewing and recommending to the board with respect to the compensation of our directors;

•        reviewing periodically and approving any long-term incentive compensation or equity plans;

•        selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•        reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and corporate governance committee.    Our nominating committee will consist of Mr. Hojin Kim, Mr. Yang Chen and Mr. Nanlong Liu. Mr. Hojin Kim is the chairperson of our nominating committee. We have determined that each of our independent directors also satisfies the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•        reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•        identifying and recommending to our board the directors to serve as members of committees;

•        advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Prior to the closing of this offering, our board of directors will adopt a code of business conduct and ethics that will be applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the ADSs offered in this offering for:

•        each of our directors and executive officers who beneficially own our Ordinary Shares (individually and as a group); and

•        each person known to us to own beneficially more than 5% of our issued and outstanding Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to the completion of this offering is based on 47,973,428 Ordinary Shares issued and outstanding as of the date of this prospectus immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Percentage of beneficial ownership of each listed person after this offering includes Ordinary Shares in the form of ADSs issued and outstanding immediately after the completion of this offering.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our issued and outstanding Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of December 31, 2022, we had 11,892 shareholders of record, one of whom was located in the United States. We will be required to have at least 300 unrestricted round lot shareholders at closing in order to satisfy the Nasdaq listing rules.

	Ordinary Shares Beneficially Owned Prior to the Completion of this Offering		Ordinary Shares Beneficially Owned After this Offering (Over-allotment option not exercised)		Ordinary Shares Beneficially Owned After this Offering (Over-allotment option fully exercised)
	Number	Percent	Number	Percent	Number	Percent
Directors and Executive Officers(1):
Xiantao Wang (Director and Chairman)	8,017,647	16.71%	8,017,647		8,017,647
Tingfeng Wang (Director and CEO)	12,932,031	26.96%	12,932,031		12,932,031
Haobo Ye (CFO)	1,540,964	3.21%	1,540,964		1,540,964
Hojin Kim (Independent Director)	—	—	—	—	—	—
Yang Chen (Independent Director)	—	—	—	—	—	—
Nanlong Liu (Independent Director)	—	—	—	—	—	—
All directors and executive officers as a group (six individuals):	22,490,642	46.88%
5% Shareholders:
Xiantao Wang	8,017,647	16.71%	8,017,647		8,017,647
Tingfeng Wang	12,932,031	26.96%	12,932,031		12,932,031

____________

Notes:

(1)      Unless otherwise indicated, the business address of each of the individuals is No.9, Guanxian North Rd, Huangpu Town, Zhongshan City, Guangdong, China 528429.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

RELATED PARTY TRANSACTIONS

Employment Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

There were no related party transactions that occurred during the six months ended June 30, 2023, and during fiscal years ended December 31, 2022, 2021 and 2020, and up to the date of this prospectus.

Share Issuances to Related Parties

See “Description of Share Capital — History of Share Capital.”

DESCRIPTION OF SHARE CAPITAL

Set forth below is a summary of certain information relating to our shares, including a brief summary of certain provisions of our Articles of Association and the Companies Ordinance. Because this is a summary, it does not contain all the detailed information that may be important to you. For further details, you should read our Articles of Association.

General

We were incorporated in Hong Kong on April 24, 2015 under the Companies Ordinance as a private company limited by shares. On incorporation, we issued ten thousand ordinary shares in the amount of HK$1.00 which was fully paid or to be regarded as paid up as initial capital of the Company.

By way of written resolutions of the shareholders of the Company that were passed on May 31, 2017, we have changed our status from a private company limited by shares into a public company in Hong Kong.

As of the date of this prospectus, we have issued and allotted 47,973,428 ordinary shares in total sum of HKD265,530,867.59 share capital. All of our issued shares are fully paid or to be regarded as paid up.

Our Articles of Association

The following are summaries of material provisions of our Articles of Association and of the Companies Ordinance, insofar as they relate to the material terms of our ordinary shares that are currently effective.

Objects of Our Company.    Our Articles of Association do not provide for any restrictions on our objects and we have the full power and authority to carry out any object not prohibited by Hong Kong law.

Ordinary shares.    Hong Kong law has abolished the concept of par value for shares of a Hong Kong company. All of our ordinary shares are fully paid or to be regarded as paid up and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of shareholders (in the Companies Ordinance, shareholders are referred to as “members”). We may not issue shares to bearer. Our shareholders may freely hold and vote their shares. The ordinary shares are not entitled to any sinking fund or redemption rights.

Dividends.    Subject to the Companies Ordinance, our shareholders in a general meeting may from time to time, by ordinary resolution, declare dividends to be paid to themselves. However, dividends will not be declared in excess of the amount recommended by our board of directors. In addition, no dividend is payable except out of our distributable profits (that is, our accumulated realized profits less our accumulated realized losses) or other distributable reserves as permitted under Hong Kong law, which does not restrict the payment of dividends to non-resident holders of our securities. Dividends cannot be paid out of our share capital or in advance of the generation of distributable profits. To the extent profits are distributed as dividends, such portion of profits will not be available to be reinvested in our operations.

Dividends must be paid in accordance with the procedures and requirements specified in our Articles of Association. The payment and the amount, form and frequency of any future dividends will depend on our results of operations, cash flows, financial condition, statutory, regulatory and contractual restrictions on the payment of dividends by us, future prospects and other factors that our directors may consider relevant.

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends will be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but no amount paid on a share in advance of calls shall be treated as paid on the share. Our board of directors may retain any dividends or other monies payable on or in respect of a share on which we have a lien, and may apply the same in or towards satisfaction of the debts or liabilities in respect of which the lien exists. In addition, our board of directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by the shareholder to the Company on account of calls, installments or otherwise.

In respect of any dividend that our board of directors has resolved to pay or any dividend declared or sanctioned or proposed to be declared or sanctioned by our board of directors or by the Company in general meeting, our board of directors may determine and announce, prior to or contemporaneously with the announcement, a declaration or sanction of the dividend in question:

•        that our shareholders entitled will receive, in lieu of such dividend (or such part thereof as our board of directors may decide), an allotment of shares credited as fully paid provided that the shareholders are at the same time accorded the right to elect to receive such dividend (or part thereof as the case may be) in cash in lieu of such allotment, or

•        that our shareholders entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the board of directors may think fit.

We may, upon the recommendation of our board of directors by ordinary resolution, resolve in respect of any one particular dividend that it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to our shareholders to elect to receive such dividend in cash in lieu of such allotment.

General Meetings.    Subject to the Companies Ordinance, we will hold a general meeting as our Annual General Meeting in respect of every financial year within 4 months after the end of our accounting reference period by reference to which the financial year is to be determined in accordance the Companies Ordinance. During the period our shares are listed on the Stock Exchange(s), general meetings may be held in the region or country where the shares are listed or (in case of more than one region/country of listing of the shares) in the region or country of primary listing of the shares.

Voting Rights.    Under the Companies Ordinance, any action to be taken by our shareholders in a general meeting requires the affirmative vote of either an ordinary or a special resolution passed at such meeting. Resolutions are classified as:

(a)     ordinary resolution when the number of votes in favour of the resolution is the simple majority of the total number of the votes presenting, provided that such votes in favour of the resolution shall be representing at least one quarter of our total voting rights;

(b)    special resolution when the number of votes in favour of the resolution is at least three quarters of the total number of votes presenting, provided that such votes in favour of the resolution should be representing at least one third of our total voting rights; and

(c)     (c) extraordinary special resolution when the number of votes in favour of the resolution is at least three quarters of the total number of votes presenting, provided that such votes in favour of the resolution should be representing at least two thirds of our total voting rights.

And it is further provided that any resolution duly passed in general meeting or class meeting does not restrict or prejudice the member’s rights as specified under our Article of Association.

Generally, resolutions of shareholders are passed by ordinary resolution. However, the Companies Ordinance and our Articles of Association provide that some matters can only be passed as special resolutions. These matters include:

(a)     alteration of any article (save and except those Articles or sub-Articles, the alteration of which are specifically provided in our articles as requiring for the approval only by way of extraordinary special resolution);

(b)    change of our name;

(c)     purchase our own shares (other than the purchase by general offer or purchase on the market operated by the Designated Stock Exchange pursuant to the Listing Rules);

(d)    arrangement of share swap or share transfer with another company or shareholders of such company, which causes a comprehensive change of our shareholding structure or the approval of any contract for such arrangement;

(e)     arrangement for division or split-off of any part of us, our business or our assets and/or debts;

(f)     arrangement with other company or any shareholder thereof, which shall cause a comprehensive change of our shareholding structure such as consolidation or merger by which (i) the legal entity of the relevant companies shall be consolidated into one company or (ii) our legal entity shall be terminated and our shareholders shall be the shareholder of other company or the approval of any contract for such arrangement;

(g)    winding up of us by court of competent jurisdiction;

(h)    winding up us = voluntarily under section 228(1)(b) of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32);

(i)     authorization of the liquidator to accept shares of other company or corporation as consideration for the sale of our property in a voluntary winding up; and

(j)     cancellation of existing shares with profit.

It is expressly provided in our Articles of Association that we shall approve the following businesses by extraordinary special resolution:

(1)    any our or our board’s action in relation to the disposal of shares of subsidiary held by us which may us to lose control of our subsidiary; or

(2)    transfer or disposal of the whole or any material part of the business of any of our subsidiary, to another person which may cause the cessation of actual business of such subsidiary.

A quorum required for a meeting of shareholders consists of one or more shareholders present in person or by proxy holding not less than one-third of the total voting rights of holders of shares in the class.

At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(i)     the Chairman of the meeting; or

(ii)    at least two (2) members present in person or by proxy and entitled to vote at the meeting; or

(iii)   any member or members present in person or by proxy and representing in the aggregate not less than 5% of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv)   where the Depository is a member, by one or more proxies representing the Depository.

Each member who is a holder of ordinary shares in our capital shall be entitled to be present at any general meeting. Every member who is a holder of ordinary shares in our capital present in person or by proxy or by attorney at any general meeting shall be entitled, on a show of hands, to one vote only and, on a poll, to one vote for every fully paid-up share of which he is the holder.

Transfer of Shares.    Our transfer of shares is premised on the share transactions on the Stock Exchange(s), the transfer between accounts is electronically registered shall be the only effective method for the transfer of shares recognized by the relevant laws applicable, and such transfer between accounts being electronically registered after making an application to electronically register the transfer between accounts may be made by way of transfer of shares between the securities accounts of the transferor and the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the register in respect thereof.

Modification of Rights.    The rights attached to our ordinary shares (unless otherwise provided by the terms of issue of the ordinary shares) may, whether or not we are being wound-up, only be varied with the sanction of a resolution passed by all the holders of ordinary shares at a separate general meeting of the holders of the ordinary shares. We shall not create or issue any shares or class or series of shares carrying enhanced, multiple or other voting rights, in excess of the right to one vote per share.

Winding Up.    Under the Companies (Winding up and Miscellaneous) Ordinance, we may wind up the company voluntarily or by the order of the court of Hong Kong. We may wind up voluntarily if:-

(i)     we resolve by special resolution that the company be wound up voluntarily; or

(ii)    if our directors or the majority of our directors deliver to the Registrar of the court a winding-up statement.

We may be wound up by the court if:-

(a)     we have by special resolution resolved to be wound up by the court;

(b)    we suspend our business for a whole year;

(c)     we have no shareholder;

(d)    we are unable to pay our debts; and

(e)     the court is of opinion that it is just and equitable that we should be wound up.

Forfeiture of Ordinary Shares.     Notwithstanding that our Articles of Association has not specifically provided the mechanism of forfeiture of our issued but unpaid Shares, the Companies Ordinance and other applicable laws in Hong Kong do not prohibit our directors from making calls upon relevant shareholders for any amounts unpaid on their shares.

Redemption and Repurchase of Shares.    Under the Companies Ordinance, our directors may determine the terms, conditions and manner of redemption of shares if they are duly authorized by an ordinary resolution.

We may purchase or otherwise buy back any of our issued shares or any securities which carry a right to subscribe or purchase our own shares on such terms and in such manner as we may from time to time think fit and in the manner prescribed by the relevant listing rules and law. Under the Companies Ordinance, we may buy back our own shares:-

(i)     under a general offer that is authorized in advance by resolution;

(ii)    on a recognized stock market or on an approved stock exchange if the buy-back is authorized in advance by resolution of the company; and

(iii)   by way of contract for buy-back of the shares authorized in advance by special resolution.

Inspection of Books and Records.    We keep the due copy of all Company documents which are described in our Articles of Association, to be provided for the inspection, review or photocopy by our shareholders, at any time during our business hours and at the main office or the local representative office, branch or any subsidiary.

Issuance of Additional Shares.    In regard to each issuance of new shares, all our existing members shall be entitled to an offer made pro rata by us excluding for that purpose any member whose address is in a place where such offer is not permitted under the law of that place.

Our board of directors is authorized to exercise a power to issue and allot shares during the Relevant Period (as defined below) provided that our shareholders approve such authorization in advance by ordinary resolution.

For the purposes above, “Relevant Period” means the period from the passing of the underlying resolution until whichever is the earliest of: the expiration of 12 calendar months;

(i)     the conclusion of the next annual general meeting of the Company;

(ii)    the expiration of the period within which our next annual general meeting is required by our Articles of Association or any applicable laws to be held;

(iii)   the date on which the authority set out in the underlying resolution is revoked or varied by an ordinary resolution.

We can also in general meeting by ordinary resolution increase our share capital by allotting and issuing new shares in accordance with the Companies Ordinance and our Articles of Association.

Differences in Corporate Law

The Companies Ordinance differs from laws applicable to corporations organized in the United States and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Ordinance applicable to us and the Delaware General Corporation Law, or Delaware law, applicable to many companies incorporated in the United States and their shareholders.

Duties of directors

Under the Companies Ordinance and common law doctrines applicable under the laws of Hong Kong, directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•        a duty to act in good faith and in the best interests of the company;

•        a duty not to personally profit from opportunities that arise from the office of director;

•        a duty to avoid conflicts of interest; and

•        a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Ordinance imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. An individual will be liable if he/she authorizes or permits, or participates in, the contravention of, or failure to comply with, the relevant requirements of the Companies Ordinance.

The Companies Ordinance permits us to indemnify our directors against liability incurred by them to third parties, subject to certain restrictions (see “— Indemnification of directors and executive officers and limitation of liability”).

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interest of its stockholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the stockholders.

Under Delaware law, a party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to threats to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Interested directors

The Companies Ordinance and common law doctrines applicable under the laws of Hong Kong, requires that a director who has material interest in a transaction, contract or arrangement entered into, or proposed to be entered into, by a Hong Kong company must disclose his or her interest. In the event of a conflict of interest, the interested directors are required to abstain from voting under their fiduciary duty owed to the company.

Under Delaware law, such a transaction would not be voidable if:

•        the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum;

•        such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the stockholders; or

•        the transaction is fair as to the corporation as of the time it is authorized, approved or ratified.

Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Voting rights and quorum requirements

The voting rights of shareholders of a Hong Kong company are regulated by the company’s articles of association and, in certain circumstances, the Companies Ordinance. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. See “— Our Articles of Association — Voting Rights” for additional details.

Under Delaware law, unless otherwise provided in the company’s certificate of incorporation, each stockholder is entitled to one vote for each share of stock held by the stockholder. Unless otherwise provided in the company’s certificate of incorporation or by-laws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for stockholder action, and the affirmative vote of a plurality of shares is required for the election of directors.

Dividends

Hong Kong law allows dividends to be paid out of distributable profits or other distributable reserves.

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared or for the preceding fiscal year.

Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, the capital of the company is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Mergers and similar arrangements

Hong Kong law does not provide for mergers as that expression is understood under Delaware law. However, there are provisions under the Companies Ordinance that facilitate the reconstruction and amalgamation of Hong Kong-incorporated companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and/or creditors (as the case may be) with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. If the arrangement involves a takeover offer, the arrangement must be approved by shareholders representing three-fourths in value of each class of shareholders and the votes cast against the arrangement must not exceed one-tenth of the total voting rights attached to all disinterested shares of the class in the company. On application by the shareholders and/or creditors, the courts of Hong Kong may sanction the convening of the meetings and subsequently the arrangement. A dissenting shareholder has the right to express to the court the view that the transaction should not be approved.

Under the Companies Ordinance, when a takeover offer is made and accepted by holders of at least 90% of the shares to which the offer relates, the offeror may give notice to the holder of any other shares to which the offer relates that the offeror wishes to acquire those shares or apply to the court for an order authorizing the offeror to give notice to the holder of any other shares to which the offer relates that the offeror wishes to acquire those shares require the holders of the remaining shares to transfer those shares on the terms of the offer. An objection may be made by holders of the remaining shares to the courts of Hong Kong.

The Companies Ordinance does not require that shareholders approve sales of all or substantially all of a company’s assets as is commonly adopted by U.S. companies.

The Codes on Takeovers and Mergers and Share Buy-backs, or the Codes, issued by the Hong Kong Securities and Futures Commission, or SFC, apply to takeovers, mergers and share buy-backs affecting public companies in Hong Kong. In order to determine whether our company is a public company in Hong Kong, the SFC will consider all the circumstances and will apply an economic or commercial test, taking into account primarily the number of Hong Kong shareholders and the extent of share trading in Hong Kong and other factors including the location of its head office and place of central management, the location of its business and assets (including such factors as registration under companies legislation and tax status) and the existence or absence of protection available to Hong Kong shareholders given by any statute or code regulating takeovers, mergers and share buy-backs outside Hong Kong. The primary purpose of the Codes is to ensure fair treatment for any affected shareholders. The Codes are made up of general principles (which set out the expected good standards of conduct), as well as more detailed rules. The Codes do not have the force of law. However, any person in breach of the Codes can be subject to disciplinary action by the SFC. It has not been determined as to whether we will be deemed a public company in Hong Kong and therefore bound by the Codes.

The Codes apply to an offer (which includes takeover and merger transactions however effected, including schemes of arrangement which have similar commercial effect to takeovers and mergers, partial offers, and offers by a parent company for shares in its subsidiary and share buy-backs by general offer) affecting a public company in Hong Kong. If we are deemed to be a public company under the Codes and the Codes apply to us, and if a person makes a voluntary or mandatory general offer to all of our shareholders to acquire our shares and such general offer constitutes an offer under the Codes, the offeror and our board of directors are required to comply with the Codes’ requirements, including requirements relating to public disclosures, the offer timetable, conditions of the offer, offer price and contents of offering documents.

Under the Codes, unless a waiver is granted by the SFC, it requires a mandatory offer to be made to all shareholders of an offeree company if (a) a person or group of persons acting in concert acquires, directly or indirectly, shares representing 30% or more of the voting rights of the offeree company; or (b) a person or group of persons acting in concert who hold not less than 30% and not more than 50% of the voting rights of the offeree company, acquire, directly or indirectly, an additional 2% of the voting rights in any 12-month period.

If a share buy-back by a company constitutes an off-market share buy-back under the Codes, before the company may conduct such share buy-back, it is required to obtain the SFC’s approval of the share buy-back. The SFC’s approval, if granted, will normally be conditional upon, among other things, the approval of at least 75% of disinterested shareholders by poll in a general meeting of the company. In addition to complying with the requirements relating to a general offer under the Codes, a share buy-back by general offer must also be approved by at least 50% of disinterested shareholders by poll at a general meeting of the company.

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of the shares held by such stockholder (as determined by a court) in lieu of the consideration such stockholder would otherwise receive in the transaction.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by stockholders of such subsidiary. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

Shareholder legal actions

Derivative actions are recognized by and can be brought before Hong Kong courts.

In principle, a company will normally be the proper plaintiff for wrongs committed against such company. However, derivative actions may be brought by a shareholder (including minority shareholders) on behalf of the company, where the company is harmed by certain types of misconduct and the company does not pursue its rights, including on the basis, among others, of an order authorizing proceedings to be brought on behalf of the company against such persons as the court deems fit, an order appointing a receiver or manager or an order requiring the payment of damages to persons who have been unfairly prejudiced (for example, that those who control the company are perpetrating a “fraud on the minority”).

The Companies Ordinance also gives standing to shareholders of associated companies to bring or intervene in proceedings on behalf of a company for misconduct committed against it. The court may make any order that it thinks fit about the costs incurred or to be incurred in relation to any proceedings in connection with the derivative actions.

Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Shareholder proposals

Hong Kong law allows the shareholders of a Hong Kong-incorporated company to make proposals for consideration and determination by its shareholders at general meetings or as a written resolution, subject to meeting the minimum shareholder or shareholding requirements and complying with the specified notice provisions.

Unless provided in the company’s certificate of incorporation or by-laws, Delaware law does not restrict the manner in which stockholders may bring business before a shareholders meeting.

Approval of corporate matters by written consent

Hong Kong law and our Articles of Association provide that our shareholders may approve anything that may be done by a resolution passed at a general meeting of the Company or at a meeting of a class of shareholders of the Company or any resolution that is required by any Ordinance to be passed as an ordinary resolution or a special resolution, without a meeting and without any previous notice being required, by way of written resolution signed by each and every shareholder who would have been entitled to vote on such matter at a general meeting.

Delaware law permits stockholders to take action by written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders.

Calling of special shareholders meetings

The Companies Ordinance permits a board of directors to call a special shareholders meeting. In addition, shareholders holding not less than 5% of the total voting rights of our company may request the directors to call a general meeting. If the directors fail to meet such request, the shareholders who requested the meeting, or any of them representing 50% of the total voting rights of all of their shares, may themselves call a general meeting.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or by-laws to call a special meeting of shareholders.

Cancellation of resolutions by the court

The Companies Ordinance provides that in the case of:

•        an alteration to the company’s objects;

•        an alteration to a private company’s articles of association;

•        a reduction of a company’s share capital; or

•        a payment for a share redemption or buy-back of shares by the company out of its capital,

In case of alterations, the dissenting shareholders holding at least 5% in aggregate of the number of the issued shares in the company have the right to apply to the court to have a resolution cancelled, and the court might do so and set aside or amend the resolution as it thinks fit. In case of a reduction of a company’s share capital or a payment for a share redemption or buy-back of shares by the company out of its capital, a dissenting shareholder or creditor of the company may apply to the Court, within 5 weeks after the date of the special resolution for reduction of share capital, for cancellation of the resolution.

Delaware law does not explicitly provide for such rights. A corporation’s board of directors may ratify one or more defective corporate acts by adopting resolutions setting forth the defective corporate act to be ratified, the date on which that act occurred, the reason why it is defective and that the board has approved the ratification of the defective corporate act or acts. A stockholder vote also is required to ratify the defective act if such a vote was required either at the time of the defective corporate act or at the time the board adopts the resolutions ratifying such act. Delaware law also provides for court involvement and allows a corporation, on an ex parte basis, to request that the court determine the validity of any corporate act (defective or not) or transaction and any stock, rights or options to acquire stock, while conferring substantial discretion and flexibility upon the court to validate certain corporate acts.

Staggered board of directors

The Companies Ordinance does not contain statutory provisions specifically mandating staggered board arrangements for a Hong Kong company. Such provisions, however, may validly be provided for in a company’s articles of association.

Delaware law permits corporations to have a staggered board of directors.

Cumulative voting

Hong Kong law does not specifically prohibit or restrict the creation of cumulative voting rights for the election of directors of a company. Under our Articles of Association, directors are elected by a simple majority of vote that are entitled to, and do, vote at a general meeting and there are no cumulative voting rights. Accordingly, the holders of a majority of votes voting for the election of directors can elect all the directors if they choose to do so.

Under Delaware law, cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation.

Indemnification of directors and executive officers and limitation of liability

Our Articles of Association provide for the indemnification of officers and directors for all costs, charges, expenses, losses and liabilities which he may sustain or incur in or about the execution of his office or otherwise in relation thereto, subject to the limitation of liability imposed under our Articles of Association and the Companies Ordinance against the directors. Under the Companies Ordinance, the indemnity provided by a company to its directors may not cover certain liabilities and costs, such as criminal fines, penalties imposed by regulatory bodies or the defense costs of civil proceedings in which the judgement is issued against the director.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of U.S. law.

Delaware law provides that a Delaware corporation may, in its certificate of incorporation or an amendment thereto eliminate or limit the personal liability of directors to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty of care, except for:

•        any breach of a director’s duty of loyalty to the corporation or its stockholders;

•        acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•        statutory liability for unlawful payment of dividends or unlawful stock purchases or redemption; or

•        any transaction from which a director derived an improper personal benefit.

Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise against liability incurred in connection with the action, suit or proceeding (which may include expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred) if:

•        the person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and

•        with respect to any criminal action or proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

Further, Delaware law provides that unless ordered by a court, any foregoing indemnification with respect to a person who is a director or officer of the corporation is subject to a determination that the director or officer has met the applicable standard of conduct at the time of such determination:

•        by a majority vote of the directors who are not parties to the action, suit or proceeding, even though less than a quorum;

•        by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

•        by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

•        by the stockholders.

Under Delaware law, a corporation may not indemnify a person in connection with any action, suit or proceeding in which the person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action, suit or proceeding was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for those expenses which the Delaware Court of Chancery or other court deems proper.

Inspection of books and records

Our shareholders generally are entitled to receive directors’ report, auditors’ report and annual financial statements. In addition, any shareholder can request to inspect certain of our company records such as registers (including the register of members), certain resolutions or other documents required by the Companies Ordinance to be made available for inspection by our shareholders without charge (however, the request must be in the prescribed manner and a fee is charged for copies of the document(s)). On application to the court by shareholders that represent at least 2.5% of the voting rights of all the shareholders who are entitled to vote at the company’s general meetings or at least five shareholders of the company, the court may make an order to authorize a person to inspect any record or document of the company if it is satisfied that the application is made in good faith and the inspection is for a proper purpose. We will provide our shareholders with annual audited financial statements.

Under Delaware law, stockholders of a Delaware corporation have the right during usual business hours to inspect for any proper purpose, and to obtain copies of list(s) of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to, or could be obtained (through the exercise of control over such subsidiary) by, the corporation.

History of Share Capital

The Company was incorporated on April 24, 2015 with 10,000 issued Ordinary Shares, HKD1 each. The total share capital at the Company’s incorporation was HKD10,000. The founding members of the Company are World Majestic International Limited (holding 7,500 Ordinary Shares), Real Courage Development Limited (holding 700 Ordinary Shares), Silver Merit Trading Limited (holding 700 Ordinary Shares), Glory Wisdom Investment Limited (holding 600 Ordinary Shares) and Massive Future Limited (holding 500 Ordinary Shares).

On June 3, 2016, World Majestic International Limited transferred its 2,500 Ordinary Shares to Xiantao Wang and 5,000 Ordinary Shares to Quangguang Wang; Silver Merit Trading Limited transferred its 700 Ordinary Shares to Yonghong Su; Glory Wisdom Investment Limited transferred its 600 Ordinary Shares to Tingfeng Wang; Massive Future limited transferred its 500 Ordinary Shares to Sio Chan Wong; Real Courage Development Limited transferred its 100 Ordinary Shares to Chunzhao Ye and 600 Ordinary Shares to Haobo Ye.

On November 3, 2016, the Company issued and allotted 1,681 Ordinary Shares, HKD2,951.02 each, raising HKD 4,960,659.72 share capital in total, to five individuals.

On December 29, 2016, the Company issued and allotted, 29,988,319 Ordinary Shares, HKD1.29 each, raising HKD38,810,000 share capital, to ten individuals.

On November 14, 2018, all the Company’s then shareholders transferred all their shares (in total 30,000,000 Ordinary Shares with value of HKD43,780,659.72 in share capital) to the Korea Securities Depository.

On November 30, 2018, the Company issued and allotted, HKD13.85809 each, 10,409,095 Ordinary Shares to Korea Securities Depository, raising in total HKD144,250,207.87 share capital.

On November 18, 2019, the Company issued and allotted, HKD10.3843561 each, 2,888,961 Ordinary Shares to Korea Securities Depository, raising in total HKD30,000,000 share capital.

On January 10, 2020, the Company issued and allotted, HKD10.3120424 each, 1,939,480 Ordinary Shares to Korea Securities Depository, raising in total HKD20,000,000 share capital.

On February 11, 2020, the Company issued and allotted, HKD10.0515663 each, 2,735,892 Ordinary Shares to Korea Securities Depository, raising in total HKD27,500,000 share capital.

As of December 31, 2022, the Company has issued and allotted 47,973,428 ordinary shares in total sum of HKD265,530,867.59 share capital.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of [•] shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 1 Columbus Circle, New York, NY 10019, USA. The principal executive office of the depositary is located at 1 Columbus Circle, New York, NY 10019, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Hong Kong law governs shareholder rights. The depositary will be the holder of the Ordinary Shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs. See “— Jurisdiction and Arbitration.”

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Ordinary Shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Ordinary Shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our Ordinary Shares) set by the depositary with respect to the ADSs.

Cash.    The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the Ordinary Shares or any net proceeds from the sale of any Ordinary Shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares.    For any Ordinary Shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such Ordinary Shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional Ordinary Shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell Ordinary Shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed Ordinary Shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

Elective Distributions in Cash or Shares.    If we offer holders of our Ordinary Shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the Ordinary Shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing Ordinary Shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Ordinary Shares.

Rights to Purchase Additional Shares.    If we offer holders of our Ordinary Shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for Ordinary Shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of Ordinary Shares or be able to exercise such rights.

Other Distributions.    Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit Ordinary Shares or evidence of rights to receive Ordinary Shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for Ordinary Shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the closing of this offering. The 180 days lock up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sales — Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Ordinary Shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the Ordinary Shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the Ordinary Shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the Ordinary Shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the Ordinary Shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given to the depositary or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received by the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Ordinary

Shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the Ordinary Shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the Ordinary Shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Ordinary Shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our Ordinary Shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the Ordinary Shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Hong Kong law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the Ordinary Shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of Hong Kong, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or Ordinary Shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or Ordinary Shares may be transferred, to the same extent as if such ADS holder or beneficial owner held Ordinary Shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Hong Kong law, the rules and requirements of the Nasdaq Capital Market and any other stock exchange on which the Ordinary Shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•   To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•        Fees for the transfer and registration of Ordinary Shares charged by the registrar and transfer agent for the Ordinary Shares in Hong Kong (i.e., upon deposit and withdrawal of Ordinary Shares).

•        Expenses incurred for converting foreign currency into U.S. dollars.

•        Expenses for cable, telex and fax transmissions and for delivery of securities.

•        Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Ordinary Shares are deposited or withdrawn from deposit).

•        Fees and expenses incurred in connection with the delivery or servicing of Ordinary Shares on deposit.

•        Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Ordinary Shares, deposited securities, ADSs and ADRs.

•        Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our Ordinary Shares	The cash, shares or other securities received by the depositary will become deposited securities.
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.
Distribute securities on the Ordinary Shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver Ordinary Shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

•        are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•        are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, Hong Kong or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•        are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

•        are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting Ordinary Shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•        are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•        are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•        may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•        disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting Ordinary Shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•        disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, Ordinary Shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In the deposit agreement, we agree to indemnify the depositary under certain circumstances.

Jurisdiction and Arbitration

The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in federal or state courts.

Jury Trial Waiver

The deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of Ordinary Shares, the depositary may require:

•        payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Ordinary Shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•        satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•        compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying Ordinary Shares at any time except:

•        when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of Ordinary Shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our Ordinary Shares;

•        when you owe money to pay fees, taxes and similar charges;

•        when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Ordinary Shares or other deposited securities, or other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•        for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any Ordinary Shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such Ordinary Shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares or ADSs in the U.S., and although we expect to make an application for the ADSs to be listed on the Nasdaq Capital Market, a regular trading market for the ADSs may not develop. Future sales of substantial amounts of ADSs in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for the ADSs to fall or impair our ability to raise equity capital in the future. We do not expect that a trading market will develop in the U.S. for our Ordinary Shares not represented by the ADSs. Upon completion of this offering, we will have [•] ADSs outstanding, representing [•] Ordinary Shares outstanding held by public shareholders, or approximately [•]% of our issued and outstanding Ordinary Shares if the underwriters do not exercise their over-allotment option, and approximately [•]% of our issued and outstanding Ordinary Shares if the underwriters exercise their over-allotment option in full, in each case, based on an assumed initial public offering price of $[•] per ADS and excluding shares issuable upon exercise of unexercised options and shares underlying the Representative’s Warrants. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-Up Agreements

See “Underwriting — Lock-Up Agreements.”

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares or the ADSs. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Ordinary Shares or ADSs may dispose of significant numbers of our Ordinary Shares or ADSs in the future. We cannot predict what effect, if any, future sales of our Ordinary Shares or ADSs, or the availability of Ordinary Shares or ADSs for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of our Ordinary Shares or ADSs in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.

Rule 144

All of our Ordinary Shares issued and outstanding prior to the completion of this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•        1% of the number of Ordinary Shares then issued and outstanding, in the form of ADSs or otherwise, which will equal approximately [•] Ordinary Shares immediately after this offering, assuming the underwriters do not exercise their over-allotment option; or

•        the average weekly trading volume of the ADSs on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

MATERIAL INCOME TAX CONSIDERATION

The following summary of certain taxation consequences of an investment in our Ordinary Shares or ADSs is based upon current mainland China, Hong Kong and U.S. laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not address all possible tax consequences relating to an investment in our Ordinary Shares or ADSs, such as tax consequences under state, local, and other tax laws. Prospective investors should consult their own tax advisers with respect to their particular circumstances.

Mainland China Enterprise Taxation

Enterprise Income Tax (“EIT”)

Pursuant to the EIT Law, which was promulgated on March 16, 2007 and last amended on December 29, 2018, and the Regulation on the Implementation of the Enterprise Income Tax Law of the PRC which was promulgated on December 6, 2007 and further amended on April 23, 2019, the income tax for both domestic and foreign-invested enterprises is at the same rate of 25%. Furthermore, resident enterprises, which refer to enterprises that are set up in accordance with mainland China laws, or that are set up in accordance with the law of the foreign country (region) but with its actual administration institution in mainland China, shall pay enterprise income tax originating both within and outside mainland China. While non-resident enterprises that have set up institutions or premises in mainland China shall pay enterprise income tax in relation to the income originating from mainland China and obtained by their institutions or establishments, and the income incurred outside mainland China but there is an actual relationship with the institutions or establishments set up by such enterprises. Where non-resident enterprises that have not set up institutions or establishments in mainland China, or where institutions or establishments are set up but there is no actual relationship with the income obtained by the institutions or establishments set up by such enterprises, they shall pay enterprise income tax in relation to the income originating from mainland China at the rate of 20%.

Value-Added Tax (“VAT”)

Pursuant to the Provisional Regulations on Value-added Tax of the PRC promulgated on December 13, 1993 and last amended on November 19, 2017 and its implementation rules, all entities or individuals in mainland China engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the importation of goods are required to pay value-added tax. Pursuant to the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax promulgated on March 23, 2016 and as amended on July 11, 2017, December 25, 2017 and March 20, 2019 respectively, upon approval of the State Council, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner as of May 1, 2016, and all taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax.

Pursuant to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates promulgated on April 4, 2018 and come to effect on May 1, 2018, by Ministry of Finance and State Administration of Taxation, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% and 11% tax rates are adjusted to be 16% and 10% respectively.

Withholding Income Tax

Pursuant to the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, which was last amended on 6 December 2019, a company incorporated in Hong Kong will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds 25% or more equity interest in such PRC subsidiary at the time of the distribution, or at a rate of 10% on dividends it receives from its PRC subsidiary if it holds less than 25% equity interest in such PRC subsidiary at the time of the distribution.

Hong Kong Taxation

Profits tax

In the opinion of Patrick Mak & Tse, our Hong Kong counsel, the following discussion correctly describes the mechanism of profit tax in Hong Kong. Such summary is subject to changes in Hong Kong law.

Hong Kong adopts a territorial basis for taxing profits derived from a trade, profession, or business carried on in Hong Kong. Profits tax is only charged on profits which arise in or are derived from Hong Kong. In simple terms, this means that a person who carries on a business in Hong Kong but derives profits from another place is not required to pay tax in Hong Kong on those profits.

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as the Ordinary Shares underlying the ADSs. Generally, gains arising from disposal of the ADSs or the underlying Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of ADSs or the underlying Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their ADSs or with respect to the receipt of dividends on their ADSs, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the ADSs or the Ordinary Shares underlying the ADSs exists between Hong Kong and the United States.

Since the year of tax assessment 2008/09, entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%. A two-tiered profits tax rates regime was introduced for the year of assessment 2018/19 onwards. Under such regime, the profits tax rate for the first HK$2 million of assessable profits for entities will be lowered to 8.25%, being half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), and the assessable profits above HK$2 million will continue to be subject to the rate of 16.5%. All entities with profits chargeable to profits tax in Hong Kong would qualify for the two-tiered profits tax rates, except those with a connected entity which is nominated to be chargeable at the two-tiered rates. If, at the end of the basis period of the entity for the relevant year of assessment, the entity has one or more connected entities, the two-tiered profits tax rates would only apply to the one which is nominated to be chargeable at the two-tiered rates. The others would not qualify for the two-tiered profits tax rates.

An entity is a connected entity of another entity if (i) one of them has control over the other, or (ii) both of them are under the control of the same entity. Generally, an entity has control over another entity if the first-mentioned entity, whether directly or indirectly through one or more than one other entity, (a) owns or controls more than 50% in aggregate of the issued share capital of the latter entity; (b) is entitled to exercise or control the exercise of more than 50% in aggregate of the voting rights in the latter entity; or (c) is entitled to more than 50% in aggregate of the capital or profits of the latter entity.

As the ultimate holding company of Wing Yip GD is Wing Yip, and therefore only one of the two entities may benefit from the two-tiered profits tax rates. The other entity that is not subjected to the two-tiered profits tax rates will be subjected to profit tax at the rate of 16.5%.

Stamp duty

Hong Kong stamp duty is generally payable on the transfer of “Hong Kong stocks.” The term “stocks” refers to shares in companies incorporated in Hong Kong, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes the Ordinary Shares underlying the ADSs but not the ADSs. Even if the ADSs are caught under the definition of “stocks,” they would not be considered “Hong Kong stocks” under the SDO since the transfer of the ADSs are not required to be registered in Hong Kong given that the books for the transfer of ADSs are located in the United States. The transfer of ADSs is therefore not subject to stamp duty in Hong Kong. If Hong Kong stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.13% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES OR ADSS TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF OUR ORDINARY SHARES OR ADSS.

The following does not address the U.S. tax consequences to any particular investor or to persons in special tax situations such as:

•        banks;

•        financial institutions;

•        insurance companies;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        persons that elect to mark their securities to market;

•        U.S. expatriates or former long-term residents of the U.S.;

•        governments or agencies or instrumentalities thereof;

•        tax-exempt entities;

•        persons liable for alternative minimum tax;

•        persons holding our Ordinary Shares or ADSs as part of a straddle, hedging, conversion or integrated transaction;

•        persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares or ADSs);

•        persons who acquired our Ordinary Shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

•        persons holding our Ordinary Shares or ADSs through partnerships or other pass-through entities;

•        beneficiaries of a Trust holding our Ordinary Shares or ADSs; or

•        persons holding our Ordinary Shares or ADSs through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase our Ordinary Shares or ADSs in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares or ADSs.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares or ADSs

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares or ADSs. It is directed to U.S. Holders (as defined below) of our Ordinary Shares or ADSs and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of the ADSs or our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ADSs or Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or Ordinary Shares and you are, for U.S. federal income tax purposes,

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares or ADSs, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares or ADSs are urged to consult their tax advisors regarding an investment in our Ordinary Shares or ADSs.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

•        The actual days in the United States in the current year; plus

•        One-third of his or her days in the United States in the immediately preceding year; plus

•        One-sixth of his or her days in the United States in the second preceding year.

This summary is based, in part, upon the representations made by the depositary to us and assumes that the deposit agreement for the ADSs, and all other related agreements, will be performed in accordance with their terms.

Federal Income Tax Treatment of ADSs

U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as holding our Ordinary Shares represented by the ADSs. No gain or loss will be recognized on an exchange of our Ordinary Shares for ADSs or an exchange of ADSs for our Ordinary Shares if the depositary has not taken any action inconsistent with the material terms of the deposit agreement for the ADSs or the U.S. Holder’s ownership of the underlying Ordinary Shares. A U.S. Holder’s tax basis in the Ordinary Shares received in exchange for ADSs will be the same as its tax basis in the ADSs, and the holding period in the shares will include the holding period in the ADSs.

Taxation of Dividends and Other Distributions on the ADSs or our Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the ADSs or Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ADSs or Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. There is no income tax treaty between the United States and Hong Kong. However, the ADSs or our Ordinary Shares are intended to be tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ADSs or Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ADSs or Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADSs or Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of the ADSs or our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC. However, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of the ADSs or Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ADSs or Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ADSs or Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ADSs or Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold ADSs or Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Ordinary Shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Ordinary Shares cannot be treated as capital, even if you hold the ADSs or Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ADSs or Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Ordinary Shares as of the close of such taxable year over your adjusted basis in such ADSs or Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ADSs or Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ADSs or Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ADSs or Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or Ordinary Shares. Your basis in the ADSs or Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on the ADSs or our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the ADSs or Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of ADSs or Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ADSs or Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ADSs or Ordinary Shares, including regarding distributions received on the ADSs or Ordinary Shares and any gain realized on the disposition of the ADSs or Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold the ADSs or Ordinary Shares, then such ADSs or Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ADSs or Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ADSs or Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ADSs or Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for the ADSs or Ordinary Shares when inherited from a decedent that was previously a holder of the ADSs or Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ADSs or Ordinary Shares, or a mark-to-market election and ownership of those ADSs or Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits the ADSs or Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ADSs or Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs or Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or Ordinary Shares and proceeds from the sale, exchange or redemption of the ADSs or Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to the ADSs or Ordinary Shares, subject to certain exceptions (including an exception for the ADSs or Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold the ADSs or Ordinary Shares.

Korean Taxation

The following summary of Korean tax considerations applies to you so long as you are not:

•        a resident of Korea;

•        a corporation with its head office, principal place of business or place of effective management in Korea; or

•        engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Taxation of Dividends on Ordinary Shares or ADSs

We will not deduct Korean withholding tax from dividends paid to you (whether payable in cash or in shares) at a rate of 22.0% (inclusive of local income surtax) since the dividends paid by foreign corporation would not be deemed Korean sourced income.

Taxation of Capital Gains from Transfer of Ordinary Shares or ADSs

As a general rule, capital gains earned by non-residents upon transfer of the Ordinary Shares issued by foreign corporation but listed in Korea Exchange are subject to Korean withholding tax at the lower of (1) 11.0% (inclusive of local income surtax) of the gross proceeds realized or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the Ordinary Shares, 22.0% (inclusive of local income surtax) of the net realized gain, unless exempt from Korean income taxation under the applicable Korean tax treaty with the non-resident’s country of tax residence. See “Material Income Tax Consideration — Korean Taxation — Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for an exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify under the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

In regards to the transfer of the Ordinary Shares through the Korea Exchange, you will not be subject to the withholding tax on capital gains (as described in the preceding paragraph) if you (1) have no permanent establishment in Korea and (2) did not own or have not owned (together with any shares owned by any person with which you have a certain special relationship) 25% or more of the total issued and outstanding shares, which may include the Ordinary Shares represented by the ADSs, at any time during the calendar year in which the sale occurs and during the five consecutive calendar years prior to the calendar year in which the sale occurs.

Under Korean tax law, it is unclear whether ADSs are viewed as shares of common stock for capital gains tax purposes and if ADSs are treated as our Ordinary Shares capital gains from the sale or disposition of ADSs are taxed (if such sale or disposition constitutes a taxable event) as if such gains are from the sale or disposition of the underlying ordinary shares.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, the Ordinary Shares or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (depending on your shareholding ratio and inclusive of local income surtax) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains, subject to certain exceptions. However, under Article 17 (Investment or Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividend income or capital gains is substantially less than the tax generally imposed by the United States on corporate profits and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if (a) you have a permanent establishment in Korea and any shares of common stock in which you hold an interest and which gives rise to capital gains are effectively connected with such permanent establishment, (b) you are an individual and you maintain a fixed base in Korea for an aggregate of 183 days or more during a given taxable year and your ADSs or the Ordinary Shares giving rise to capital gains are effectively connected with such fixed base or (c) you are an individual and you are present in Korea for an aggregate of 183 days or more during a given taxable year.

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application (for reduced withholding tax rate, “application for entitlement to reduced tax rate,” and in the case of exemptions from withholding tax, “application for tax exemption,” along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions) as the beneficial owner of such Korean source income (“BO application”). For example, a U.S. resident would be required to provide Form 6166 as a certificate of tax residency together with the application for entitlement to reduced tax rate or the application for tax exemption. Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income) (“OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which must submit an OIV report and a schedule of beneficial owners (and the BO applications collected from each beneficial owner, if such beneficial owner is applying for tax exemption) to the withholding agent prior to the payment date of such income. Effective from January 1, 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established and (ii) the Korean source income is eligible for benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such applications (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

Inheritance Tax and Gift Tax

If you die while holding an ADS or donate an ADS, it is unclear whether, for Korean inheritance tax and gift tax purposes, you will be treated as the owner of the Ordinary Shares underlying the ADSs. If the tax authority interprets depositary receipts as the underlying share certificates, you may be treated as the owner of the Ordinary Shares and your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance tax or gift tax presently at the rate of 10% to 50%, provided that the value of the ADSs or the Ordinary Shares is greater than a specified amount.

If you die while holding an Ordinary Share or donate an Ordinary Share, your heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance tax or gift tax at the same rate as indicated above.

However, if ADS or the Ordinary Shares underlying share the ADSs are not located within Korea, Korean inheritance tax or gift tax will not be applied.

At present, Korea has not entered into any tax treaty relating to inheritance tax or gift tax.

Securities Transaction Tax

If you transfer the Ordinary Shares on the Korea Exchange in 2023, you will be subject to securities transaction tax at the rate of 0.20% (with such rate to be reduced to 0.18% if the transfer is made in 2024 and 0.15% on transfers starting January 1, 2025) of the sale price of the Ordinary Shares. If your transfer of the Ordinary Shares is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.35% and will not be subject to an agriculture and fishery special surtax.

Under the Securities Transaction Tax Law, depositary receipts (such as American depositary receipts) constitute share certificates subject to the securities transaction tax. However, the transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq Global Market, or other qualified foreign exchanges is exempt from the securities transaction tax.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with EF Hutton, division of Benchmark Investments, LLC, as the representative of the underwriters in this offering (the “Representative” or “EF Hutton”). The underwriters may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this offering. The underwriters have agreed to purchase from us, on a firm commitment basis, the number of ADSs set forth opposite their names below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriter	Number of ADSs
EF Hutton, division of Benchmark Investments, LLC	[•]
Total

The underwriters are committed to purchase all the ADSs offered by this prospectus if they purchase any ADSs. The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the underwriters an option, exercise for 45 days from the date of this prospectus, to purchase up to [•] additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of cover over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

Fees, Underwriting Discounts and Expense Reimbursement

We will pay the underwriters a cash fee equivalent to seven percent (7.0%) of the gross proceeds of this offering. The underwriters propose initially to offer the ADSs to the public at the offering price set forth on the cover page of this prospectus and to dealers at those prices less the aforesaid fee (“underwriting discount”) set forth on the cover page of this prospectus. If all of the ADSs offered by us are not sold at the offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the underwriting fees/commission payable to the underwriters with this offering:

	Per ADS	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Initial Public offering price	$	$	$
Underwriting fees and commissions (7.0%)	$	$	$
Proceeds, before expenses, to us	$	$	$
Non-accountable expense allowance (1.0%)	$	$	$

We have agreed to pay all expenses relating to the offering, including, without limitation: (a) all filing fees and expenses relating to the registration of the ADSs with the SEC; (b) all fees and expenses relating to the listing of the ADSs on Nasdaq; (c) all fees associated with the review of the offering by FINRA; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of shares offered under “blue sky” securities laws or the securities laws of foreign jurisdictions designated by the Representative, including the reasonable fees and expenses of the Representative’s blue sky counsel; (e) all fees, expenses and disbursements relating to the registration, qualification or exemption of the ADSs under the securities laws of such foreign jurisdictions; (f) the costs of mailing and printing the offering materials; (g) transfer and/or stamp taxes, if any, payable upon our transfer of the ADSs to the Representative; and (h) the fees and expenses of our accountants; and (i) actual accountable expenses of the representative not to exceed $175,000 for fees and expenses including “road show”, diligence, and reasonable legal fees and disbursements for the representative’s legal counsel. Additionally, we have agreed to provide an expense advance to the representative of $50,000 to be applied against out-of-pocket accountable expense, which will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to pay to the underwriters, by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the ADSs in this offering.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $_____.

The underwriters intend to offer the ADSs to their retail customers only in states in which we are permitted to offer the ADSs. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on a National Securities Exchange are “covered securities.” If we were unable to meet National Securities Exchange listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet a National Securities Exchange’s listing requirements and our application to list on the exchange is approved.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement. A form of the underwriting agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Representative’s Warrants

We have also agreed to issue to the Representative warrants to purchase up to a number of ADSs equal to five percent (5.0%) of the total number of ADSs sold in this offering, including any ADSs issued upon exercise of the Representative’s over-allotment option. The Representative’s Warrants and the Ordinary Shares underlying ADSs issuable upon exercise of such Representative’s Warrants are included in this prospectus.

The Representative’s Warrants will have an exercise price per ADS equal to 100% of the initial public offering price per ADS in this offering. The Representative’s Warrants are exercisable during the four and a half-year period commencing six (6) months from the effective date of this offering. The Representative’s Warrants and the ADSs underlying the warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). The Representative (or permitted assignees under FINRA Rule 5110(e)(1)) may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the ADSs underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying ADSs for a period of 180 days beginning on the commencement of sales in the offering, except as permitted by FINRA Rule 5110(e)(2). The Representative’s Warrants will provide for adjustment in the number and price of such warrants and the ADSs underlying such warrants in the event of recapitalization, merger, or other structural transaction to prevent mechanical dilution.

Tail Financing

We have also agreed to pay EF Hutton, subject to certain exceptions, a cash fee equal to seven percent (7.0%) of the gross proceeds received by us from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by EF Hutton to us during the period from the date EF Hutton was engaged until the final closing of this offering (the “Engagement Period”), in connection with any public or private financing or capital raise (each a “Tail Financing”), and such Tail Financing is consummated at any time during the Engagement Period or within the twelve (12) month period following the expiration or termination of the Engagement Period (the “Tail Period”), provided that such Tail Financing is by a party actually introduced to us in an offering in which we have direct knowledge of such party’s participation. The right to receive a fee in connection with the Tail Financing shall be subject to FINRA Rule 5110(g), and we shall have a right of termination for cause, which includes that we may terminate EF Hutton’s engagement upon EF Hutton’s material failure to provide the underwriting services required by the underwriting agreement. Our exercise of the right of termination for cause will eliminate any obligations with respect to the payment of any termination fee or provision of any tail financing fee, including the tail financing set forth above.

Right of First Refusal

We have agreed, provided that this offering is completed, that until twelve (12) months after the closing date of this offering, the Representative shall have an irrevocable right of first refusal to act as sole investment banker, sole book-runner, and/or sole placement agent at its sole discretion, for each and every future public equity and debt offering, including all public equity linked financings (each, a “Subject Transaction”), during such 12-month period, of us, or any successor to or any current or future subsidiary of us, and the Representative shall have the sole right to determine whether or not any other broker dealer shall have the right to participate in the Subject Transactions and the economic terms of such participation. For the avoidance of any doubt, we shall not retain, engage or solicit any additional investment banker, book-runner, financial advisor, underwriter and/or placement agent in a Subject Transaction during the twelve (12) month period referred to above without the express written consent of the Representative, provided, however, that such right shall be subject to FINRA Rule 5110(g).

Lock-Up Agreements

We, on behalf of ourselves and any successor entity, will agree in the underwriting agreement that, without the prior written consent of EF Hutton, it will not, for a period of 180 days after the date of this prospectus (the “Lock-Up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of us or any securities convertible into or exercisable or exchangeable for shares of capital stock of us; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of us or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of us, other than entering into a line of credit with a traditional bank or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of us, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock of us or such other securities, in cash or otherwise.

In addition, each of our directors, officers and our 5% and greater shareholders have agreed that for a period of 180 days after the date of this prospectus, without the prior written consent of EF Hutton, and subject to certain exceptions, they will not, directly or indirectly, (i) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any ADSs of us or any securities convertible into or exercisable or exchangeable for ADSs of us, whether now owned or hereafter acquired by such person or with respect to which such person has or hereafter acquires the power of disposition; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; (iii) make any demand for or exercise any right with respect to the registration of any such securities; or (iv) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any such securities.

Price Stabilization, Short Positions, and Penalty Bids

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act:

•        Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•        Over-allotment transactions involve sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising the over-allotment option and/or purchasing ADSs in the open market.

•        Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•        Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Initial Public Offering Price

Prior to this offering, there has not been a public market for the ADSs. The initial public offering price of the ADSs offered by this prospectus has been determined by negotiation between us and the underwriters. Among the factors considered in determining the initial public offering price of the ADSs were:

•        Our history and our prospects;

•        Our financial information and historical performance;

•        The industry in which we operate;

•        The status and development prospects for our services;

•        The experience and skills of our senior management; and

•        The general condition of the securities markets at the time of this offering.

We offer no assurances that the public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active trading market for the ADSs will develop and continue after this offering.

Electronic Offer, Sale and Distribution of Securities.

A prospectus in electronic format may be delivered to potential investors by the underwriters. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained on any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part.

Indemnification

We have agreed to indemnify the Representative against certain liabilities, including liabilities under the Securities Act and the Exchange Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Application for Nasdaq Listing

We will apply to have the ADSs approved for listing/quotation on the Nasdaq Capital Market under the symbol “[        ].” We will not consummate and close this offering without a listing approval letter from the Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of ADSs in this offering sufficient to satisfy applicable listing criteria, the ADSs will in fact be listed.

If the application is approved, trading of the ADSs on the Nasdaq Capital Market will begin within five days following the closing of this offering. If the ADSs are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect to such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions Outside the United States

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation, or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Notice to Prospective Investors in Canada

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Notice to Prospective Investors in Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Act of Japan, and may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Act of Japan and (2) otherwise in compliance with the Financial Instruments and Exchange Act of Japan and other relevant laws, regulations, and governmental guidelines of Japan.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in China and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of China except pursuant to applicable laws, rules, and regulations of China. For the purpose of this paragraph only, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Notice to Prospective Investors in Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation, or document relating to the ADSs be issued or may be in possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Taiwan

The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

Notice to Prospective Investors in Korea

Due to restrictions under and the requirements of the securities laws of Korea, the ADSs are not being offered or sold and may not be offered or sold, and the registration statement of which this prospectus forms a part may not be circulated or distributed, directly or indirectly, in such jurisdiction. Persons located in or who are resident of such jurisdiction will not be permitted to acquire, directly or indirectly, the ADSs in this offering, except as permitted by law applicable to such person and full compliance with such law.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and the non-accountable expense allowance payable to the underwriters, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	US$ [•]
Nasdaq Capital Market Listing Fee	US$ [•]
FINRA Filing Fee	US$ [•]
Legal Fees and Expenses	US$ [•]
Accounting Fees and Expenses	US$ [•]
Printing and Engraving Expenses	US$ [•]
Miscellaneous Expenses	US$ [•]
Total Expenses	US$ [•]

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of ADSs sold in the offering.

LEGAL MATTERS

The validity of the Ordinary Shares represented by the ADSs offered in this offering and certain other legal matters as to Hong Kong law will be passed upon for us by Patrick Mak & Tse. Certain legal matters as to United States federal and New York State law in connection with this offering will be passed upon for us by Hunter Taubman Fischer & Li LLC. Legal matters as to mainland China law will be passed upon for us by Jincheng Tongda & Neal Law Firm. Nelson Mullins Riley & Scarborough LLP is acting as U.S. counsel to the underwriter. Jiangsu JUNJIN Law Firm is acting as PRC counsel to the Underwriters.

EXPERTS

The consolidated financial statements for the fiscal years ended December 31, 2021 and 2022, as set forth in this prospectus and elsewhere in the registration statement, have been so included in reliance on the report of Audit Alliance LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Audit Alliance LLP is located at 10 Anson Road #20-16 International Plaza, Singapore 079903.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the underlying Ordinary Shares represented by the ADSs offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

WING YIP FOOD HOLDINGS GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Wing Yip Food Holdings Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wing Yip Food Holdings Group Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2022, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP (PCAOB ID: 3487)

We have served as the Company’s auditor since 2023.

November 28, 2023

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of December 31, 2022	As of December 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$67,393,694	$76,764,388
Accounts receivable, net	4,056,334	6,281,716
Inventories, net	7,728,847	5,915,368
Prepaid expenses and other current assets	5,061,579	4,337,251
TOTAL CURRENT ASSETS	$84,240,454	$93,298,723

NON-CURRENT ASSETS:
Property, plant and equipment, net	$78,972,158	$69,114,489
Intangible assets, net	60,620	74,136
Land-use rights, net	697,955	786,431
Right-of-use assets	350,363	999,725
Other non-current assets	205,210	221,255
TOTAL NON-CURRENT ASSETS	$80,286,306	$71,196,036
TOTAL ASSETS	$164,526,760	$164,494,759

LIABILITIES
CURRENT LIABILITIES:
Short term loans	$3,914,632	$10,239,149
Long-term loans	434,959	78,461
Accounts payable	7,115,236	13,156,483
Deferred income	85,232	111,528
Accrued expenses and other payables	3,636,913	3,949,722
Taxes payable	1,717,304	294,816
Lease liabilities	116,974	647,652
TOTAL CURRENT LIABILITIES	$17,021,250	$28,477,811

NON-CURRENT LIABILITIES:
Long term loans	$12,741,800	$1,959,466
Operating lease liabilities	262,082	410,063
Deferred tax liabilities	1,623,806	1,650,966
TOTAL NON-CURRENT LIABILITIES	$14,627,688	$4,020,495
TOTAL LIABILITIES	$31,648,938	$32,498,306

COMMITMENTS AND CONTINGENCIES (NOTE 19)	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares (47,973,428 shares issued and outstanding as of December 31, 2022 and 2021)	$37,370,297	$37,370,297
Additional paid-in capital	—	—
Statutory reserve	8,567,722	6,675,219
Accumulated other comprehensive (loss) income	(1,287,954)	9,024,661
Retained earnings	88,227,757	78,926,276
TOTAL SHAREHOLDERS’ EQUITY	$132,877,822	$131,996,453
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$164,526,760	$164,494,759

The accompanying notes are an integral part of these consolidated financial statements.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended December 31,
	2022	2021
Revenue	$130,789,405	$134,034,331
Cost of revenue	(86,444,589)	(84,680,825)
Gross profit	44,344,816	49,353,506

Operating expenses:
Selling expenses	(19,691,729)	(20,017,457)
General and administrative expenses	(4,006,282)	(5,093,177)
Research and development expenses	(4,105,172)	(5,008,535)
Total operating expenses	(27,803,183)	(30,119,169)

Other income (expenses):
Interest income	244,416	230,647
Interest expenses	(83,516)	(105,702)
Other income, net	122,240	728,689
Other expense, net	(1,762,251)	(257,929)
Exchange loss	(55,654)	(3,783)
Total other income (expenses), net	(1,534,765)	591,922

Income before income tax	15,006,868	19,826,259
Income tax expenses	(3,812,884)	(3,259,300)
Net income	$11,193,984	$16,566,959

Other comprehensive income
Foreign currency translation adjustments, net of tax	10,312,615	(2,899,568)
Other comprehensive income	$21,506,599	$13,667,391

Earnings per share, basic and diluted	$0.23	$0.35

Weighted average number of shares	47,973,428	47,973,428

The accompanying notes are an integral part of these consolidated financial statements.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary Shares		Additional Paid-in Capital	Statutory Reserve	Retained earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
	Shares	Amount
		$	$	$	$	$	$
Balance as of December 31, 2020	47,973,428	$37,370,297	—	$4,002,722	$65,472,339	$6,125,093	$112,970,451
Dividend declared			—		(440,525)	—	(440,525)
Net income	—	—	—	—	16,566,959	—	16,566,959
Appropriated statutory surplus reserves	—	—	—	2,672,497	(2,672,497)	—	—
Foreign currency translation adjustment	—	—	—	—	—	2,899,568	2,899,568
Balance as of December 31, 2021	47,973,428	37,370,297		6,675,219	78,926,276	9,024,661	131,996,453
Net income			—	—	11,193,984	—	11,193,984
Appropriated statutory surplus reserves		—	—	1,892,503	(1,892,503)	—	—
Foreign currency translation adjustment		—	—	—	—	(10,312,615)	(10,312,615)
Balance as of December 31, 2022	47,973,428	$37,370,297	$—	$8,567,722	$88,227,757	$(1,287,954)	$132,877,822

The accompanying notes are an integral part of these consolidated financial statements.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended December 31,
	2022	2021
Cash flows from operating activities:
Net income	$11,193,984	$16,566,959
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation of property, plant and equipment	1,347,274	2,934,992
Disposal loss of property, plant and equipment	1,668,442	14,052
Reversals of allowance for doubtful accounts	(8,374)	(4,807)
Amortization of intangible assets	6,995	5,989
Amortization of land use right	16,863	11,928
Amortization of right-of-use asset	649,362	623,206
Deferred income taxes	(27,160)	23,938
Changes in operating assets and liabilities:
Accounts receivable	2,233,756	1,553,350
Inventories	(1,813,479)	(649,586)
Prepaid expenses and other current assets	(724,326)	(1,309,722)
Other non-current assets	16,045	124,287
Accounts payable	(6,041,247)	3,358,866
Deferred revenue	(26,296)	(16,224)
Taxes payable	1,422,488	(417,430)
Lease liabilities	(678,659)	(606,539)
Accrued expenses and other payables	(312,809)	1,760,175
Net cash provided by operating activities	8,922,859	23,973,434

Cash flows from investing activities:
Purchase of property and equipment	(18,056,679)	(27,545,128)
Purchase of intangible assets	—	(58,245)
Net cash used in investing activities	(18,056,679)	(27,603,373)

Cash flows from financing activities:
Proceeds from short-term loans	9,961,845	11,808,366
Proceeds from long-term loans	11,598,910	1,367,429
Repayment of short-term loans	(15,727,397)	(8,630,700)
Repayment of long-term loans	—	(952,727)
Dividend paid	—	(440,525)
Net cash provided by financing activities	5,833,358	3,151,843

Effect of exchange rate changes on cash held in foreign currencies	(6,070,232)	2,015,087
Net (decrease) increase in cash	(9,370,694)	1,536,991
Cash at beginning of the year	76,764,388	75,227,397
Cash at end of the year	$67,393,694	$76,764,388

Supplemental disclosures of cash flows information:
Cash paid for income taxes	2,044,224	3,898,033
Cash paid for interest expense	576,097	468,627

Supplemental non-cash financing activity:
Lease liabilities arising from obtaining right-of-use assets	39,947	84,554

The accompanying notes are an integral part of these consolidated financial statements.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1. Organization and principal activities

Wing Yip Food Holdings Group Limited (“Wing Yip”) is a company incorporated in Hong Kong with limited liability. The principal activity of Wing Yip is investment holding.

Wing Yip owns 100% of the equity interests in Guangdong Wing Yip Food Co., Ltd (“Wing Yip GD”), a company incorporated in the PRC on December 2, 2010.

On November 26, 2017, Horgos Wing Yip Brand Business Service Co., Ltd. (“Wing Yip HG”) was incorporated in the PRC by Wing Yip to provide brand promotion services.

On August 12, 2020, Hainan Wing Yip Food Technology Co., Ltd. (“Wing Yip HN”) was incorporated in the PRC by Wing Yip for production and sale of food.

On August 3, 2021, Huaiji Wing Yip Food Technology Co., Ltd. (“Wing Yip HJ”) was incorporated in the PRC.

Wing Yip GD owns 100% of the equity interests in Wing Yip HN, Wing Yip HJ and Wing Yip HG.

Details of Wing Yip and the subsidiaries of Wing Yip (collectively, the “Company”) are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Wing Yip	April 24, 2015	Hong Kong, China	Parent	Holding company
Wing Yip GD	December 2, 2010	Guangdong, China	100	Production and sale of food
Wing Yip HG(1)	November 26, 2017	Horgos, China	100	Provision of brand related services
Wing Yip HN	August 12, 2020	Hainan, China	100	Production and sale of food
Wing Yip HJ	August 3, 2021	Huaiji, China	100	Not yet commence business

____________

(1)      Wing Yip HG was voluntarily dissolved on September 22, 2022.

The Company is listed on the Korea Exchange in Republic of Korea (stock code: 900340) and its consolidated financial statements have been issued and available for public use.

Note 2. Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”).

Principles of consolidation

The consolidated financial statements of the Company reflect the principal activities of the Company and its subsidiaries. All significant intercompany balances and transactions are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenue and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, inventory reserve provision, useful lives and impairment of long-lived assets, valuation allowance for deferred tax assets, and allowance for doubtful accounts. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements. The inputs into the Company’s judgments and estimates consider the economic implications of the COVID-19 pandemic on the Company’s critical and significant accounting estimates.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Foreign currency translation and transaction

The reporting currency of the Company is the United States Dollar (“US$”). The functional currency of Wing Yip is the Hong Kong dollars (“HKD”). The Company’s operating subsidiary in China uses Renminbi (“RMB”) as the functional currency.

The financial statements of Wing Yip and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

For the Company, except for the shareholders’ equity, the balance sheet accounts on December 31, 2022 and 2021 were translated at RMB6.8972 to $1.00 and RMB6.3726 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the years ended December 31, 2022 and 2021 were RMB6.7290 to $1.00 and RMB6.4508 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits with banks and other monetary funds. The Company maintains cash and cash equivalents with various financial institutions primarily in China. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of December 31, 2022 and 2021, cash and cash equivalents balances were $67,393,694 and $76,764,388, respectively. The majority of the Company’s cash is saved in state-owned banks in the PRC, and part of deposits are covered by insurance. In China, a depositor has up to RMB500,000 ($72,493) insured by the People’s Bank of China Financial Stability Bureau. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Accounts receivable, net

Accounts receivable represent the amounts that the Company has an unconditional right to consideration, which are stated at the historical carrying amount net of allowance for doubtful accounts.

The Company maintains an allowance for doubtful accounts, which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts taking into consideration various factors, including but not limited to, historical collection experience and credit-worthiness of the debtors, as well as the age of the individual receivables balance. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss).

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Inventories

Inventories, primarily consisting of raw materials, finished goods, goods shipped in transit and working in process, is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using first-in-first-out method. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

Prepaid expenses and other current assets

Prepaid expense and other current assets primarily consist of prepayments made to vendors or services providers for future services that have not been provided, other current assets, and other receivable from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. Management believes that, as of December 31, 2022 and 2021, the Company’s other current assets were not impaired.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated useful lives
Building	20 years
Electronic equipment	3 to 5 years
Transportation equipment	4 years
Machinery Equipment	10 years
Other Equipment	5 to 10 years
Building Improvement	20 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss). Expenditures for maintenance and repairs are charged to expenses as incurred, while additions, renewals, and betterments, which are expected to extend the useful life of assets, are capitalized.

Intangible assets, net

Intangible assets are copyright, patent right and the trademark right developed by the Company, which are recorded at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the estimated 10-year useful lives:

Land use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use the parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. The estimated useful life for land use right is 30 years.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate, and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2022 and 2021, impairment of long-lived assets was nil.

Long-term investments

The Company invests from time to time in equity securities of private companies. If the Company determines that the Company has control over these companies, the Company includes them in the consolidated financial statements. If the Company determines that the Company does not have control over these companies, the Company then determines if the Company has an ability to exercise significant influence via voting interests, board representation or other business relationships.

The Company accounts for the investments where the Company exercises significant influence using either an equity method of accounting or at fair value by electing the fair value option under Accounting Standards Codification (“ASC”) Topic 825, Financial Instruments. If the fair value option is applied to an investment that would otherwise be accounted for under the equity method, the Company applies it to all its financial interests in the same entity (equity and debt, including guarantees) that are eligible items. All gains and losses from fair value changes, unrealized and realized, are presented as changes in fair values of equity and long-term investments, net on the consolidated statements of income.

If the Company concludes that it does not have an ability to exercise significant influence over an investee, the Company may elect to account for the security without a readily determinable fair value using the measurement alternative under ASC Topic 312, Investments — Equity Securities. This measurement alternative allows the Company to measure the equity investment at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

The Company’s long-term investments are equity method investments. Investee companies over which the Company has the ability to exercise significant influence but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Company initially records its investment at cost and subsequently recognizes the Company’s proportionate share of each equity investee’s net income or loss after the date of investment into net loss and accordingly adjusts the carrying amount of the investment. The Company reviews its equity method investments for impairment whenever an event or circumstance indicates that any other-than-temporary impairment has occurred. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investment.

An Impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. As of December 31, 2022 and 2021, the Company had no impairment for long-term investments.

Operating leases

The Company adopted the Topic 842 on April 1, 2019 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered after, the beginning of the earliest comparative period presented in the consolidated financial statements.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

The Company, through its subsidiary, leases its offices, which are classified as operating leases in accordance with Topic 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption for the lease terms that are 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset. The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term and had no finance leases for any of the periods stated herein.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of December 31, 2022 and 2021.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement, and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

•        Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•        Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts reported in the balance sheets of cash, accounts receivable, inventory, advances to suppliers, prepaid expenses and other current assets, due from related parties, value added tax (“VAT”) recoverables, short-term bank loans, accounts payable, advances from customers, taxes payable, operating lease liabilities, amounts due to related parties, accrued expenses and other liabilities, approximate their fair market value based on the short-term maturity of these instruments. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2022 and 2021.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Loans

Loans comprise short-term loans and long term loans. Loans are recognized initially at fair value, net of transaction costs incurred. Loans are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable represent liabilities for goods provided to the Company prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities. Accounts payable are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the consolidated financial statements for the years ended December 31, 2022 and 2021 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that the Company collects concurrent with revenue-producing activities is excluded from revenue.

The Company follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the good or service transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

For each performance obligation satisfied at a point in time, the Company recognizes revenue at a point in time by measuring the progress toward complete satisfaction of that performance obligation.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

The principal versus agent evaluation Is matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether the Company controls the good or service before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the years ended December 31, 2022 and 2021, there was no revenue recognized on a net basis where the Company is acting as an agent.

For the years ended December 31, 2022 and 2021, the company’s revenues were primarily derived from (i) sales of products through offline, including sales of cured meat products, snack products and frozen meat products to distributors, and sales of cured meat products and snack products in stores, (ii) sales of cured meat products and snack products primarily through online platform such as Tiktok, JD.com and Pinduoduo.

Revenue from sales of products through offline

The Company generates revenue from the sale of cured meat products, snack products and frozen meat products to customers. The Company enters into contracts with customers as a principal. The contracts contain one single performance obligation with standard quality guarantee, which is transferring the products or accessories to their customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. Usually, the Company offers a credit term within 30-90 days for business customers. The Company recognizes revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been accepted and received by customers. In the normal course of business, the Company’s products are sold with no right of return unless the item is defective.

Revenue from sales of products through online platforms

In accordance with ASC 606, the Company, as a principal, obtains control of specified goods or services before they are transferred to the customers, fulfils the promise to provide the specified products to customer, bears the risk of loss due to factors including physical damage, obsolescence, expired, etc. either before the specified products has been sold to the customers or upon return and, and determines the selling price for each product at its sole discretion. Therefore, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified products transferred.

The Company recognizes the revenue net of discounts and return allowances when the products are delivered, and the title is passed to customers. For sale of products through online platform, we estimate the possibility of return based on the historical experience. As of December 31, 2022 and 2021, liabilities for return allowance were not material to the consolidated financial statements.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. The Company’s disaggregation of revenue for the years ended December 31, 2022 and 2021 are as follows:

	For the year ended December 31,
	2022	2021
Revenue from sales of products through offline	$127,864,968	$131,069,108
Revenue from sales of products through online platforms	2,924,437	2,965,223
Total revenue	$130,789,405	$134,034,331

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Revenue by product categories

The summary of the Company’s total revenues by product categories for the years ended December 31, 2022 and 2021 was as follows:

	For the year ended December 31,
	2022	2021
Revenue from sales of cured pork sausages	$53,437,430	$56,293,508
Revenue from sales of cured pork meat	19,151,374	23,224,277
Revenue from sales of other cured meat products	15,804,689	15,987,618
Revenue from sales of snack products	35,906,342	34,429,856
Revenue from sales of frozen meat products	6,489,570	4,099,072
Total revenue	$130,789,405	$134,034,331

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

Cost of revenue

Cost of revenue consists primarily of (i) cost of materials purchased from suppliers, (ii) sales taxes and additional taxes, and (iii) depreciation expenses of the equipment.

Selling expenses

Selling expenses include (i) sales service costs incurred from provision of customer services, (ii) traveling costs of sales and marketing staff, (iii) salaries and benefits of sales and marketing staff, (iv) advertising costs, and (v) others, such as conference costs.

General and administrative expenses

General and administrative expenses mainly consist of (i) salaries, welfare and insurance expenses for the Company’s administrative personnel, (ii) depreciations and amortizations, (iii) lease expenses relating to leased properties used for administrative and factory purposes, (iv) entertainment expenses are used for business operation, and (v) others, which primarily include traveling, office expenses, and other miscellaneous expenses for administrative purposes.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Research and development expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise costs of materials used for experiments, employee costs, and other daily expenses related to research and development activities.

Government grants

Government grants represent cash subsidies received from the local government in the PRC. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized when received. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business.

Employee benefits

Full-time employees of the operating entity in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Company has made employee benefits contributions under PRC government requirements and has no legal obligation beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $671,659 and $575,549 for the years ended December 31, 2022 and 2021, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (the “PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund.” For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under the PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

As of December 31, 2022 and December 31, 2021, the balance of the required statutory reserves was $8,567,722 and $6,675,219, respectively.

VAT

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company believes there were no uncertain tax positions on December 31, 2022 and 2021.

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of December 31, 2022, the tax years for the Company’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2022 and 2021.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the increase in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income (loss) included net income and foreign currency translation adjustments that are presented in the consolidated statements of comprehensive income (loss).

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2022 and 2021, there was no dilution impact.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, including the redeemable shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2022 and 2021, there were no dilutive shares.

Risks and uncertainties

With the development of the ever-changing situation, the governments of different countries, including China, are constantly adjusting their attitudes and policies towards the COVID-19. In late 2022, the Chinese government relaxed COVID-19 control policies, as a result of which, although the number of confirmed cases in China surged in a short time, businesses in China, including the Company, are gradually returning to normal. However, the Company is uncertain as to when the outbreak of COVID-19 will be completely controlled in China and globally, and resurgence

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

of the COVID-19 pandemic and any other adverse public health developments may temporarily adversely impact the Company’s operating activities. The continued uncertainties associated with COVID-19 may cause the Company’s revenue and cash flows to underperform in the next 12 months.

Concentration of credit risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of December 31, 2022, and 2021, the aggregate amounts of cash of $67,393,694 and $76,764,388, respectively, were deposited at major financial institutions located in the PRC. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations. The Company maintains an allowance for doubtful accounts, and actual losses have generally been within management’s expectations. Refer to “Note 18. Customer and Supplier Concentrations” for detail.

Currency convertibility risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

Interest rate risk

The Company’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company’s exposure to interest rate risk also arises from its borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Company has not been, and does not expect to be, exposed to material interest rate risks, and therefore has not used any derivative financial instruments to manage such interest risk exposure. The Company has not been exposed to material risks due to changes in market interest rates, and has not used any derivative financial instruments to manage the interest risk exposure during the years ended December 31, 2022, and 2021.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

growth company, the Company plans to adopt this guidance effective January 1, 2024. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements, but it does not expect this guidance will have a material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06). The amendments in ASU 2020-06 simplify the accounting for convertible instruments by removing major separation models and removing certain settlement condition qualifiers for the derivatives scope exception for contracts in an entity’s own equity, and simplify the related diluted net income per share calculation for Subtopic 470-20 and Subtopic 815-40. ASU 2020-06 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023, for smaller reporting companies, as defined by the SEC. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is evaluating the impact of this ASU on its consolidated financial statements and disclosures.

In March 2022, the FASB issued ASU No. 2022-02, Financial Instruments — Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminates the troubled debt restructurings (TDRs) accounting model for creditors that have already adopted Topic 326, which is commonly referred to as the current expected credit loss (CECL) model. For entities that have adopted Topic 326, the amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The FASB’s decision to eliminate the TDR accounting model is in response to feedback that the allowance under CECL already incorporates credit losses from loans modified as TDRs and, consequently, the related accounting and disclosures — which preparers often find onerous to apply — no longer provide the same level of benefit to users. The Company is currently evaluating the impact of the new guidance on our consolidated financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

Note 3. Accounts receivable, net

Accounts receivable, net, consisted of the following:

	As of December 31, 2022	As of December 31, 2021
Accounts receivable	$4,080,716	$6,316,948
Less: allowance for doubtful accounts	(24,382)	(35,232)
Accounts receivable, net	$4,056,334	$6,281,716

The Company reversed $8,374 allowance for doubtful accounts, and the currency translation difference was $2,476 for the year ended December 31, 2022.

The Company reversed $4,807 allowance for doubtful accounts, and the currency translation difference was $878 for the year ended December 31, 2021.

Changes of allowance for doubtful accounts are as follows:

	2022	2021
Beginning balance	$35,232	$39,161
Reversals	(10,850)	(3,929)
Ending balance	$24,382	$35,232

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 4. Inventories

Inventories consisted of the following:

	As of December 31, 2022	As of December 31, 2021
Raw materials	$6,766,685	$4,781,879
Working in processing	504,891	562,594
Goods shipped in transit	63,792	57,197
Finished goods	393,479	513,698
Total inventory	$7,728,847	$5,915,368

For the years ended December 31, 2022 and 2021, the Company recorded no impairment provision of inventories for lower of cost or net realizable value, respectively.

Note 5. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	As of December 31, 2022	As of December 31, 2021
Prepayment for decoration	$1,565,832	$1,310,963
Prepaid rental expense	1,659,804	1,796,441
VAT deductibles	1,644,165	—
Prepayment for equipment	—	1,012,136
Deposit	139,622	151,116
Others	52,156	66,595
Prepaid expenses and other current assets	$5,061,579	$4,337,251

For the years ended December 31, 2022 and 2021, the Company recorded no allowance for other receivable.

Note 6. Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	As of December 31, 2022	As of December 31, 2021
Building	$40,735,439	$6,958,762
Machinery Equipment	29,663,474	9,814,876
Electronic Equipment	934,216	1,011,122
Transportation Equipment	59,630	64,539
Other Equipment	8,813,131	9,465,919
Building Improvement	12,900,881	53,913,086
Subtotal	$93,106,771	$81,228,304
Less: accumulated depreciation	(14,134,613)	(12,113,815)
Total	$78,972,158	$69,114,489

Depreciation expenses for the years ended December 31, 2022 and 2021 were $1,347,274 and $2,934,992, respectively.

As of December 31, 2022 and 2021, the buildings with carrying value of $32,064,681 and $2,657,325 have been pledged for the purpose of obtaining bank loans.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 7. Intangible assets, net

Intangible assets, net, consisted of the following:

	As of December 31, 2022	As of December 31, 2021
Trademark right	$4,716	$5,104
Copyright	215	233
Patent right	74,290	80,405
Subtotal	79,221	85,742
Less: accumulated amortization	(18,601)	(11,606)
Intangible asset, net	$60,620	$74,136

Amortization expenses for the years ended December 31, 2022 and 2021 were $6,995 and $5,989, respectively.

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2023	$7,878
Fiscal year 2024	7,878
Fiscal year 2025	7,878
Fiscal year 2026	7,878
Fiscal year 2027	7,825
Thereafter	21,283
Total	$60,620

Note 8. Land-use rights, net

Land-use rights, net, consisted of the following:

	As of December 31, 2022	As of December 31, 2021
Land-use rights	$869,918	$941,531
Less: accumulated amortization	(171,963)	(155,100)
Land-use rights, net	$697,955	$786,431

Amortization expenses were $16,863 and $11,928 for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022 and 2021, the land-use rights have been pledged for the purpose of obtaining bank loans.

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2023	$28,582
Fiscal year 2024	28,582
Fiscal year 2025	28,582
Fiscal year 2026	28,582
Fiscal year 2027	28,582
Thereafter	555,045
Total	$697,955

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 9. Lease

The Company leases factories and stores under non-cancellable operating leases, with terms ranging from two to ten years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

As of December 31, 2022 and 2021, the remaining lease term was an average of 7.19 years and 8.19 year, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on weighted average borrowing rate for bank loans in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 5.59% per annum as of December 31, 2022 and 2021, respectively.

Supplemental balance sheet information related to operating leases from the Company’s operations was as follows:

	As of December 31, 2022	As of December 31, 2021
Right-of-use assets under operating leases	$350,363	$999,725
Operating lease liabilities, current	116,974	647,652
Operating lease liabilities, non-current	262,082	410,063
Total operating lease liabilities	$379,056	$1,057,715

The following table presents maturity of lease liabilities as of December 31, 2022:

Twelve months ending December 31,	As of December 31, 2022
2023	$132,633
2024	49,001
2025	39,228
2026	43,151
2027	47,468
Thereafter	125,440
Total future minimum lease payments	436,921
Less: imputed interest	(57,865)
Total	$379,056

Amortization expenses were $649,362 and $623,206 for the years ended December 31, 2022 and 2021, respectively.

Note 10. Other non-current assets

Other non-current assets consisted of the following:

	December 31, 2022	December 31, 2021
Deposit	$205,210	$221,255
Total other non-current assets	$205,210	$221,255

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 11. Loans

Short-term loans

Short term loans consisted of the following:

	December 31, 2022	December 31, 2021
Bank of China	$—	$8,513,009
Zhongshan Rural Commercial Bank	1,594,850	1,726,140
Bank of Guangzhou	1,159,891	—
China Resources Bank of Zhuhai CO.LTD	1,159,891	—
Total	$3,914,632	$10,239,149

The Company’s short-term loans are primarily used for working capital purposes and bear interest rate of 3.95% ~ 5.07% (2021: 4.15% ~ 4.46%) per annum, with a weighted average interest rate of 4.61% (2021: 4.36%) per annum.

Certain bank borrowings are guaranteed by certain of our directors, certain legal representative and certain subsidiary and mortgaged by the building and land use right of Wing Yip GD as of December 31, 2022 and 2021.

For the years ended December 31, 2022 and 2021, the interest expense on short-term loans amounted to $113,675 and $63,671, respectively.

Long-term loans

	December 31, 2022	December 31, 2021
China Guangfa Bank	$10,149,046	$—
Construction bank of china	1,435,365	—
Bank of China	—	686,533
YUWIN GROUP	867,416	566,785
ZSUN RESOURCE HOLDING(HK) LIMITED	724,932	784,609
Subtotal of long-term loans	13,176,759	2,037,927
Less: current portion	(434,959)	(78,461)
Long-term loans – non-current portion	$12,741,800	$1,959,466

The Company’s long-term loans are primarily used for working capital purposes and bear interest rate of 3% ~ 5.50% (2021: 3% ~ 6.75%) per annum, with a weighted average interest rate of 3.75% (2021: 4.25%) per annum.

Certain bank borrowings are guaranteed by certain of our directors, certain legal representative and mortgaged by the building and land use right of Wing Yip GD as of December 31, 2022 and 2021.

For the years ended December 31, 2022 and 2021, the interest expense on long-term loans amounted to $462,422 and $404,956, respectively.

Note 12. Accounts payable

Accounts payable consisted of the following:

	December 31, 2022	December 31, 2021
Account payable to the suppliers	$7,115,236	$13,156,483
Total accounts payable	$7,115,236	$13,156,483

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 13. Deferred income

Deferred income consisted of the following:

	As of December 31, 2022	As of December 31, 2021
Government grant income	$85,232	$111,528
Total deferred income	$85,232	$111,528

Note 14. Accrued expenses and other payables

Accrued expenses consisted of the following:

	As of December 31, 2022	As of December 31, 2021
Payroll payable	$2,079,006	$2,520,832
Decoration payment payable	1,324,842	1,139,071
Interest payable	62,285	21,407
Water, electricity and steam expenses	162,034	229,714
Others	8,746	38,698
Total	$3,636,913	$3,949,722

Note 15. Income taxes

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Wing Yip was incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. For the years ended December 31, 2022 and 2021, Wing Yip provided provision of income tax expenses of nil.

PRC

Mainland China

Generally, the Company’s subsidiaries that are considered mainland China resident enterprises under mainland China tax laws are subject to enterprise income tax on their worldwide taxable income as determined under mainland China tax laws and accounting standards at a rate of 25%.

In accordance with the implementation rules of Enterprise Income Tax Law of the PRC (the “EIT Law”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 15. Income taxes (cont.)

expires. The Company’s subsidiary, Wing Yip GD, was qualified as a HNTE in 2019. Therefore, Wing Yip GD was eligible to enjoy a preferential tax rate of 15% for the years 2019, 2020, and 2021, to the extent it had taxable income under the EIT Law. For fiscal year 2022, Wing Yip GD’s income tax rate was 25%, as it did not re-apply for the HNTE certificate by the end of December 2022, and cannot enjoy such tax incentives starting in 2022. Wing Yip GD re-applied for the HNTE certificate in September 2023. As of the date of this prospectus, such application is still under review by relevant government authority.

The provision for income tax consisted of the following:

	As of December 31, 2022	As of December 31, 2021
Current income tax expenses	$3,712,012	$3,181,812
Deferred income tax expenses	100,872	77,488
Total income tax expenses	$3,812,884	$3,259,300

The following table sets forth reconciliation between the statutory earned income tax rate and the effective income tax:

	As of December 31, 2022	As of December 31, 2021
Income before income tax expenses	$15,006,868	$19,826,259
Income tax computed at statutory EIT rate (25%)	3,751,717	4,956,565
Tax effect of preferential tax treatments	122,607	(1,726,237)
Effect of other non-deductible expenses	17,241	22,314
Others	(78,681)	6,658
Total	$3,812,884	$3,259,300

The significant components of deferred tax liabilities were as following:

	As of December 31, 2022	As of December 31, 2021
Deferred tax liabilities	$1,623,806	$1,650,966
Total deferred tax liabilities	$1,623,806	$1,650,966

The deferred tax liabilities mainly include the dividend declared by Wing Yip GD to Wing Yip, and the decrease from December 31, 2021 to December 31, 2022 was mainly due to the change in the exchange rate.

Uncertain tax positions

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 16. Equity

Ordinary Shares

On January 1, 2018, the Company conducted a 30,000,000 ordinary shares public offering on the Korean Securities Dealers Automated Quotations (“KOSDAQ”) of Korea Exchange (“KRX”) and 10,409,095 ordinary shares were issued on November 30, 2018.

On November 18, 2019, for a redemption of convertible bonds 2,888,961 ordinary shares were issued.

On January 10, 2020, for a redemption of convertible bonds, 1,939,480 ordinary shares were issued.

On February 11, 2020, for a redemption of convertible bonds 2,735,892 ordinary shares were issued.

As of December 31, 2022 and 2021, the company had 47,973,428 and 47,973,428 shares outstanding, respectively.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with the PRC GAAP.

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of December 31, 2022 and 2021, the balance of the required statutory reserves was $8,567,722 and $6,675,219, respectively.

Note 17. Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with the U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans, and advances. As of December 31, 2022 and 2021, amounts restricted were the paid-in-capital and statutory reserve of the PRC entities, which amounted to $33,725,276 and $35,287,845, respectively.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 18. Customer and Supplier Concentrations

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenue and purchases, respectively.

There were no customers accounting for greater than 10% of the Company’s revenue for the year ended December 31, 2022 and 2021.

For the year ended December 31, 2022, two suppliers contributed approximately 14.72% and 14.05% of total purchases made by the Company, respectively.

For the year ended December 31, 2021, one supplier contributed approximately 20.96% of total purchases made by the Company.

The loss of any significant suppliers or the failure to purchase key raw materials could have a material adverse effect on the operating entity’s business, and the Company’s consolidated results of operations and financial condition.

Note 19. Commitments and Contingencies

Commitments

Non-cancellable operating leases within one year

The following table sets forth our contractual obligations as of December 31, 2022:

	Payment due by December 31
	Total	2023	2024	2025
Operating lease commitments under lease agreements	$9,803	$7,330	$2,473	$—

Contingencies

The Company may be involved in certain legal proceedings, claims, and other disputes arising from the commercial operations, projects, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations, or liquidity.

Note 20. Subsequent events

No subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of June 30, 2023	As of December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$78,351,286	$67,393,694
Accounts receivable, net	6,780,506	4,056,334
Inventories	9,490,525	7,728,847
Prepaid expenses and other current assets	2,135,811	5,061,579
TOTAL CURRENT ASSETS	$96,758,128	$84,240,454

NON-CURRENT ASSETS:
Property, plant and equipment, net	$70,850,849	$78,972,158
Intangible assets, net	58,221	60,620
Land-use rights, net	650,241	697,955
Right-of-use assets	256,814	350,363
Deferred offering costs	50,000	—
Other non-current assets	191,929	205,210
TOTAL NON-CURRENT ASSETS	$72,058,054	$80,286,306
TOTAL ASSETS	$168,816,182	$164,526,760

LIABILITIES
CURRENT LIABILITIES:
Short term loans	$3,723,470	$3,914,632
Long-term loans	744,694	434,959
Accounts payable	7,702,133	7,115,236
Deferred income	72,599	85,232
Accrued expenses and other payables	2,825,342	3,636,913
Taxes payable	3,570,655	1,717,304
Lease liabilities	33,437	116,974
TOTAL CURRENT LIABILITIES	$18,672,330	$17,021,250

NON-CURRENT LIABILITIES:
Long term loans	$15,961,422	$12,741,800
Operating lease liabilities	208,574	262,082
Deferred tax liabilities	1,640,530	1,623,806
TOTAL NON-CURRENT LIABILITIES	$17,810,526	$14,627,688
TOTAL LIABILITIES	$36,482,856	$31,648,938
COMMITMENTS AND CONTINGENCIES (NOTE 19)	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares (47,973,428 shares issued and outstanding as of June 30, 2023 and December 31, 2022)	$37,370,297	$37,370,297
Additional paid-in capital	—	—
Statutory reserve	8,567,722	8,567,722
Accumulated other comprehensive loss	(8,053,666)	(1,287,954)
Retained earnings	94,448,973	88,227,757
TOTAL SHAREHOLDERS’ EQUITY	$132,333,326	$132,877,822
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$168,816,182	$164,526,760

The accompanying notes are an integral part of these consolidated financial statements.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	For the six months ended June 30,
	2023	2022
Revenue	$65,956,754	$65,545,821
Cost of revenue	(43,972,954)	(41,407,438)
Gross profit	21,983,800	24,138,383

Operating expenses:
Selling expenses	(7,310,304)	(9,102,069)
General and administrative expenses	(2,090,898)	(1,835,115)
Research and development expenses	(1,580,331)	(2,048,254)
Total operating expenses	(10,981,533)	(12,985,438)

Other income (expenses):
Interest income	91,935	120,470
Interest expenses	(448,863)	(318,359)
Other income, net	16,083	45,823
Other expense, net	(2,090,386)	(1,769,637)
Exchange loss	(36,805)	(29,107)
Total other expenses	(2,468,036)	(1,950,810)

Income before income tax	8,534,231	9,202,135
Income tax expenses	(2,313,015)	(2,341,147)
Net income	$6,221,216	$6,860,988

Other comprehensive income
Foreign currency translation adjustments, net of tax	6,765,712	6,638,808
Other comprehensive income	$12,986,928	$13,499,796

Earnings per share, basic and diluted	$0.13	$0.14

Weighted average number of shares	47,973,428	47,973,428

The accompanying notes are an integral part of these consolidated financial statements.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary Shares			Additional Paid-in Capital		Statutory Reserve		Retained earnings		Accumulated Other Comprehensive Income		Total Shareholders’ Equity
	Shares	Amount
		$		$		$		$		$		$
Balance as of December 31, 2021	47,973,428		37,370,297				6,675,219		78,926,276		9,024,661		131,996,453
Net income	—		—		—		—		6,860,988		—		6,860,988
Foreign currency translation adjustment	—		—		—		—		—		(6,638,808)		(6,638,808)
Balance, June 30, 2022	47,973,428		37,370,297		—		6,675,219		85,787,264		2,385,853		132,218,633

Balance as of December 31, 2022	47,973,428		$37,370,297		$—		$8,567,722		$88,227,757		$(1,287,954)		$132,877,822
Net income					—		—		6,221,216				6,221,216
Foreign currency translation adjustment	—		—		—		—		—		(6,765,712)		(6,765,712)
Balance, June 30, 2023	47,973,428		$37,370,297		$—		$8,567,722		$94,448,973		$(8,053,666)		$132,333,326

The accompanying notes are an integral part of these consolidated financial statements.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the six months ended June 30,
	2023	2022
Cash flows from operating activities:
Net income	$6,221,216	$6,860,988
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation of property, plant and equipment	2,245,895	984,999
Disposal loss of property, plant and equipment	2,051,697	1,737,070
Amortization of intangible assets	2,874	4,193
Amortization of land use right	14,266	15,255
Amortization of right-of-use asset	217,398	363,506
Deferred income taxes	16,724	(73,227)
Changes in operating assets and liabilities:
Accounts receivable	(2,724,172)	2,373,803
Inventories	(1,761,678)	3,084,067
Prepaid expenses and other current assets	2,925,770	1,398,270
Other non-current assets	13,281	11,249
Accounts payable	586,897	(5,962,467)
Deferred revenue	(12,633)	(14,591)
Taxes payable	1,853,351	1,282,659
Lease liabilities	(137,045)	(428,024)
Accrued expenses and other payables	(811,571)	(1,263,401)
Net cash provided by operating activities	10,702,270	10,374,349

Cash flows from investing activity:
Purchase of property, plant and equipment	(4,007)	(4,226,469)
Net cash used in investing activity	(4,007)	(4,226,469)

Cash flows from financing activities:
Proceeds from short-term loans	1,103,250	6,993,555
Proceeds from long-term loans	4,137,190	—
Repayment of short-term loans	—	(36,245)
Repayment of long-term loans	(1,310,110)	(5,690,715)
Deferred offering costs	(50,000)	—
Net cash provided by financing activities	3,880,330	1,266,595

Effect of exchange rate changes on cash held in foreign currencies	(3,621,001)	(345,563)
Net increase in cash	10,957,592	7,068,912
Cash at beginning of the year	67,393,694	76,764,388
Cash at end of the year	$78,351,286	$83,833,300

Supplemental disclosures of cash flows information:
Cash paid for income taxes	725,352	894,672
Cash paid for interest expense	414,413	272,495

Supplemental non-cash financing activity:
Lease liabilities arising from obtaining right-of-use assets	7,977	25,208

The accompanying notes are an integral part of these consolidated financial statements.

WING YIP FOOD HOLDINGS GROUP LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1. Organization and principal activities

Wing Yip Food Holdings Group Limited (“Wing Yip”) is a company incorporated in Hong Kong with limited liability. The principal activity of Wing Yip is investment holding.

Wing Yip owns 100% of the equity interests in Guangdong Wing Yip Food Co., Ltd (“Wing Yip GD”), a company incorporated in the PRC on December 2, 2010.

On November 26, 2017, Horgos Wing Yip Brand Business Service Co., Ltd. (“Wing Yip HG”) was incorporated in the PRC by Wing Yip to provide brand promotion services.

On August 12, 2020, Hainan Wing Yip Food Technology Co., Ltd. (“Wing Yip HN”) was incorporated in the PRC by Wing Yip for production and sale of food.

On August 3, 2021, Huaiji Wing Yip Food Technology Co., Ltd. (“Wing Yip HJ”) was incorporated in the PRC.

Wing Yip GD owns 100% of the equity interests in Wing Yip HN, Wing Yip HJ and Wing Yip HG.

Details of Wing Yip and the subsidiaries of Wing Yip (collectively, the “Company”) are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Wing Yip	April 24, 2015	Hong Kong, China	Parent	Holding company
Wing Yip GD	December 2, 2010	Guangdong, China	100	Production and sale of food
Wing Yip HG(1)	November 26, 2017	Horgos, China	100	Provision of brand related services
Wing Yip HN	August 12, 2020	Hainan, China	100	Production and sale of food
Wing Yip HJ	August 3, 2021	Huaiji, China	100	Not yet commence business

____________

(1)      Wing Yip HG was voluntarily dissolved on September 22, 2022.

The Company is listed on the Korea Exchange in Republic of Korea (stock code: 900340) and its consolidated financial statements have been issued and available for public use.

Note 2. Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”).

Principles of consolidation

The consolidated financial statements of the Company reflect the principal activities of the Company and its subsidiaries. All significant intercompany balances and transactions are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenue and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, inventory reserve provision, useful lives and impairment of long-lived assets, valuation allowance for deferred tax assets, and allowance for doubtful accounts. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements. The inputs into the Company’s judgments and estimates consider the economic implications of the COVID-19 pandemic on the Company’s critical and significant accounting estimates.

WING YIP FOOD HOLDINGS GROUP LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Foreign currency translation and transaction

The reporting currency of the Company is the United States Dollar (“US$”). The functional currency of Wing Yip is the Hong Kong dollars (“HKD”). The Company’s operating subsidiary in China uses Renminbi (“RMB”) as the functional currency.

The financial statements of Wing Yip and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

For the Company, except for the shareholders’ equity, the balance sheet accounts on June 30, 2023 and December 31, 2022 were translated at RMB7.2513 to $1.00 and RMB6.8972 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the six months ended June 30, 2023 and 2022 were RMB6.9283 to $1.00 and RMB6.4791 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits with banks and other monetary funds. The Company maintains cash and cash equivalents with various financial institutions primarily in China. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of June 30, 2023, and December 31, 2022, cash and cash equivalents balances were $78,351,286 and $67,393,694, respectively. The majority of the Company’s cash is saved in state-owned banks in the PRC, and part of deposits are covered by insurance. In China, a depositor has up to RMB500,000 ($68,953) insured by the People’s Bank of China Financial Stability Bureau. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Accounts receivable, net

Accounts receivable represent the amounts that the Company has an unconditional right to consideration, which are stated at the historical carrying amount net of allowance for doubtful accounts.

The Company maintains an allowance for doubtful accounts, which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts taking into consideration various factors, including but not limited to, historical collection experience and credit-worthiness of the debtors, as well as the age of the individual receivables balance. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss).

WING YIP FOOD HOLDINGS GROUP LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Inventories

Inventories, primarily consisting of raw materials, finished goods, goods shipped in transit and working in process, is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using first-in-first-out method. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

Prepaid expenses and other current assets

Prepaid expense and other current assets primarily consist of prepayments made to vendors or services providers for future services that have not been provided, other current assets, and other receivable from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. Management believes that, as of June 30, 2023 and December 31, 2022, the Company’s other current assets were not impaired.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated useful lives
Building	20 years
Electronic equipment	3 to 5 years
Transportation equipment	4 years
Machinery Equipment	10 years
Other Equipment	5 to 10 years
Building Improvement	20 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss). Expenditures for maintenance and repairs are charged to expenses as incurred, while additions, renewals, and betterments, which are expected to extend the useful life of assets, are capitalized.

Intangible assets, net

Intangible assets are copyright, patent right and the trademark right developed by the Company, which are recorded at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the estimated 10-year useful lives:

Land use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use the parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. The estimated useful life for land use right is 30 years.

WING YIP FOOD HOLDINGS GROUP LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate, and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2023, and December 31, 2022, impairment of long-lived assets was nil.

Long-term investments

The Company invests from time to time in equity securities of private companies. If the Company determines that the Company has control over these companies, the Company includes them in the consolidated financial statements. If the Company determines that the Company does not have control over these companies, the Company then determines if the Company has an ability to exercise significant influence via voting interests, board representation or other business relationships.

The Company accounts for the investments where the Company exercises significant influence using either an equity method of accounting or at fair value by electing the fair value option under Accounting Standards Codification (“ASC”) Topic 825, Financial Instruments. If the fair value option is applied to an investment that would otherwise be accounted for under the equity method, the Company applies it to all its financial interests in the same entity (equity and debt, including guarantees) that are eligible items. All gains and losses from fair value changes, unrealized and realized, are presented as changes in fair values of equity and long-term investments, net on the consolidated statements of income.

If the Company concludes that it does not have an ability to exercise significant influence over an investee, the Company may elect to account for the security without a readily determinable fair value using the measurement alternative under ASC Topic 312, Investments — Equity Securities. This measurement alternative allows the Company to measure the equity investment at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

The Company’s long-term investments are equity method investments. Investee companies over which the Company has the ability to exercise significant influence but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Company initially records its investment at cost and subsequently recognizes the Company’s proportionate share of each equity investee’s net income or loss after the date of investment into net loss and accordingly adjusts the carrying amount of the investment. The Company reviews its equity method investments for impairment whenever an event or circumstance indicates that any other-than-temporary impairment has occurred. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investment.

An Impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. As of June 30, 2023 and December 31, 2022, the Company had no impairment for long-term investments.

WING YIP FOOD HOLDINGS GROUP LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Operating leases

The Company adopted the Topic 842 on April 1, 2019 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Company, through its subsidiary, leases its offices, which are classified as operating leases in accordance with Topic 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption for the lease terms that are 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset. The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term and had no finance leases for any of the periods stated herein.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of June 30, 2023 and December 31, 2022.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement, and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

•        Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•        Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

WING YIP FOOD HOLDINGS GROUP LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

The carrying amounts reported in the balance sheets of cash, accounts receivable, inventory, advances to suppliers, prepaid expenses and other current assets, due from related parties, value added tax (“VAT”) recoverables, short-term bank loans, accounts payable, advances from customers, taxes payable, operating lease liabilities, amounts due to related parties, accrued expenses and other liabilities, approximate their fair market value based on the short-term maturity of these instruments. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of June 30, 2023 and December 31, 2022.

Loans

Loans comprise short-term loans and long term loans. Loans are recognized initially at fair value, net of transaction costs incurred. Loans are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable represent liabilities for goods provided to the Company prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities. Accounts payable are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the consolidated financial statements for the years ended December 31, 2022 and 2021 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that the Company collects concurrent with revenue-producing activities is excluded from revenue.

The Company follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the good or service transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

WING YIP FOOD HOLDINGS GROUP LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

For each performance obligation satisfied at a point in time, the Company recognizes revenue at a point in time by measuring the progress toward complete satisfaction of that performance obligation.

The principal versus agent evaluation Is matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether the Company controls the good or service before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the six months ended June 30, 2023 and 2022, there was no revenue recognized on a net basis where the Company is acting as an agent.

For the six months ended June 30, 2023 and 2022, our revenues were primarily derived from (i) sales of products through offline, including sales of cured meat products, snack products and frozen meat products to distributors, and sales of cured meat products and snack products in stores, (ii) sales of cured meat products and snack products primarily through online platform such as Tiktok, JD.com and Pinduoduo.

Revenue from sales of products through offline

The Company generates revenue from the sale of cured meat products, snack products and frozen meat products to customers. The Company enters into contracts with customers as a principal. The contracts contain one single performance obligation with standard quality guarantee, which is transferring the products or accessories to their customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. Usually, the Company offers a credit term within 30-90 days for business customers. The Company recognizes revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been accepted and received by customers. In the normal course of business, the Company’s products are sold with no right of return unless the item is defective.

Revenue from sales of products through online platforms

In accordance with ASC 606, the Company, as a principal, obtains control of specified goods or services before they are transferred to the customers, fulfils the promise to provide the specified products to customer, bears the risk of loss due to factors including physical damage, obsolescence, expired, etc. either before the specified products has been sold to the customers or upon return and, and determines the selling price for each product at its sole discretion. Therefore, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified products transferred.

The Company recognizes the revenue net of discounts and return allowances when the products are delivered, and the title is passed to customers. For sale of products through online platform, we estimate the possibility of return based on the historical experience. As of June 30, 2023, and December 31, 2022, liabilities for return allowance were not material to the consolidated financial statements.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. The Company’s disaggregation of revenue for the six months ended June 30, 2023 and 2022 are as follows:

	For the six months ended June 30
	2023	2022
Revenue from sales of products through offline	$65,146,085	$64,279,589
Revenue from sales of products through online platforms	810,669	1,266,232
Total revenue	$65,956,754	$65,545,821

WING YIP FOOD HOLDINGS GROUP LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Revenue by product categories

The summary of the Company’s total revenues by product categories for the six months ended June 30, 2023 and 2022 was as follows:

	For the six months ended June 30
	2023	2022
Revenue from sales of cured pork sausages	$27,122,681	$26,235,081
Revenue from sales of cured pork meat	10,266,021	10,397,207
Revenue from sales of other cured meat products	6,982,580	7,513,457
Revenue from sales of snack products	18,226,948	18,360,284
Revenue from sales of frozen meat products	3,358,524	3,039,792
Total revenue	$65,956,754	$65,545,821

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

Cost of revenue

Cost of revenue consists primarily of (i) cost of materials purchased from suppliers, (ii) sales taxes and additional taxes, and (iii) depreciation expenses of the equipment.

Selling expenses

Selling expenses include (i) sales service costs incurred from provision of customer services, (ii) traveling costs of sales and marketing staff, (iii) salaries and benefits of sales and marketing staff, (iv) advertising costs, and (v) others, such as conference costs.

General and administrative expenses

General and administrative expenses mainly consist of (i) salaries, welfare and insurance expenses for our administrative personnel, (ii) depreciations and amortizations, (iii) lease expenses relating to leased properties used for administrative and factory purposes, (iv) entertainment expenses are used for business operation, and (v) others, which primarily include traveling, office expenses, and other miscellaneous expenses for administrative purposes.

Research and development expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise costs of materials used for experiments, employee costs, and other daily expenses related to research and development activities.

WING YIP FOOD HOLDINGS GROUP LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Government grants

Government grants represent cash subsidies received from the local government in the PRC. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized when received. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business.

Employee benefits

Full-time employees of the operating entity in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Company has made employee benefits contributions under PRC government requirements and has no legal obligation beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $303,886 and $352,334 for the six months ended June 30, 2023 and 2022, respectively.

Deferred offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of June 30, 2023, and December 31, 2022, the Company capitalized $50,000 and nil of deferred offering costs, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (the “PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund.” For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under the PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

As of June 30, 2023, and December 31, 2022, the balance of the required statutory reserves was $8,567,722 and $8,567,722, respectively.

VAT

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

WING YIP FOOD HOLDINGS GROUP LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company believes there were no uncertain tax positions on June 30, 2023 and December 31, 2022.

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of June 30, 2023, the tax years for the Company’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of June 30, 2023 and December 31, 2022.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the increase in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income (loss) included net income and foreign currency translation adjustments that are presented in the consolidated statements of comprehensive income (loss).

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of June 30, 2023 and December 31, 2022, there was no dilution impact.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, including the redeemable shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of June 30, 2023 and December 31, 2022, there were no dilutive shares.

Risks and uncertainties

With the development of the ever-changing situation, the governments of different countries, including China, are constantly adjusting their attitudes and policies towards the COVID-19. In late 2022, the Chinese government relaxed COVID-19 control policies, as a result of which, although the number of confirmed cases in China surged in a short

WING YIP FOOD HOLDINGS GROUP LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

time, businesses in China, including the Company, are gradually returning to normal. However, the Company is uncertain as to when the outbreak of COVID-19 will be completely controlled in China and globally, and resurgence of the COVID-19 pandemic and any other adverse public health developments may temporarily adversely impact the Company’s operating activities. The continued uncertainties associated with COVID-19 may cause the Company’s revenue and cash flows to underperform in the next 12 months.

Concentration of credit risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of June 30, 2023, and December 31, 2022, the aggregate amounts of cash of $78,351,286 and $67,393,694, respectively, were deposited at major financial institutions located in the PRC. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations. The Company maintains an allowance for doubtful accounts, and actual losses have generally been within management’s expectations. Refer to “Note 18. Customer and Supplier Concentrations” for detail.

Currency convertibility risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

Interest rate risk

The Company’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company’s exposure to interest rate risk also arises from its borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Company has not been, and does not expect to be, exposed to material interest rate risks, and therefore has not used any derivative financial instruments to manage such interest risk exposure. The Company has not been exposed to material risks due to changes in market interest rates, and has not used any derivative financial instruments to manage the interest risk exposure during the six months ended June 30, 2023 and 2022.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging

WING YIP FOOD HOLDINGS GROUP LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

growth company, the Company plans to adopt this guidance effective January 1, 2024. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements, but it does not expect this guidance will have a material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06). The amendments in ASU 2020-06 simplify the accounting for convertible instruments by removing major separation models and removing certain settlement condition qualifiers for the derivatives scope exception for contracts in an entity’s own equity, and simplify the related diluted net income per share calculation for Subtopic 470-20 and Subtopic 815-40. ASU 2020-06 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023, for smaller reporting companies, as defined by the SEC. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is evaluating the impact of this ASU on its consolidated financial statements and disclosures.

In March 2022, the FASB issued ASU No. 2022-02, Financial Instruments — Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminates the troubled debt restructurings (TDRs) accounting model for creditors that have already adopted Topic 326, which is commonly referred to as the current expected credit loss (CECL) model. For entities that have adopted Topic 326, the amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The FASB’s decision to eliminate the TDR accounting model is in response to feedback that the allowance under CECL already incorporates credit losses from loans modified as TDRs and, consequently, the related accounting and disclosures — which preparers often find onerous to apply — no longer provide the same level of benefit to users. The Company is currently evaluating the impact of the new guidance on our consolidated financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

Note 3. Accounts receivable, net

Accounts receivable, net, consisted of the following:

	As of June 30, 2023	As of December 31, 2022
Accounts receivable	$6,803,697	$4,080,716
Less: allowance for doubtful accounts	(23,191)	(24,382)
Accounts receivable, net	$6,780,506	$4,056,334

For the six months ended June 30, 2023 and 2022, the Company recorded allowance for doubtful accounts for nil.

Note 4. Inventories

Inventories consisted of the following:

	As of June 30, 2023	As of December 31, 2022
Raw materials	$8,492,975	$6,766,685
Working in processing	366,370	504,891
Goods shipped in transit	59,779	63,792
Finished goods	571,401	393,479
Total inventory	$9,490,525	$7,728,847

For the six months ended June 30, 2023 and 2022, the Company recorded no impairment provision of inventories for lower of cost or net realizable value, respectively.

WING YIP FOOD HOLDINGS GROUP LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 5. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	As of June 30, 2023	As of December 31, 2022
Prepayment for decoration	$1,216,245	$1,565,832
Prepaid rental expense	751,786	1,659,804
VAT deductibles	—	1,644,165
Deposit	132,804	139,622
Others	34,976	52,156
Prepaid expenses and other current assets	$2,135,811	$5,061,579

For the six months ended June 30, 2023 and 2022, the Company recorded no allowance for other receivable.

Note 6. Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	As of June 30, 2023	As of December 31, 2022
Building	$39,697,716	$40,735,439
Machinery Equipment	24,751,621	29,663,474
Electronic Equipment	854,715	934,216
Transportation Equipment	56,718	59,630
Other Equipment	8,234,762	8,813,131
Building Improvement	11,319,402	12,900,881
Subtotal	$84,914,934	$93,106,771
Less: accumulated depreciation	(14,064,085)	(14,134,613)
Total	$70,850,849	$78,972,158

Depreciation expenses for the six months ended June 30, 2023 and 2022 were $2,245,895 and $984,999, respectively.

As of June 30, 2023 and December 31, 2022, the buildings with carrying value of $29,738,818 and $32,064,681 have been pledged for the purpose of obtaining bank loans.

Note 7. Intangible assets, net

Intangible assets, net, consisted of the following:

	As of June 30, 2023	As of December 31, 2022
Trademark right	$8,829	$4,716
Copyright	205	215
Patent right	70,662	74,290
Subtotal	79,696	79,221
Less: accumulated amortization	(21,475)	(18,601)
Intangible asset, net	$58,221	$60,620

Amortization expenses for the six months ended June 30, 2023 and 2022 were $2,874 and $4,193, respectively.

WING YIP FOOD HOLDINGS GROUP LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 7. Intangible assets, net (cont.)

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2023	$7,927
Fiscal year 2024	7,927
Fiscal year 2025	7,927
Fiscal year 2026	7,927
Fiscal year 2027	7,576
Thereafter	18,937
Total	$58,221

Note 8. Land-use rights, net

Land-use rights, net, consisted of the following:

	As of June 30, 2023	As of December 31, 2022
Land-use rights	$827,438	$869,918
Less: accumulated amortization	(177,197)	(171,963)
Land-use rights, net	$650,241	$697,955

Amortization expenses were $14,266 and $15,255 for the six months ended June 30, 2023 and 2022, respectively.

As of June 30, 2023 and December 31, 2022, the land-use rights have been pledged for the purpose of obtaining bank loans

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2023	$27,186
Fiscal year 2024	27,186
Fiscal year 2025	27,186
Fiscal year 2026	27,186
Fiscal year 2027	27,186
Thereafter	514,311
Total	$650,241

Note 9. Lease

The Company leases factories and stores under non-cancellable operating leases, with terms ranging from two to ten years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

WING YIP FOOD HOLDINGS GROUP LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 9. Lease (cont.)

As of June 30, 2023 and December 31, 2022, the remaining lease term was an average of 6.69 years and 7.19 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on weighted average borrowing rate for bank loans in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 5.59% per annum as of June 30, 2023 and December 31, 2022, respectively.

Supplemental balance sheet information related to operating leases from the Company’s operations was as follows:

	As of June 30, 2023	As of December 31, 2022
Right-of-use assets under operating leases	$256,814	$350,363
Operating lease liabilities, current	33,437	116,974
Operating lease liabilities, non-current	208,574	262,082
Total operating lease liabilities	$242,011	$379,056

The following table presents maturity of lease liabilities as of June 30, 2023:

Twelve months ending June 30,	As of June 30, 2023
2024	$39,335
2025	37,313
2026	41,044
2027	45,148
2028	49,663
Thereafter	69,653
Total future minimum lease payments	282,156
Less: imputed interest	(40,145)
Total	$242,011

Amortization expenses were $217,398 and $363,509 for the six months ended June 30, 2023 and 2022, respectively.

Note 10. Other non-current assets

Other non-current assets consisted of the following:

	June 30, 2023	December 31, 2022
Deposit	$191,929	$205,210
Total other non-current assets	$191,929	$205,210

WING YIP FOOD HOLDINGS GROUP LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 11. Loans

Short-term loans

Short term loans consisted of the following:

	June 30, 2023	December 31, 2022
Zhongshan Rural Commercial Bank	$1,516,970	$1,594,850
Bank of Guangzhou	1,103,250	1,159,891
China Resources Bank of Zhuhai CO.LTD	1,103,250	1,159,891
Total	$3,723,470	$3,914,632

The Comapny’s short-term loans are primarily used for working capital purposes and bear interest rate of 3.95% ~ 5% (2022: 3.95% ~ 5.07%) per annum, with a weighted average interest rate of 4.59% (2022: 4.61%) per annum.

Certain bank borrowings are guaranteed by certain of our directors, certain legal representative and certain subsidiary and mortgaged by the building and land use right of Wing Yip GD as of June 30, 2023 and December 31, 2022.

For the six months ended June 30, 2023 and 2022, the interest expense on short-term loans amounted to $87,926 and $251,434, respectively.

Long-term loans

	June 30, 2023	December 31, 2022
China Guangfa Bank	$13,597,562	$10,149,046
Construction bank of china	1,351,482	1,435,365
Bank of China		—
YUWIN GROUP	1,067,540	867,416
ZSUN RESOURCE HOLDING(HK) LIMITED	689,532	724,932
Subtotal of long-term loans	16,706,116	13,176,759
Less: current portion	(744,694)	(434,959)
Long-term loans – non-current portion	$15,961,422	$12,741,800

The Company’s long-term loans are primarily used for working capital purposes and bear interest rate of 3% ~ 5.50% (2022: 3% ~ 5.5%) per annum, with a weighted average interest rate of 3.75% (2022: 3.75%) per annum.

Certain bank borrowings are guaranteed by certain of our directors, certain legal representative and mortgaged by the building and land use right of Wing Yip GD as of June 30, 2023 and December 31, 2022.

For the six months ended June 30, 2023 and 2022, the interest expense on long-term loans amounted to $326,487 and $21,061, respectively.

Note 12. Accounts payable

Accounts payable consisted of the following:

	June 30, 2023	December 31, 2022
Account payable to the suppliers	$7,702,133	$7,115,236
Total accounts payable	$7,702,133	$7,115,236

WING YIP FOOD HOLDINGS GROUP LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 13. Deferred income

Deferred revenue consisted of the following:

	As of June 30, 2023	As of December 31, 2022
Government grant income	$72,599	$85,232
Total deferred income	$72,599	$85,232

Note 14. Accrued expenses and other payables

Accrued expenses consisted of the following:

	As of June 30, 2023	As of December 31, 2022
Payroll payable	$1,600,430	$2,079,006
Decoration payment payable	1,080,051	1,324,842
Interest payable	84,538	62,285
Water, electricity and steam expenses	57,594	162,034
Others	2,729	8,746
Total	$2,825,342	$3,636,913

Note 15. Income taxes

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Wing Yip was incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. For the six months ended June 30, 2023 and 2022, Wing Yip provided provision of income tax expenses of nil.

PRC

Mainland China

Generally, the Company’s subsidiaries that are considered mainland China resident enterprises under mainland China tax laws are subject to enterprise income tax on their worldwide taxable income as determined under mainland China tax laws and accounting standards at a rate of 25%.

In accordance with the implementation rules of Enterprise Income Tax Law of the PRC (the “EIT Law”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiary, Wing Yip GD, was qualified as a HNTE in 2019. Therefore, Wing Yip GD was eligible to enjoy a preferential tax rate of 15% for the years 2019, 2020, and 2021, to the extent it had taxable

WING YIP FOOD HOLDINGS GROUP LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 15. Income taxes (cont.)

income under the EIT Law. For fiscal year 2022 and for the six months ended June 30, 2023, Wing Yip GD’s income tax rate was 25% as it did not re-apply for the HNTE certificate by the end of December 2022, and cannot enjoy such tax incentives starting in 2022. Wing Yip GD re-applied for the HNTE certificate in September 2023. As of the date of this prospectus, such application is still under review by relevant government authority.

The provision for income tax consisted of the following:

	As of June 30, 2023	As of June 30, 2022
Current income tax expenses	$2,212,522	$2,323,241
Deferred income tax expenses	100,493	17,906
Total income tax expenses	$2,313,015	$2,341,147

The following table sets forth reconciliation between the statutory earned income tax rate and the effective income tax:

	As of June 30, 2023	As of June 30, 2022
Income before income tax expenses	$8,482,084	$9,202,135
Income tax computed at statutory EIT rate (25%)	2,120,521	2,300,534
Tax effect of preferential tax treatments	71,489	22,707
Effect of other non-deductible expenses	21,217	17,906
Others	99,788	—
Total	$2,313,015	$2,341,147

The significant components of deferred tax liabilities were as following:

	As of June 30, 2023	As of December 31, 2022
Deferred tax liabilities	$1,640,530	$1,623,806
Total deferred tax liabilities	$1,640,530	$1,623,806

The deferred tax liabilities mainly include the dividend declared by Wing Yip GD to Wing Yip, and the increase from December 31, 2022 to June 30, 2023 was mainly due to the change in the exchange rate.

Uncertain tax positions

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2023, and December 31, 2022, the Company did not have any significant unrecognized uncertain tax positions.

Note 16. Equity

Ordinary Shares

On January 1, 2018, the Company conducted a 30,000,000 ordinary shares public offering on the Korean Securities Dealers Automated Quotations (“KOSDAQ”) of Korea Exchange (“KRX”), 10,409,095 ordinary shares were issued on November 30, 2018.

WING YIP FOOD HOLDINGS GROUP LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 16. Equity (cont.)

On November 18, 2019, for a redemption of convertible bonds 2,888,961 ordinary shares were issued.

On January 10, 2020, for a redemption of convertible bonds, 1,939,480 ordinary shares were issued.

On February 11, 2020, for a redemption of convertible bonds 2,735,892 ordinary shares were issued.

As of June 30, 2023, and December 31, 2022, it had 47,973,428 and 47,973,428 shares outstanding, respectively.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with the PRC GAAP.

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of June 30, 2022, and December 31, 2022, the balance of the required statutory reserves was $8,567,722 and $8,567,722, respectively.

Note 17. Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with the U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans, and advances. As of June 30, 2023 and December 31, 2022, amounts restricted were the paid-in-capital and statutory reserve of the PRC entities, which amounted to $32,078,382 and $33,725,276, respectively.

Note 18. Customer and Supplier Concentrations

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenue and purchases, respectively.

There were no customers accounting for greater than 10% of the Company’s revenue for the six months ended June 30, 2023 and 2022.

For the six months ended June 30, 2023, two suppliers contributed approximately 20.16% and 14.29% of total purchases made by the Company, respectively.

WING YIP FOOD HOLDINGS GROUP LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 18. Customer and Supplier Concentrations (cont.)

For the six months ended June 30, 2022, two suppliers contributed approximately 18.16% and 11.54% of total purchases made by the Company.

The loss of any significant suppliers or the failure to purchase key raw materials could have a material adverse effect on the operating entity’s business, and the Company’s consolidated results of operations and financial condition.

Note 19. Commitments and Contingencies

Commitments

Non-cancellable operating leases within one year

The following table sets forth our contractual obligations as of June 30, 2023:

	Payment due by June 30
	Total	2024	2025	2026
Operating lease commitments under lease agreements	$12,800	$7,309	$5,491	$—

Contingencies

The Company may be involved in certain legal proceedings, claims, and other disputes arising from the commercial operations, projects, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations, or liquidity.

Note 20. Subsequent events

No subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements.

Until [    ], 2023, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[•] American Depositary Shares

Wing Yip Food Holdings Group Limited

EF Hutton

division of Benchmark Investments, LLC

Prospectus dated [•], 2023

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Hong Kong law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Hong Kong courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Under our articles of association, subject to the provisions of the Companies Ordinance, every director or other officer of our company shall be indemnified out of the assets of our company against all costs, charges, expenses, losses and liabilities which he may sustain or incur in or about the execution of his office or otherwise in relation thereto and in particular and without prejudice to the generality of the foregoing every director and other officer of our company shall be indemnified by our company against, and it shall be the duty of the directors out of the funds of our company to pay all costs, losses and expenses which any such director and other officer may incur or become liable for by reason of any contract entered into, or act or thing done by him or them as such director and other officer, or in any way in the discharge of their or his duties, including travelling expenses; and the amount for which such indemnity is provided shall immediately attach as a lien on the property of our company, and have priority as between the members over all other claims. Any person who is a director or other officer of our company shall not be liable (except in consequence of his own dishonesty, willful misconduct or any negligence, default, breach of duty or breach of trust) for the acts, receipts or defaults of any other director or other officer of our company or for any losses or expenses incurred by our company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of our company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of our company shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects of our company shall be deposited or for any loss occasioned by any error on their or his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto.

Each of our directors and executive officers also benefits from indemnification arrangements, under which they are indemnified against certain liabilities and expenses incurred by them in connection with claims made by reason of their service as directors or executive officers of ours.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

The Company was incorporated on April 24, 2015 with 10,000 issued Ordinary Shares, HKD1 each. The total share capital at the Company’s incorporation was HKD10,000. The founding members of the Company are World Majestic International Limited (holding 7,500 Ordinary Shares), Real Courage Development Limited (holding 700 Ordinary Shares), Silver Merit Trading Limited (holding 700 Ordinary Shares), Glory Wisdom Investment Limited (holding 600 Ordinary Shares) and Massive Future Limited (holding 500 Ordinary Shares).

On June 3, 2016, World Majestic International Limited transferred its 2,500 Ordinary Shares to Xiantao Wang and 5,000 Ordinary Shares to Quangguang Wang; Silver Merit Trading Limited transferred its 700 Ordinary Shares to Yonghong Su; Glory Wisdom Investment Limited transferred its 600 Ordinary Shares to Tingfeng Wang; Massive Future limited transferred its 500 Ordinary Shares to Sio Chan Wong; Real Courage Development Limited transferred its 100 Ordinary Shares to Chunzhao Ye and 600 Ordinary Shares to Haobo Ye.

On November 3, 2016, the Company issued and allotted 1,681 Ordinary Shares, HKD2,951.02 each, raising HKD4,960,659.72 share capital in total, to five individuals.

On December 29, 2016, the Company issued and allotted, 29,988,319 Ordinary Shares, HKD1.29 each, raising HKD38,810,000 share capital, to ten individuals.

On November 14, 2018, all the Company’s then shareholders transferred all their shares (in total 30,000,000 Ordinary Shares with value of HKD43,780,659.72 in share capital) to the Korea Securities Depository.

On November 30, 2018, the Company issued and allotted, HKD13.85809 each, 10,409,095 Ordinary Shares to Korea Securities Depository, raising in total HKD144,250,207.87 share capital.

On November 18, 2019, the Company issued and allotted, HKD10.3843561 each, 2,888,961 Ordinary Shares to Korea Securities Depository, raising in total HKD30,000,000 share capital.

On January 10, 2020, the Company issued and allotted, HKD10.3120424 each, 1,939,480 Ordinary Shares to Korea Securities Depository, raising in total HKD20,000,000 share capital.

On February 11, 2020, the Company issued and allotted, HKD10.0515663 each, 2,735,892 Ordinary Shares to Korea Securities Depository, raising in total HKD27,500,000 share capital.

As of December 31, 2022, the Company has issued and allotted 47,973,428 Ordinary Shares in total sum of HKD265,530,867.59 share capital.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    Exhibits

See Exhibit Index beginning on page II-7 of this registration statement.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a)     The undersigned registrant hereby undertakes that:

(1)    to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)    that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offerings.

(4)    to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act (15 U.S.C. 77j(a)(3)) need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)    that, for the purpose of determining liability under the Securities Act to any purchaser:

(i)     if the issuer is relying on Rule 430B:

(A)    each prospectus filed by the undersigned issuer pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offerings described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)    if the issuer is relying on Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     any preliminary prospectus or prospectus of the undersigned Registrant relating to the offerings required to be filed pursuant to Rule 424;

(ii)    any free writing prospectus relating to the offerings prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)   the portion of any other free writing prospectus relating to the offerings containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)   any other communication that is an offer in the offerings made by the undersigned Registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes that:

(1)    for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Guangdong China, on [•], 2023.

Wing Yip Food Holdings Group Limited
By:
Xiantao Wang
Director and Chairman of the Board

Power of Attorney

Each person whose signature appears below constitutes and appoints each of [•] as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Ordinary Shares of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Director and Chairman of the Board	, 2023
Name: Xiantao Wang
	Director, Chief Executive Officer	, 2023
Name: Tingfeng Wang
	Chief Financial Officer	, 2023
Name: Haobo Ye
	Director	, 2023
Name: Hojin Kim

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on [•], 2023.

By:
Name:
Title:

EXHIBIT INDEX

Description
1.1*	Form of Underwriting Agreement
3.1*	Articles of Association of the Registrant
4.1*	Specimen Certificate for Ordinary Shares
4.2*	Form of the American depositary receipt (included in Exhibit 4.3)
4.3*	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of ADSs issued hereunder
4.4*	Form of the Representative’s Warrants (included in Exhibit 1.1)
5.1*	Opinion of Patrick Mak & Tse regarding the validity of the Ordinary Shares being registered
5.2*	Opinion of Hunter Taubman Fischer & Li LLC regarding the enforceability of Representative’s Warrants
10.1*	Form of Employment Agreement by and between executive officers and the Registrant
10.2*	Form of Indemnification Agreement with the Registrant’s directors and officers
10.3*	Joint Venture Shareholders’ Agreement
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Audit Alliance LLP
23.2*	Consent of Patrick Mak & Tse (included in Exhibit 5.1)
23.3*	Consent of Jincheng Tongda & Neal Law Firm
23.4*	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.2)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Consent of Frost & Sullivan LLP
107*	Filing Fee Table

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*        To be filed by amendment.